UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2016

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65 (Euljiro2-ga), Jung-gu

Seoul 04539, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

QUARTERLY BUSINESS REPORT

(From January 1, 2016 to September 30, 2016)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY,” “WE,” “US,” OR “OUR” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1.    Company Overview

The Company’s quarterly business report for the nine months ended September 30, 2016 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2015 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services and satellite broadcasting services	309,955	Material
M&Service Co., Ltd.	Feb. 10, 2000	Online information services	89,452	Material
SK Communications Co., Ltd.	Sept. 19, 1996	Internet portal and other Internet information services	152,496	Material
Stonebridge Cinema Fund	Sept. 30, 2005	Investment partnership	7,797
SK Broadband Co., Ltd.	Sept. 5, 1997	Fixed-line telecommunication services, multimedia and IPTV services	3,291,707	Material
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	13,169
Hwaitec Focus Investment Partnership 2	Dec. 24, 2008	Investment partnership	18,249
Open Innovation Fund	Dec. 22, 2008	Investment partnership	19,455
PS&Marketing Co., Ltd.	Apr. 3, 2009	Sale of telecommunication devices	509,580	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Customer center management services	65,424
Service Top Co., Ltd.	Jul. 1, 2010	Customer center management services	61,897
Network O&S Co., Ltd.	Jul. 1, 2010	Network maintenance services	77,426	Material
SK Planet Co., Ltd.	Oct. 1, 2011	Telecommunication and platform services	2,406,988	Material
Neosnetworks Co., Ltd.	Jun. 12, 2008	Security system services	68,361
Iriver Ltd.	Jul. 12, 2000	Audio device manufacturing	65,405
Entrix Co., Ltd.	July 1, 2015	Telecommunication (Cloud) services	30,876
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment (holding company)	37,748
SK Global Healthcare Business Group, Ltd.	Sept. 14, 2012	Investment (SPC)	25,768
Iriver Enterprise Ltd.	Jan. 14, 2014	Management of Chinese subsidiary	4,289
Iriver China Co., Ltd.	Jun 24, 2004	Electronic device manufacturing	4,394
DongGuan Iriver Electronics Co., Ltd.	Jul. 6, 2006	Electronic device manufacturing	23
SK Planet Japan, K.K.	Mar. 14, 2012	Digital contents sourcing services	5,068
groovers Japan Co. Ltd.	Feb. 25, 2015	Contents and information distribution	1,540
SKT Vietnam PTE., Ltd.	Apr. 5, 2000	Telecommunication services	4,523
SK Planet Global PTE, LTD.	Aug. 4, 2012	Digital contents sourcing services	1,570
SKP Global Holdings PTE, LTD.	Aug. 10, 2012	Investment (holding company)	28,320

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Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2015 (millions of Won)	Material Subsidiary*
SKT Americas, Inc.	Dec. 29, 1995	Information collection and management consulting services	51,138
SK Planet America LLC	Jan. 27, 2012	Digital contents sourcing services	380,141	Material
Shopkick Management Company, Inc.	Oct. 9, 2014	Investment	306,248	Material
Shopkick, Inc.	Jun. 1, 2009	Mileage based e-commerce application development	25,388
SK TechX Co., Ltd.	Mar. 1, 2016	Telecommunication and platform services	—	Material
Onestore Co., Ltd.	Mar. 1, 2016	Contents distribution	—	Material
SK Telecom Innovation Fund, L.P.	Jan. 15, 2016	Investment	—
Iriver America Inc.	May 1, 2005	Wholesale and retail	—
Iriver Inc.	Feb. 15, 2007	North America marketing and sales	4,160
YTK Investment Ltd.	Jul. 1, 2010	Investment	16,318
Atlas Investment	Jun. 24, 2011	Investment	77,750	Material
SK Telecom China Fund I L.P.	Sept. 14, 2011	Investment	20,901
Planet 11 E-commerce Solutions India Pvt. Ltd.	Sept. 1, 2014	E-commerce management	247
11 street (Thailand) Co., Ltd.	Apr. 5, 2016	E-commerce	—

*	Material Subsidiary means a subsidiary with total assets of Won 75 billion or more as of the end of the latest fiscal year or, with respect to SK TechX Co., Ltd. (“SK TechX”) and Onestore Co., Ltd. (“Onestore”), which were established in 2016, a subsidiary with total assets of Won 75 billion or more as of the end of September 30, 2016.
During 2016, Technology Innovation Partners, L.P. changed its name to SK Telecom Innovation Fund, L.P.

Changes in subsidiaries during 2016 are set forth below.

Change	Name	Remarks
Additions	SK TechX Co., Ltd.	Split from SK Planet Co., Ltd. and newly established
	Onestore	Split from SK Planet Co., Ltd. and newly established
	Planet11 E-commerce Solutions India Pvt. Ltd.	Newly acquired by SK Planet Co., Ltd.
	11street (Thailand) Co., Ltd.	Newly established by SK Planet Co., Ltd.

Exclusions	Commerce Planet Co. Ltd.	Merged into SK Planet Co., Ltd.

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

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(3)	Website: http://www.sktelecom.com

D.	Major Businesses

(1)	Wireless business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. We continue to maintain our reputation as the unparalleled premium network operator in the LTE market on the basis of our technological leadership and network management technology.

The Company plans to increase its profitability by strengthening its retention policy, which is the fundamental basis of competitiveness for telecommunication companies in this data-intensive era. The Company will lead the information and communication technology (“ICT”) trend by providing products through which customers can have a distinctive experience and by providing innovative services to transition to service-based competition.

In the business-to-business (“B2B”) area, the Company is striving to strengthen its solutions business as well as its existing leased line business. In the area of healthcare, the Company achieved several tangible milestones: point-of-care diagnostic devices manufactured by a company of which the Company is the largest shareholder received approval from the U.S. Food and Drug Administration; the Company entered the Chinese healthcare market; and the Company was the first Korean company to export medical information systems. The Company plans to continue to find and develop new growth businesses in healthcare in the mid- to long-term. The Company also plans to seek out new growth engines in existing businesses, including the intelligence business, by utilizing its technologies relating to big data.

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products to its customers through PS&Marketing Co., Ltd. (“PS&Marketing”), one of its subsidiaries. Through Service Ace Co., Ltd., another subsidiary, the Company operates customer service centers in Seoul and provides telemarketing services. Furthermore, Network O&S Co., Ltd., the Company’s subsidiary responsible for the operation of the Company’s 2G to 4G networks (including its CDMA, WCDMA and LTE networks), provides customers with quality network services and provides the Company with technological know-how in network operations.

(2)	Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. In 1999, SK Broadband launched its high-speed Internet service in Seoul, Busan, Incheon and Ulsan and currently provides such services nationwide. SK Broadband also commercialized its TV-Portal service in July 2006 and its IPTV service in January 2009 upon receipt of permit in September 2008.

(3)	Other businesses

The Company is a leading player in the Korean e-commerce industry with 11th Street, an e-commerce platform service that connects various sellers and purchasers through its online and mobile platforms, “Shocking Deal,” a mobile commerce curation service and BENEPIA, a customized benefits and rewards service platform. In addition, the Company has rapidly grown into a top tier player in Turkey, Indonesia and Malaysia after launching open market businesses in these countries by optimizing its businesses for the respective local markets and utilizing its expertise in the e-commerce platform business. In the online-to-offline (“O2O”) area, the Company is a leading player and continues to expand its market power with OK Cashbag, Korea’s largest loyalty mileage program, Syrup Wallet, which offers smart shopping services utilizing its network of business partners and information technology such as big data, Syrup Store, which provides integrated marketing solutions to business partners and other Syrup-related services such as gifticon, Syrup Table and Syrup Pay. The Company focuses on the mobile platform to connect various on- and offline commerce service platforms that provide various benefits and information at the right place and the right time to give consumers a pleasant and convenient shopping experience and retailers an integrated marketing solution to reach their target audience. The Company intends to continue its efforts to secure the market leading position in these markets.

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In the advertising business area, the Company is engaged in advertisement production, promotion services and research and consulting services. The Company offers differentiated services utilizing a combination of SK Planet’s big data, research-driven insight, sophisticated communication strategies, innovative and creative strategies, optimized media execution and powerful promotions. Surpassing the role of a conventional advertising agency, we help businesses create new value.

In the location-based services business area, the Company provides real time traffic information and various local information through its T-Map Navigation service. In the digital contents business area, the Company provides high-quality digital contents in its leading mobile contents marketplace, Onestore.

In the media business area, the Company provides the optimum environment for subscribers to access multimedia contents according to personal taste and preference through “oksusu,” available on various digital devices such as personal computers and mobile devices.

The Company provides integrated Internet portal services through NATE and instant messaging services through NATE-ON. In the mobile internet service business area, the Company provides portal-based services and Cymera, which is a camera application. In the portal service business area, key sources of revenue are display advertising, search engine-based advertising, and contents and other services. Display advertising consists of image, video and flash-based multimedia advertising carried on NATE and NATE-ON and aims to give greater exposure to the advertiser’s brand name to the public. The increased effectiveness of online media as an advertising outlet has resulted in a greatly expanded advertiser base, and the increasing variety in the format of advertising has contributed to the growth of display advertising. Search engine-based advertising refers to the type of advertising that embeds advertisements within search results produced by searches of certain keywords on the NATE portal site. Search engine-based advertising has a certain appeal to small and medium-sized advertisers.

See “II-1. Business Overview” for more information.

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E.	Credit Ratings

(1)	Corporate bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
April 11, 2013	Corporate bond	AAA	Korea Ratings	Current rating
April 11, 2013	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
April 11, 2013	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating
April 11, 2013	Corporate bond	AAA	Korea Ratings	Regular rating
April 11, 2013	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
April 11, 2013	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Ratings	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
April 22, 2014	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Ratings	Current rating
April 22, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
April 22, 2014	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
October 15, 2014	Corporate bond	AAA	Korea Ratings	Current rating
October 15, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 15, 2014	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
February 9, 2015	Corporate bond	AAA	Korea Ratings	Current rating
February 9, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 9, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
May 21, 2015	Corporate bond	AAA	Korea Ratings	Regular rating
May 27, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 10, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd	Regular rating
July 6, 2015	Corporate bond	AAA	Korea Ratings	Current rating
July 6, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
July 6, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
October 26, 2015	Corporate bond	AAA	Korea Ratings	Current rating
October 26, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 26, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
February 19, 2016	Corporate bond	AAA	Korea Ratings	Current rating
February 19, 2016	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 19, 2016	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
May 19, 2016	Corporate bond	AAA	Korea Ratings	Current rating
May 20, 2016	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
May 20, 2016	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating

*	Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

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(2)	Commercial paper (“CP”)

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
April 11, 2013	CP	A1	Korea Ratings	Current rating
April 11, 2013	CP	A1	Korea Investors Service, Inc.	Current rating
April 11, 2013	CP	A1	NICE Investors Service Co., Ltd.	Current rating
November 29, 2013	CP	A1	Korea Ratings	Regular rating
December 18, 2013	CP	A1	Korea Investors Service, Inc.	Regular rating
December 20, 2013	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	CP	A1	Korea Ratings	Current rating
April 22, 2014	CP	A1	Korea Investors Service, Inc.	Current rating
April 22, 2014	CP	A1	NICE Investors Service Co., Ltd.	Current rating
October 15, 2014	CP	A1	Korea Ratings	Regular rating
October 15, 2014	CP	A1	Korea Investors Service, Inc.	Regular rating
October 15, 2014	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
May 21, 2015	CP	A1	Korea Ratings	Current rating
May 27, 2015	CP	A1	Korea Investors Service, Inc.	Current rating
June 10, 2015	CP	A1	NICE Investors Service Co., Ltd.	Current rating
January 19, 2016	Short-term bond	A1	Korea Ratings	Current rating
January 19, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
January 19, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
April 27, 2016	CP	A1	Korea Ratings	Current rating
April 27, 2016	Short-term bond	A1	Korea Ratings	Current rating
May 11, 2016	CP	A1	Korea Investors Service, Inc.	Current rating
May 11, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
May 12, 2016	CP	A1	NICE Investors Service Co., Ltd.	Current rating
May 12, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating

*	Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating company	Rating type
June 4, 2012	Bonds denominated in Swiss Franc	A3	Moody’s Investors Service	Current rating
June 6, 2012	Bonds denominated in Swiss Franc	A-	Fitch Inc.	Current rating
June 7, 2012	Bonds denominated in Swiss Franc	A-	Standard & Poor’s Rating Services	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Fitch Inc.	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A3	Moody’s Investors Service	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Standard & Poor’s Rating Services	Current rating

*	On August 9, 2013, Moody’s Investors Service raised the outlook on the Company’s rating from A3 (Negative) to A3 (Stable).
*	On November 4, 2015, S&P lowered the outlook on the Company’s rating from A- (Positive) to A- (Stable).

2.    Company History

October 2011: SK Planet Co., Ltd. was spun off from the Company.

February 2012: Purchased shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

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June 2015: Consummation of the comprehensive share exchange transaction (the “Share Exchange”) through which the Company acquired all of the shares of SK Broadband that it did not otherwise own in exchange for its treasury shares such that SK Broadband became a wholly-owned subsidiary of the Company.

April 2016: The spin-off and merger of the location-based services business and the mobile phone verification services business of SK Planet Co., Ltd.

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

At the 29th General Meeting of Shareholders held on March 22, 2013, Dae Sik Cho was elected as an inside director and Dae Shick Oh was elected as an independent director and member of the audit committee of the Company’s board of directors. At the 30th General Meeting of Shareholders held on March 21, 2014, Jae Hoon Lee was elected as an independent director and Jae Hyeon Ahn was elected as an independent director and member of the audit committee of the Company’s board of directors. At the 31st General Meeting of Shareholders held on March 20, 2015, Dong Hyun Jang was elected as an inside director. At the 32nd General Meeting of Shareholders held on March 18, 2016, Dae Sik Cho was re-elected as an inside director and Dae Shick Oh was re-elected as an independent director and member of the audit committee of the Company’s board of directors.

C.	Change in Company Name

On March 23, 2012, SK hynix Inc., which became a subsidiary in February 2012, changed its name to SK hynix Inc. from Hynix Semiconductor Inc. in accordance with a resolution at its annual general meeting of shareholders.

D.	Mergers, Acquisitions and Restructuring

(1)	Spin-off

In accordance with the resolution of the Company’s board of directors on July 19, 2011 and the resolution of the shareholders’ meeting on August 31, 2011, the Company spun off its platform business and established SK Planet Co., Ltd., effective as of October 1, 2011. The registration of the spin-off was completed on October 5, 2011. Set forth below are important details of the spin-off.

Description	Detail
Method of Spin-off	Simple vertical spin-off
Resulting Companies	SK Telecom Co., Ltd. (Surviving Company) SK Planet Co., Ltd. (Spin-off Company)
Effective Date	October 1, 2011

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Set forth below is a summary of the Company’s financial position before and after the spin-off.

(in millions of Won)

Description	Before the spin-off (As of September 30, 2011)	After the spin-off (As of October 1, 2011)
	SK Telecom Co., Ltd.	SK Telecom Co., Ltd.	SK Planet Co., Ltd.
Total Assets	19,400,114	19,084,651	1,545,537

Total Liabilities	7,673,828	7,358,365	315,463

Total Shareholders’ Equity	11,726,286	11,726,286	1,230,074

The schedule of the spin-off is set forth below.

Category		Date
Board resolution on spin-off		July 19, 2011
Record Date for Determination of Shareholders for the Shareholders’ Meeting for Spin-off		August 4, 2011
Shareholders’ Meeting for Approval of Spin-off Plan		August 31, 2011
Date of Spin-off		October 1, 2011
Shareholders’ Meeting for Report of Spin-off and Inaugural Meeting of Shareholders		October 4, 2011
Registration of Spin-off		October 5, 2011
Others	Notice of closure of shareholders register Period of closure of shareholders register Public notice of shareholders’ meeting Dispatch of notice of shareholders’ meeting	July 20, 2011 August 5, 2011~ August 8, 2011 August 10, 2011 and August 12, 2011 August 12, 2011

•	Changes in shareholding, including majority shareholder

Not applicable because the spin-off is a simple vertical spin-off.

•	Appraisal rights of shareholders

Not applicable because the spin-off is a simple vertical spin-off.

•	Protection of creditors

In accordance with Article 530-9 Paragraph 1, both SK Telecom and SK Planet will be jointly and severally liable for the payment of all obligations of SK Telecom incurred prior to the spin-off.

•	Allocation of new shares

In accordance with Articles 530-2 through 530-12, the spin-off is a simple vertical spin-off and all shares of SK Planet were allocated to SK Telecom.

(2)	Acquisition of shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

In accordance with the resolution of the Company’s board of directors on November 14, 2011, the Company purchased 146,100,000 shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.) (“SK Hynix”) (aggregate purchase price of Won 3,374,726 million) on February 14, 2012 in order to acquire control of SK Hynix. The Company had a 21.05% equity interest in SK Hynix after the purchase.

(3)	Merger of SK Planet and SK Marketing & Company Co., Ltd.

On January 11, 2013, the Company acquired the remaining 50% equity stake in SK Marketing & Company Co., Ltd. (“SK Marketing & Company”), a company providing e-commerce and advertising services, from SK Innovation Co., Ltd. and gained control of both SK Marketing & Company and its subsidiary, M&Service Co., Ltd. The Company thereafter contributed the 100% equity stake in SK Marketing & Company to SK Planet and merged SK Marketing & Company into SK Planet as of February 1, 2013.

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(4) Acquisition of shares of PS&Marketing

On February 20, 2014, the board of directors of the Company resolved to invest an additional Won 100 billion (20 million common shares) into PS&Marketing, an affiliated company, in order to increase its mid- to long-term competitiveness in distribution. The date of investment was April 2, 2014, and the cumulative investment amount totaled Won 330 billion.

(5) Disposition of shares of iHQ Inc.

On March 10, 2014, the Company disposed of 3,790,000 shares (its 9.4% equity share) of iHQ Inc. to rebalance its investment portfolio.

(6) Acquisition of shares of Neosnetworks Co., Ltd. (“Neosnetworks”)

In order to acquire a new growth engine, the Company acquired a controlling stake in Neosnetworks, a building security company, with the purchase of 31,310 shares (a 66.7% equity interest) of Neosnetworks on April 2, 2014. The Company acquired an additional 50,377 shares in Neosnetworks in April 2015 through a rights offering, resulting in an increase of its ownership to 83.9%.

(7) Acquisition of shares of Iriver

On August 13, 2014, the Company purchased 10,241,722 shares (a 39.3% equity interest) of Iriver Ltd. (“Iriver”) from Vogo-Rio Investment Holdings Co., Ltd. and KGF-Rio Limited in order to foster application development and smartphone accessories as part of the Company’s growth engines. The Company holds a 48.9% equity interest of Iriver by acquiring additional shares in its rights offering. The Company does not hold a majority of the voting rights of Iriver but the Company has concluded that it has effective control, as it holds significantly more voting rights than any other shareholder or any organized group of shareholders.

(8) Acquisition of shares of Shopkick, Inc. (“Shopkick”)

On October 10 2014, SK Planet America LLC, a subsidiary of the Company, acquired (through its 95.2%-owned subsidiary Shopkick Management Company, Inc.) a 100.0% ownership interest in Shopkick, a developer of a shopping app for mobile devices that provides benefits to customers for visiting stores, in order to penetrate the mobile commerce market in the United States. In the first half of 2016, SK Planet America LLC acquired all remaining shares of Shopkick Management Company, Inc.

(9) Disposition of Shenzen E-Eye shares

In 2014, the Company entered into an agreement to dispose of its equity interest in Shenzen E-eye in order to focus its business portfolio on high-growth business areas in the Chinese ICT market. The sale was completed on March 23, 2015.

(10) Disposition of a portion of KEB Hana Card shares

On April 3, 2015, the Company sold 27,725,264 shares (10.4% out of the 25.4% equity interest the Company held prior to the sale) of KEB Hana Card Co., Ltd. to Hana Financial Group in cash. With the proceeds of such sale (Won 180 billion), the Company acquired equity interests in Hana Financial Group on April 17, 2015 through participation in a rights offering by Hana Financial Group. The Company plans to maintain its strategic alliance and pursue opportunities to create synergies with, Hana Financial Group.

(11) SK Broadband - Comprehensive Share Exchange

On March 20, 2015, the Company’s board of directors resolved to approve the Share Exchange.

•	Share Exchange ratio: Shareholders of one common share of SK Broadband were allotted 0.0168936 common shares of SK Telecom

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•	Shares exchanged: 2,471,883 registered common shares of SK Telecom

•	Date of Share Exchange agreement: March 23, 2015

•	Record date: April 6, 2015

•	Announcement date for the proceeding of the Share Exchange as a small-scale share swap: April 6, 2015

•	Meeting of board of directors for approval of the Share Exchange: May 6, 2015

•	Date of the Share Exchange: June 9, 2015

(12) Establishment of Entrix Co., Ltd.

In the first three quarters of 2015, SK Planet spun off its cloud streaming division and established Entrix Co., Ltd. The Company exchanged 1,300,000 shares of SK Planet for 1,300,000 shares of Entrix at the time of the spin-off and later acquired an additional 2,857,000 shares by participating in the recapitalization.

(13) Additional capital raise by NanoEnTek Inc.

In the first three quarters of 2015, the Company acquired 1,090,155 shares through the additional capital raise by NanoEnTek.

(14) Reclassification of Packet One Networks’ accounts

In 2015, the Company reclassified its investments in Packet One from investments in associates and joint ventures to assets classified as held for sale as the Company no longer had significant control over Packet One. The difference between the book value and the fair value of Won 37.4 billion at the time of reclassification was recognized as impairment loss.

(15) Acquisition of shares of SK Communications Co., Ltd. (“SK Communications”)

On October 1, 2015, the Company became the largest shareholder of SK Communications with a 64.54% equity interest through dividends in kind from SK Planet of 26,523,815 shares and the purchase of 1,506,130 shares over-the-counter.

(16) Acquisition of shares of CJ HelloVision Co., Ltd. (“CJ HelloVision”)

On November 2, 2015, the Company’s board of directors resolved to approve the acquisition of CJ HelloVision’s shares from CJ O Shopping Co., Ltd. (“CJ O Shopping”) and on the same day, entered into a share purchase agreement with CJ O Shopping. In addition, on November 2, 2015, SK Broadband’s board of directors resolved to approve the merger of SK Broadband with CJ HelloVision and on the same day, entered into a merger agreement with CJ HelloVision and the closing of the merger was conditioned upon receipt of regulatory approval from relevant authorities. On July 25, 2016, the Company notified CJ O Shopping of the termination of the share purchase agreement and SK Broadband notified CJ HelloVision of the termination of the merger agreement, as the Korea Fair Trade Commission on July 18, 2016 denied approval of the proposed merger, which was a closing condition to the consummation of the merger.

(17) Tender offer of shares of CJ HelloVision

From November 2, 2015 to November 23, 2015, the Company purchased 6,671,933 shares of CJ Hellovision in a tender offer for up to 10,000,000 shares, paying Won 12,000 per share. Through this tender offer, the Company acquired an 8.61% equity interest in CJ HelloVision.

11

(18) Establishment of SK TechX Co., Ltd. and Onestore

In the first half of 2016, SK Planet spun off its platform business and T Store business and established SK TechX and Onestore. The Company exchanged 12,323,905 shares of SK Planet for 6,323,905 shares of SK TechX and 6,000,000 shares of Onestore at the time of the spin-off. The Company later acquired an additional 4,409,600 shares of Onestore at a purchase price of Won 22 billion by participating in the follow-on rights offering. The Company did not participate in the subsequent follow-on rights offering and as of June 30, 2016, the Company has a 65.5% interest in Onestore.

(19) Spin-off and merger of SK Planet’s location-based services business and mobile phone verification services business

Through the merger of SK Planet’s location-based services business and mobile phone verification services business into SK Telecom, the Company seeks to provide a solid base for continued growth, especially in the next generation platform business, and SK Planet plans to further concentrate its resources on its commerce business. The spin-off and merger was effective as of April 5, 2016 and was registered as of April 7, 2016. SK Planet is a wholly-owned subsidiary of the Company, and as the Company did not issue any new shares in connection with the merger, there was no change in the share ownership of the Company.

(20) Establishment of Hana-SK Fintech Corporation

In order to provide an everyday finance platform, the Company entered into a joint venture agreement with Hana Financial Group, in accordance with the resolution of the Company’s board of directors on July 28, 2016. Combining the Company’s leading mobile technology and big data analysis capabilities with Hana Financial Group’s financial service, Hana-SK Fintech Corporation plans to provide innovative mobile financial services such as mobile asset management, easy payment and overseas wire transfer services. SK Telecom holds a 49% equity stake in the joint venture, and Hana Financial Group holds the remaining 51%. The services are scheduled to launch in the first half of 2017.

(21) Capital contribution of shares of Neosnetworks for new shares of SK Telink Co., Ltd. (“SK Telink”)

On September 22, 2016, the Company’s board of directors resolved to make a capital contribution of all shares of Neosnetworks owned by the Company to SK Telink in exchange for new shares of SK Telink.

(22) Execution of agreement to acquire shares of SM Mobile Communications

During the third quarter of 2016, the Company executed an agreement to transfer the media platform businesses Hotzil and 5Ducks to SM Mobile Communications in exchange for shares of SM Mobile Communications.

[SK Broadband]

(1) Mergers among Subsidiaries and Affiliates

On July 26, 2012, the board of directors of SK Broadband resolved to merge Broadband D&M Co., Ltd., its wholly-owned subsidiary, into SK Broadband after transferring Broadband D&M Co., Ltd.’s network maintenance business to Network O&S Co., Ltd. The merger was effective as of September 26, 2012. In connection with this merger, SK Broadband did not issue any new shares.

On October 25, 2012, the board of directors of SK Broadband resolved to merge Broadband CS Co., Ltd., its wholly-owned subsidiary, into SK Broadband after transferring Broadband CS Co., Ltd.’s customer service business to Service Ace Co., Ltd. The merger was effective as of December 26, 2012. In connection with this merger, SK Broadband did not issue any new shares.

On January 3, 2013, the board of directors of SK Broadband approved the merger of Broadband Media Co., Ltd., its wholly-owned subsidiary, into SK Broadband. The merger was effective as of March 22, 2013 and was recorded as of March 25, 2013. Please refer to the “Merger Completion Report” filed with the Financial Services Commission on March 25, 2013. In connection with this merger, SK Broadband did not issue any new shares.

12

On July 29, 2015, the board of directors of SK Broadband approved the acquisition of SK Planet’s Hoppin business through a spin-off and subsequent merger transaction pursuant to Article 530-2 of the Korean Commercial Code, with both SK Broadband and SK Planet remaining as existing companies. The spin-off and subsequent merger were effective as of September 1, 2015, and on the same day, SK Broadband issued 2,501,125 new common shares resulting from the merger, allotting 0.0349186 common shares of SK Broadband per one common share of SK Planet to SK Telecom, SK Planet’s sole shareholder.

(2) Share Exchange

On March 20, 2015, the board of directors of SK Broadband resolved to approve the Share Exchange. The Share Exchange was approved at the extraordinary meeting of shareholders held on May 6, 2015. Subsequent to the Share Exchange, the Company became the parent company of SK Broadband with 100% ownership and remained a listed corporation on the KRX KOSPI Market, and SK Broadband became a wholly-owned subsidiary of the Company and was delisted from the KRX KOSDAQ Market. There was no change in the share ownership interest of the Company’s existing shareholders or the Company’s management in connection with the Share Exchange.

•	Share Exchange ratio: Shareholders of one common share of SK Broadband were allotted 0.0168936 common shares of SK Telecom

•	Shares exchanged: 2,471,883 registered common shares of SK Telecom

•	Date of Share Exchange agreement: March 23, 2015

•	Record date: April 6, 2015

•	Announcement date for the proceeding of the Share Exchange as a small-scale share swap: April 6, 2015

•	Meeting of board of directors for approval of the Share Exchange: May 6, 2015

•	Date of the Share Exchange: June 9, 2015

(3) Merger with CJ HelloVision

On November 2, 2015, SK Broadband’s board of directors resolved to approve the merger of SK Broadband with CJ HelloVision such that CJ HelloVision would be the surviving entity and SK Broadband would be the non-surviving entity. The largest shareholder of the merged entity would be SK Telecom with an equity interest of 78.35%. On February 26, 2016, the entry into the merger agreement was resolved as proposed by SK Broadband’s shareholders.

On July 25, 2016, SK Broadband notified CJ HelloVision of the termination of the merger agreement, as the Korea Fair Trade Commission on July 18, 2016 denied approval of the proposed merger, which was a closing condition to the consummation of the merger. On July 27, 2016, SK Broadband’s board of directors resolved to terminate the merger agreement as proposed. Subsequently, the merger agreement is no longer effective and all procedures related to the merger, including the issuance of new shares, were terminated.

[SK Planet]

As of February 1, 2013, SK Planet merged with SK Marketing & Company, a company providing e-commerce and advertising services. In connection with this merger, SK Planet issued 12,927,317 of its common stock to SK Telecom, which was a shareholder of SK Marketing & Company.

On April 22, 2013, the board of directors of SK Planet resolved to merge Madsmart, Inc., its wholly-owned subsidiary, into SK Planet to enhance the competitiveness of its platform business and provide faster service to customers by merging the ICT capabilities of the two companies. The merger was effective as of June 1, 2013 and SK Planet did not issue any new shares in connection with the merger.

13

On May 29, 2015, the board of directors of SK Planet resolved to spin off its cloud streaming division on July 1, 2015 in order to strengthen its business capabilities and expand overseas. The spin-off ratio was 0.9821740 for the surviving company to 0.0178260 for the newly-established company, and the capital reduction ratio was 1.7825968%.

On July 29, 2015, the board of directors of SK Planet resolved to spin off its Hoppin business, which was merged into SK Broadband on September 1, 2015, in order to unify capabilities within the business and maximize synergies to improve its competitive power in the Korean and international mobile media market. SK Planet issued 2,501,125 new common shares in connection with this transaction, and the merger ratio between SK Planet and SK Broadband was 0.0349186:1.

On December 29, 2015, the board of directors of SK Planet resolved to merge Commerce Planet Co., Ltd., its wholly-owned subsidiary, into SK Planet to generate synergies by uniting capabilities to promote its commerce business. The merger was effective as of February 1, 2016, and SK Planet did not issue any new shares in connection with the merger.

Effective as of March 1, 2016, SK Planet spun off its platform business and T Store business in order to enhance the competitiveness of each business for future growth.

Effective as of April 5, 2016, SK Planet spun off its location-based services business and mobile phone verification services business and merged them into the Company in order to further concentrate its resources on its commerce business.

[SK Communications]

(1) Disposition of shares of SK i-media

Pursuant to the resolution of its board of directors on October 17, 2011, SK Communications sold all of the shares of SK i-media Co., Ltd. it owns to LK Media Tec Co., Ltd. for Won 1 million of cash.

(2) Disposition of shares of U-Land

Pursuant to the resolution of its board of directors on December 21, 2011, SK Communications sold all of the shares of U-Land Co., Ltd. (a 29.85% equity interest) it owns to SK Planet for Won 10 million.

(3) Disposition of the Cyworld service

Pursuant to the resolution of its board of directors on March 6, 2014, SK Communications sold its Cyworld service and certain related assets to Cyworld Co., Ltd. for Won 2.8 billion on April 8, 2014.

(4) Disposition of shares of Service-In

On November 19, 2012, SK Communications sold all of its shares (80,000 common shares) in Service-In Co., Ltd., its subsidiary, to the chief executive officer of Service-In Co., Ltd., pursuant to a resolution of its board of directors of October 31, 2012.

(5) Change in the largest shareholder

On September 24, 2015, SK Telecom and SK Planet entered into a share transfer agreement to transfer all of the shares of SK Communications held by SK Planet to SK Telecom. The agreement became effective on October 1, 2015, making SK Telecom the largest shareholder of SK Communications.

[PS&Marketing]

On February 20, 2014, the board of directors of PS&Marketing resolved to acquire the retail distribution business, including related assets, liabilities, contracts and human capital of the information technology and mobile wing of SK Networks. On the same day, the board of directors of PS&Marketing also resolved to acquire retail stores, including their assets and liabilities, of LCNC Co., Ltd (“LCNC”). The acquisitions were completed on April 30, 2014 at a purchase price of Won 124.5 billion for the assets acquired from SK Networks and a purchase price of Won 10 billion for the assets acquired from LCNC.

14

[M&Service]

Upon the merger between SK Marketing & Company, which held a 100% equity stake in M&Service, and SK Planet on February 1, 2013, SK Planet holds a 100% equity stake in M&Service.

[Neosnetworks]

On March 31, 2015, Neosnetworks acquired the unmanned electronic security business of Joeun Safe to expand its unmanned security business. The acquisition cost, which had been reported on January 5, 2015 as Won 19.4 billion, was subject to adjustment depending on the customer transfer rate. The final acquisition cost was determined to be Won 16.9 billion. Joeun Safe was spun off from its parent company Joeun System in 2006 and has the fourth largest market share in the Korean unmanned security industry. Upon this acquisition, it is expected that the Company will quickly expand into the unmanned security market.

[Iriver]

(1) Merger of Iriver CS Co., Ltd. (“Iriver CS”)

Pursuant to the resolution of its board of directors on November 18, 2014, Iriver decided to merge with Iriver CS, its wholly-owned subsidiary, with Iriver as the surviving entity. The merger was completed based on the merger ratio of 1:0 with no capital increase. The merger and merger registration were completed on January 31, 2015 and February 2, 2015, respectively.

(2) New Establishment of groovers Japan Co. Ltd. (“groovers Japan”)

On February 25, 2015, Iriver newly established its overseas subsidiary, groovers Japan, for the purpose of strengthening new business opportunities in Japan.

E.	Other Important Matters related to Management Activities

[SK Telecom]

(1) Issuance of bonds

On May 14, 2014, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 50 billion (with an annual interest rate of 3.301% and a maturity date of May 14, 2019), Won 150 billion (with an annual interest rate of 3.637% and a maturity date of May 14, 2024), Won 50 billion (with embedded options, an annual interest rate of 4.725% and a maturity date of May 14, 2029), and Won 50 billion (with embedded options, an annual interest rate of 4.72% and a maturity date of May 14, 2029).

On October 28, 2014, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 160 billion (with an annual interest rate of 2.53% and a maturity date of October 28, 2019), Won 150 billion (with an annual interest rate of 2.66% and a maturity date of October 28, 2021), and Won 190 billion (with an annual interest rate of 2.82% and a maturity date of October 28, 2024).

On February 26, 2015, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 100 billion (with an annual interest rate of 2.40% and a maturity date of February 26, 2022, Won 150 billion (with an annual interest rate of 2.49% and a maturity date of February 26, 2025), and Won 50 billion (with an annual interest rate of 2.61% and a maturity date of February 26, 2030).

15

On July 17, 2015, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 90 billion (with an annual interest rate of 1.89% and a maturity date of July 17, 2018), Won 70 billion (with an annual interest rate of 2.66% and a maturity date of July 17, 2025), Won 90 billion (with an annual interest rate of 2.82% and a maturity date of July 17, 2030), and Won 50 billion (with an annual interest rate of 3.40% and a maturity date of July 17, 2030).

On November 30, 2015, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 80 billion (with an annual interest rate of 2.073% and a maturity date of November 30, 2018), Won 100 billion (with an annual interest rate of 2.550% and a maturity date of November 30, 2025), Won 70 billion (with an annual interest rate of 2.749% and a maturity date of November 30, 2035), and Won 50 billion (with embedded options, an annual interest rate of 3.100% and a maturity date of November 30, 2030).

On March 4, 2016, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 70 billion (with an annual interest rate of 1.651% and a maturity date of March 4, 2019), Won 100 billion (with an annual interest rate of 1.802% and a maturity date of March 4, 2021), Won 90 billion (with an annual interest rate of 2.077% and a maturity date of March 4, 2026), and Won 80 billion (with an annual interest rate of 2.243% and a maturity date of March 4, 2036).

On June 3, 2016, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 50 billion (with an annual interest rate of 1.621% and a maturity date of June 3, 2019), Won 50 billion (with an annual interest rate of 1.709% and a maturity date of June 3, 2021), Won 120 billion (with an annual interest rate of 1.973% and a maturity date of June 3, 2026), and Won 50 billion (with an annual interest rate of 2.172% and a maturity date of June 3, 2031).

(2) Issuance of hybrid securities

On June 7, 2013, the Company issued Won 400 billion principal amount of hybrid securities in the form of unguaranteed subordinated bonds with an annual interest rate of 4.21%, which is adjusted five years after the date of issuance. The Company classified the hybrid securities as equity, as there is no contractual obligation to deliver financial assets to the bondholders. The maturity date of the hybrid securities is June 7, 2073, which can be extended by the Company without any notice or announcement.

(3) Conversion of convertible notes

On April 7, 2009, the Company issued convertible notes with a maturity of five years in the principal amount of US$332,528,000 with an annual interest rate of 1.75%. In 2013, holders exercised their conversion rights with respect to an aggregate principal amount of US$326,023,000 of the convertible notes. The Company delivered 1,241,337 treasury shares in respect of US$170,223,000 of the exercised aggregate principal amount and delivered cash in respect of the remainder due to the limit on foreign ownership. In connection with such conversion, the Company recognized Won 135 billion in financial expenses in 2013. On November 13, 2013, the Company exercised its early redemption right and on December 13, 2013, redeemed the US$6,505,000 principal amount of convertible notes not converted by noteholders. A 20-day volume weighted average pricing formula was used for the delivery of cash made in place of treasury shares. Due to such calculation, the Company still had US$91,108,507 outstanding in payables as of December 31, 2013. The amount was paid in full as of January 6, 2014, and currently, there is no amount outstanding.

[SK Broadband]

SK Broadband acquired subscriberships of regional cable and other service providers on several different occasions. Such acquisitions were intended to secure a stable subscriber base for its broadband Internet service and, at the same time, increase the service coverage area. Because such acquisitions were conducted on a relatively small scale and involved the purchase of subscriberships, SK Broadband did not believe that such acquisitions rose to the level of purchasing an entire business line from another company or were likely to have a material impact on its business, and therefore decided that such acquisitions did not require resolutions of its shareholders.

16

3.     Total Number of Shares

A.	Total Number of Shares

(As of September 30, 2016)		(Unit: in shares)
Classification	Share type			Remarks
	Common shares	Preferred shares	Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	10,136,551	—	10,136,551	—
VI. Number of shares outstanding (IV-V)	70,609,160	—	70,609,160	—

17

B.	Treasury Shares

(1)	Acquisitions and dispositions of treasury shares

(As of September 30, 2016)								(Unit: in shares)
Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	10,136,551	—	—	—	10,136,551
			Preferred shares	—	—	—	—	—
		Direct over- the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	10,136,551	—	—	—	10,136,551
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Other acquisition			Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—

Total			Common shares	10,136,551	—	—	—	10,136,551

			Preferred shares	—	—	—	—	—

4.    Status of Voting Rights

(As of September 30, 2016)			(Unit: in shares)
Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	10,136,551	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (the “Articles of Incorporation”) (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting rights (F = A - B - C - D + E)	Common share	70,609,160	—
	Preferred share	—	—

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5.     Dividends and Others

A.	Dividends

(1)	Distribution of cash dividends was approved during the 30th General Meeting of Shareholders held on March 21, 2014.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 366th Board of Directors’ Meeting on July 24, 2014.

(3)	Distribution of cash dividends was approved during the 31st General Meeting of Shareholders held on March 20, 2015.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 378th Board of Directors’ Meeting on July 23, 2015.

(5)	Distribution of cash dividends was approved during the 32nd General Meeting of Shareholders held on March 18, 2016.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of interim dividends of Won 1,000 was approved during the 393rd Board of Directors’ Meeting on July 28, 2016.

B.	Dividends for the Last Three Fiscal Years

(Unit: in millions of Won, except per share values and percentages)
Classification		As of and for the nine months ended September 30, 2016	As of and for the year ended December 31, 2015	As of and for the year ended December 31, 2014
Par value per share (Won)		500	500	500
(Consolidated)Net income		1,187,084	1,518,604	1,801,178
Net income per share (Won)		16,693	20,988	25,154

Total cash dividend		70,609	708,111	666,802

Total stock dividends		—	—	—

(Consolidated) Percentage of cash dividend to available income (%)		5.9	46.6	37
Cash dividend yield ratio (%)	Common share	0.4	4.6	3.5
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share (Won)	Common share	1,000	10,000	9,400
	Preferred share	—	—	—
Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

*	Net income per share means basic net income per share. The cash dividend per share amounts include the respective interim cash dividend per share amounts.

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II.	BUSINESS

1.    Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others, and (3) other businesses consisting of platform services and Internet portal services, among others.

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	Network O&S Co., Ltd.	Maintenance of switching stations

Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management, including video on demand, and mobile IPTV services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, pre-paid international card calling services, voice services using Internet protocol and Mobile Virtual Network Operator (“MVNO”) services
Other business	SK Planet Co., Ltd.	Various platform services such as 11th Street, Syrup, OK Cashbag in the commerce area
	SK TechX Co., Ltd.	Develop and supply system software for SK Telecom
	Onestore Co., Ltd.	Operate app store
	SK Communications Co., Ltd.	Integrated portal services through NATE and instant messaging services through NATE-ON
	M&Service Co., Ltd.	System software development, distribution and technical support services and other online information services
	SK Planet America LLC	System software development, distribution and investments
	Shopkick Management Company, Inc.	System software development, distribution and investments
	Atlas Investment	Investments

[Wireless Business]

A.	Industry Characteristics

The Korean mobile communication market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced LTE-A, LTE and 3G smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, new media and other related services. In addition, through the commercialization of LTE network in July 2011 and LTE-A network in June 2013, B2B businesses, such as the corporate “connected workforce” business which can directly contribute to an enhancement in productivity, are expected to grow rapidly. In the first half of 2014, wideband LTE-A service was commercialized and on December 29, 2014, tri-band LTE-A service with a maximum speed of 300 Mbps was also commercialized. Such achievements were the building blocks towards the Company’s LTE penetration reaching 69.8% as of September 30, 2016.

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B.	Growth Potential

		As of	(Unit: in 1,000 persons)
Classification		September 30,	As of December 31,
		2016	2015	2014	2013
Number of subscribers	SK Telecom	26,715	26,250	26,468	26,286
	Others (KT, LGU+)	27,468	26,765	26,125	25,909
	MVNO	6,633	5,921	4,584	2,485

	Total	60,816	58,936	57,177	54,680

*	Source: Wireless subscriber data from the Ministry of Science, ICT and Future Planning (“MSIP”) as of September 30, 2016.

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services is expected to increase due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance to the business-to-business segment, which creates added value by selling and developing various solutions. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

Set forth below is the historical market share of the Company.

(Unit: in percentages)
Classification	As of September 30, 2016	As of December 31,
		2015	2014	2013
Mobile communication services	49.2	49.4	50.2	50.0

*	Source: MSIP website and each Korean telecommunications company’s respective earnings releases (including MVNOs).

D.	Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunications service provider into a comprehensive ICT service provider. It has continued to innovate the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts. As a result, for the nine months ended September 30, 2016, the Company recorded Won 12.7 trillion in revenue and Won 1.2 trillion in operating income on a consolidated basis and Won 9.3 trillion in revenue and Won 1.4 trillion in operating income on a separate basis.

In particular, the number of subscribers subscribing to “Band Data” plans, which was launched in the second quarter of 2015, has continued to steadily increase in 2016, which in turn led to an increase in data usage. The success of Luna, a smartphone launched in September 2015 that was designed to run exclusively on the Company’s networks, led to the launch of various other relatively low-priced devices and became an example of successfully targeting a niche market.

By continuing to be innovative in developing core competencies, the Company has more firmly established its position as the market leader in wireless telecommunications. The competitive environment of the wireless telecommunications industry has become more focused on retention. For the nine months ended September 30, 2016, the average monthly churn rate was 1.4%, a record low since 2004 when the mobile number portability system was first introduced. The number of subscribers (including MVNO subscribers) as of September 30, 2016, was 29.5 million, an increase of approximately 300,000 from the previous quarter. In particular, the number of smartphone subscribers as of September 30, 2016, was 21.7 million, an increase of approximately 350,000 from the previous quarter, propelled by 20.6 million LTE subscribers, solidifying the Company’s market leadership. In addition, as of September 30, 2016, the number of subscribers for products targeted towards second devices such as the T Kids’ phone – Joon and T Outdoor reached over a million, which the Company believes shows a level of demand that can potentially lead to growth of the lifestyle enhancement platform.

21

Following the launch of commercial LTE services in July 2011, the Company became the first telecommunications service provider in the world to launch commercial wideband LTE-A services in June 2014. In December 2014, the Company launched tri-band LTE-A services. By launching various high quality services utilizing the LTE-A and wideband LTE networks such as group video conference call services and full high definition mobile IPTV streaming services, the Company plans to provide an innovative user experience, enhance customer satisfaction and increase profitability.

The Company has proved that it has superior network quality compared to its competitors according to the Korea Communications Commission quality evaluations. The Company has also proved to be the leader in Korea’s top three customer satisfaction indices: according to the National Customer Satisfaction Index, Korean Customer Satisfaction Index and Korean Standard Service Quality Index, the Company has continued to hold the leading position for 19 years, 19 years and 17 years, respectively.

SK Telink, a consolidated subsidiary of the Company, expanded its operations to the MVNO business based on its technical expertise and know-how obtained in its international telecommunications business and launched its MVNO service, 7Mobile, which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers with lower average revenue per user. An MVNO leases the networks of a mobile network operator (“MNO”) and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

Network O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Industry Characteristics

As subscribers to various bundled wireless and fixed-line products continue to increase, the IPTV business is evolving to satisfy diverse customer needs for media services through differentiated service offerings, including mobile IPTV, bundled wireless and IPTV products and ultra-high definition broadcasting services for smart televisions. In the Korean pay TV market, analog cable broadcasting is increasingly being replaced with digital broadcasting and IPTV is the fastest growing digital broadcasting platform. While it is currently expected that there will be a decline in the number of subscribers switching from cable TV to IPTV, the Company believes that it will need to aggressively increase its subscriber base by providing differentiated services on its IPTV platform. In addition, with the maturity of the residential market and the changing trends of broadcasting consumption towards mobile platforms, the Company believes that giga and ultra-high definition broadcasting services and mobile media services will be important competitive factors. In the future, the Company believes that there will be rapid evolution towards a broadband network stemming from increased demand for giga and ultra-high definition broadcasting services and cloud services and the government is likely to promote the development of the next-generation ICT industry through various policies and regulations.

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B.	Growth Potential

(Unit: in 1,000 persons for high-speed Internet and fixed-line telephone, in 1,000 terminals for IPTV)
Classification		As of September 30, 2016	As of December 31,
			2015	2014
Fixed-line Subscribers	High-speed Internet	20,423	20,025	19,199
	Fixed-line telephone	15,868	16,341	16,939
	IPTV (real-time)	10,992	10,992	9,670

*	Source: MSIP website.
*	The number of IPTV subscribers was taken from data announced by the MSIP on May 18, 2016, and the number of IPTV subscribers as of December 31, 2015, and September 30, 2016, shown above is the average number of subscribers for the last six months of 2015.

C.	Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and IPTV services are mature markets that are comparatively less sensitive to cyclical economic changes as such services have become more of a necessity and the market has matured. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

Set forth below is the historical market share of the Company.

		(Unit: in percentages)
Classification	As of September 30, 2016	As of December 31,
		2015	2014
High-speed Internet (including resales)	25.4	25.1	25.1
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”))	17.0	17.1	17.0
IPTV	30.5	30.5	29.2

*	Source: MSIP website.
*	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.
*	The number of IPTV subscribers was taken from data announced by the MSIP on May 18, 2016, and the IPTV market shares as of December 31, 2015, and September 30, 2016, was calculated using the average number of subscribers for the last six months of 2015.

D.	Business Overview and Competitive Strengths

In 1999, the Company was the first in the world to commence commercial ADSL services. On the back of its premium technology and enhanced competitiveness achieved through bundled products, it is currently expanding subscriber base across all of its businesses, including broadband Internet, telephone and IPTV. In particular, SK Broadband has positioned itself to focus on corporate customer services and IPTV services as key strategic areas for mid- to long-term growth, exploiting opportunities in new ICT-based businesses that have led to revenue growth, and providing differentiated contents in its IPTV business by securing popular programming which includes exclusive children’s channels and live broadcasts of Major League Baseball games. In addition, the Company has reinforced its leadership in the ultra-high definition broadcasting market by launching ultra-high definition services that require no set-top boxes in April 2014 and by commercializing ultra-high definition set-top boxes for the first time in Korea in September 2014. Furthermore, the Company was the first in the industry to adopt solutions to upgrade full high definition to ultra-high definition, and the Company also strengthened the line-up of ultra-high definition contents by securing access to diverse contents provided by Sony and NBC Universal. Moreover, the Company provides the greatest number of channels in full high definition in the IPTV market due to its recent upgrade of all 130 live high definition channels to full high definition. The Company has also been selected by the government as the lead trial operator of gigabit (“GiGA”) Internet service to promote the discovery of new technologies and services related to the expansion of GiGA coverage within the hybrid fiber-coaxial network and provide GiGA Wi-Fi and other services. Furthermore, the Company has solidified its technological leadership by setting a worldwide precedent for providing “super” 8K ultra-high definition broadcasting service, which has resolution four times as high as the pre-existing 4K ultra-high definition broadcasting service in the IPTV industry.

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SK Telink, a provider of international telecommunications service, has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed the Company to expand its international calling services to fixed-line international calling services. In 2005, SK Telink obtained a license to operate VoIP services and local calling value-added services to develop into a versatile fixed-line telecommunications service provider. SK Telink plans to strategically target the convergence of wireless and fixed-line telecommunications and strengthen its existing business, including international and long-distance calling services, value-added services for local calling and B2B services, and video conference call services while aiming to satisfy the diverse needs of customers by providing quality solutions at reasonable prices.

[Other Business]

A.	Industry Characteristics

As the number of smartphones distributed in Korea exceeds 40 million, the growth in various mobile devices has spurred the rise of the service provider with a strong platform business as the leader in the ICT market. It is becoming increasingly important to enhance competitiveness by building a platform with large data capacity to handle the increase in data transmission.

A platform business acts as an intermediary by promoting interactions among various customer groups, thereby generating new values. It is important for a platform business to continually attract subscribers and users and to create an ecosystem with certain lock-in effects. A platform can exist in various forms, including as a technological standard (iOS, Android OS), a subscriber-based service platform (Facebook, Twitter) or a marketplace (Amazon, Onestore). Platform businesses are evolving and expanding globally.

In order to move beyond the saturated wireless telecommunications market and plan for new future opportunities, the Company is aiming to transform itself into a next-generation platform service provider. The Company plans to actively develop a portfolio of services on its growth platforms using its leading position in the ICT business as a foundation to overcome boundaries between industries. In particular, the Company intends to maximize synergies between various business areas and overcome the limitations on growth in the wireless telecommunications market through its three growth platforms, comprising its Internet of Things (“IoT”) solutions platform, lifestyle enhancement platform and advanced media platform. The Company intends to expand its competitive strengths in the residential market, based on its media offerings through its advanced media platform, to also develop its IoT solutions and lifestyle enhancement platforms. The Company also intends to continue to seek business opportunities for its growth businesses such as its healthcare and B2B solutions businesses and integrate them with its growth platforms.

A platform business has strong growth potential due to its connectivity with related services and ease of global expansion. Apple became a world-leading smartphone producer based on its innovative design and the competitive strength of its App Store platform. Google has created a new ecosystem of long-tail advertising by attracting millions of third parties to its advertising platform, as well as showing strong growth in mobile markets with its competitive platform based on Android OS. It is becoming increasingly important to enhance competitiveness through a database that can register and analyze purchase patterns of customers across all areas and a platform with large data capacity with which to utilize this database and provide differentiated services to customers.

B.	Growth Potential

The scope and value generated by the platform business, including application and content marketplaces and N-screen services, continue to increase as smartphones and tablet computers become more popular and the bandwidth and speed of network infrastructure improve. As the wireless network evolves to LTE, business opportunities for the platform business exist, including multimedia streaming, N-screen service based on cloud technology and high-definition location-based services. Since the platform business realizes profit by connecting with advertisements or commerce sites after building a critical mass of subscribers and traffic, the recent growth in the advertising and commerce markets is expected to present an opportunity for platform businesses. The importance of building a platform with large data capacity that is connected to various digital contents and commerce is expected to increase in the future.

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C.	Domestic and Overseas Market Conditions

(1) Commerce markets

The Company expects that online/mobile commerce markets will continue to grow due to the growth potential of the Internet shopping population, the strengthening of online business models by off-line operators, and the rapid rise of mobile commerce. Recently, due to the widespread use of smartphones and social media, the commercialization of location-based services and the development of big data technology, online to offline (or, O2O) business, which is a concept of attracting customers to offline stores using online and mobile environments, is being highlighted as a new field in the online commerce market industry.

(2) Digital contents

The growth of application marketplaces, which started with Apple’s App Store, provides the platform business with new opportunities for revenue generation. The competitive paradigm is shifting from a competition among platform operators toward a competition among eco-systems that include application developers as well as platform operators.

(3) Media

Due to an increase in the number of devices owned by each user and an increase in network speed, each user can now enjoy music or video files anywhere and anytime by storing them in cloud servers, called N-screen service. Users can recommend music to other users through social networking services and this is expected to become a distribution model for digital media contents. Various service providers are competing in this market expecting a strong growth in the online and mobile video market.

D.	Business Overview and Competitive Strengths

The Company plans to expand its platform ecosystem in operating its commerce business which includes marketplace and O2O businesses, such as 11th Street, Syrup and OK Cashbag, thereby ultimately increasing its enterprise value.

(1) Commerce business

11th Street, an online marketplace, has continued its growth through effective marketing and customer satisfaction. Despite its later entry into the online commerce market (launched in 2008) which was already divided between Auction and G-Market, it is leading the domestic e-commerce market. Furthermore, 11th Street has established itself as the domestic market leader in mobile commerce, following its successful entry into and rapid growth in this market. Growth plans involving overseas joint ventures based on 11th Street’s business expertise have resulted in the successful launch of an open online commerce market in Turkey in partnership with Doğuş Group in March 2013. In Indonesia, an open market service was launched in March 2014 through collaboration with PT XL Axiata Tbk, a wireless telecommunications company in Indonesia. In October 2014, SK Planet and Celcom Axiata Berhad, which is a leading telecommunications service provider in Malaysia, established a joint venture, Celcom Planet, and launched online commerce services tailored to the Malaysian market in April 2015. 11th Street is not only actively engaged in operating such business in Malaysia, but is also preparing to launch its service in Thailand.

Syrup is a consumer-oriented commerce service with the goal of minimizing its customers’ time and efforts while maximizing the economic benefits by providing information about coupons and events based on time, place and occasion. To achieve this goal, Syrup combines location-based services, such as geo-fencing, a virtual perimeter technology using a global positioning system (or, GPS) and Bluetooth Low Energy (or, BLE), with big data analysis of consumption patterns. Syrup’s business partners can benefit from cost-effective marketing through Syrup by utilizing statistics and analysis regarding consumers’ frequency of visits, preferred products, and consumption patterns. Furthermore, Syrup is strengthening its market power and competitiveness through the continual release of vertical products such as Syrup Pay and Syrup Table and the expansion of Merchant.

OK Cashbag is a point-based loyalty marketing program which has grown to become a global top-tier loyalty marketing program since its inception in 1999. Customers have access to increased benefits through accumulation of loyalty reward points and partner companies use OK Cashbag as a marketing resource. As Korea’s largest loyalty mileage program, OK Cashbag maintains a leading position in the industry. The Company is continuing to develop its service in light of market conditions and customers’ needs to enhance its customers’ perception of point value and is reviewing and pursuing various plans to develop OK Cashbag into a service that goes beyond a mileage program that leverages the key competitiveness of OK Cashbag such as its platform and partnership network.

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(2) Location-based services

T-Map Navigation provides map, local information, real-time traffic information and navigation services. T-Map Navigation is one of the leading location-based service platforms in Korea. By entering the Online to Offline service area with T map Taxi, T map Public Transportation and others, the Company is expanding its mobile platform foundation that connects day to day life. The Company is also providing “infotainment” systems to commercial vehicle businesses as well as providing localized content on its products, such as region-specific information and advertisements. The Company plans to further develop the T-Map Navigation platform by initiating open application programming interface-based services, providing services to more diverse types of devices and providing local area-based services.

(3) Digital contents

Onestore, an application platform launched in 2016 through a joint venture between SK Telecom, KT, LG U+ and Naver’s app store, plans to widen its services to tablets and navigation devices. The Company intends to further develop Onestore into a personalized gateway and mobile playground through expansion of the scope of serviceable devices, reinforcement of digital content offerings and enhancement of search services, among other things.

(4) Social networking services (“SNS”) and Internet portal services

The Company’s instant messenger service, “Nate-On,” had a market share of 20.7% in the instant messenger market in Korea with 3.2 million net users during the month of September 2016. The Company’s Internet search portal service, “Nate,” had a page-view market share of 3.9% as of September 30, 2016. (Source: Korean Click, based on fixed-line access)

2.    Major Products & Services

A.	Updates on Major Products and Services

(Unit: in millions of Won and percentages)
Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount (ratio)
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Network O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T, Band Data and others	9,718,622 (76%)

Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv , 00700 international call, 7Mobile and others	1,993,200 (16%)

Other	SK Planet Co., Ltd., SK TechX Co., Ltd., Onestore Co., Ltd., SK Communications Co., Ltd., M&Service Co., Ltd., SKP America, LLC, Shopkick Mgmt. Co., Ltd.	Internet portal service and e-commerce	OK Cashbag, NATE, Onestore and others	1,027,734 (8%)

Total				12,739,556 (100%)

[Wireless Business]

As of September 30, 2016, based on the Company’s standard monthly subscription plan, the basic service fee was Won 11,000 and the usage fee was Won 1.8 per second.

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[Fixed-line Business]

SK Broadband provides broadband Internet access service, telephony, TV, corporate data services and other services for both individual and corporate customers. As of September 30, 2016, broadband Internet and TV services comprised 57.9% of SK Broadband’s revenue, telephony service 15.4%, corporate data services 24.6% and other telecommunications services 2.1%. Price fluctuations in the different services provided by SK Broadband are due to discounts provided for long term contracts, changes in equipment costs and competition between companies.

[Other Business]

Set forth below are major products and services of the Company’s material consolidated subsidiaries.

Business	Item	Major Trademarks
Platform	ICT services, new media services, advertisement services, telecommunications sales, e-commerce and others	Syrup, Onestore, 11th Street, OK Cashbag and others

Advertisement (Display, Search)	Online advertisement services	Nate, Nate-On

Contents and others	Pay content sales and other services	Nate, Nate-On

3.    Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	Nine months ended September 30, 2016	Network, systems and others	Capacity increase and quality improvement; systems improvement	21,000	8,410	—

Total					21,000	8,410	—

*	On July 28, 2016, the Company’s board of directors resolved to increase its 2016 capital expenditure budget from Won 2 trillion to Won 2.1 trillion.

B.	Future Investment Plan

(Unit: in 100 millions of Won)
Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2016	2017	2018
Network/Common	Network, systems and others	21,000	21,000	To be determined	To be determined	Upgrades to the existing services and expanded provision of services including wideband LTE-A

Total		21,000	21,000	To be determined	To be determined

[Fixed-line Business]

A.	Investment in Progress

For the nine months ended September 30, 2016, the Company spent Won 410.5 billion for capital expenditures as set out below, including the investment of Won 170.9 billion to expand subscriber networks. In 2016, the Company expects to spend additional amounts to strengthen the competitiveness of its advanced media and IoT solutions platforms; however, the overall capital expenditure amount is expected to be similar to 2015 through efficient management of investments.

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(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Amount already invested	Future investment
High-speed Internet	Upgrade/ New installation	Nine months ended September 30, 2016	Backbone and subscriber network / others	Expand subscriber networks and facilities	1,605	To be determined
Telephone					11
Television					909
Corporate Data				Increase leased-line and integrated information system	795
Others				Expand networks and required space	785

Total					4,105

4.    Revenues

(Unit: in millions of Won)
Business	Sales type	Item		For the nine months ended September 30, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Wireless	Services	Mobile communication	Export	14,369	15,035	6,773
			Domestic	9,704,253	13,254,243	13,521,108
			Subtotal	9,718,622	13,269,278	13,527,881
Fixed-line	Services	Fixed-line, B2B data, High-speed Internet, TV	Export	75,810	94,387	63,608
			Domestic	1,917,390	2,400,186	2,386,312
			Subtotal	1,993,200	2,494,573	2,449,920
Other	Services	Display and Search ad., Content	Export	32,117	53,622	20,798
			Domestic	995,617	1,319,261	1,165,199
			Subtotal	1,027,734	1,372,883	1,185,997
			Export	122,296	163,044	91,179
Total			Domestic	12,617,260	16,973,690	17,072,619

			Total	12,739,556	17,136,734	17,163,798

(Unit: in millions of Won)
For the nine months ended September 30, 2016	Wireless	Fixed	Other	Sub total	Internal transaction	After consolidation
Total sales	10,923,701	2,482,479	1,394,602	14,800,782	(2,061,226)	12,739,556
Internal sales	1,205,079	489,279	366,868	2,061,226	(2,061,226)	—
External sales	9,718,622	1,993,200	1,027,734	12,739,556	—	12,739,556
Operating income (loss)	1,404,043	103,243	(273,497)	1,233,789	—	1,233,789
Profit (loss) for the period	—	—	—	—	—	1,532,047
Total assets	24,982,664	3,665,331	2,723,592	31,371,587	(1,815,882)	29,555,705

Total liabilities	10,590,209	2,277,245	998,337	13,865,791	145,727	14,011,518

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5.    Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency swap contracts under cash flow hedge accounting as of September 30, 2016 are as follows:

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	Foreign currency risk	Cross currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 – Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)	Foreign currency risk	Cross currency swap	Citibank and five other banks	Jun. 12, 2012 – Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$700,000,000)	Foreign currency risk	Cross currency swap	Barclays and nine other banks	Nov. 1, 2012 – May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000,000)	Foreign currency risk	Cross currency swap	BNP Paribas and three other banks	Jan. 17, 2013 – Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank	Mar. 7, 2013 – Mar. 7, 2020
Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk	Cross currency swap	Korea Development Bank and others	Oct. 29, 2013 – Oct. 26, 2018
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated loan face value of US$69,056)	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022

B. Treatment of Derivative Instruments on the Balance Sheet

As of September 30, 2016, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(Unit: in millions of Won and thousands of foreign currencies)
Hedged item	Fair value
	Cash flow hedge				Trading purposes	Total
	Accumulated gain (loss) on valuation of derivatives	Tax effect	Foreign currency translation gain (loss)	Others(*1)
Non-current assets:
Convertible option (face amounts of Won 100 billion)	—	—	—	—	9,292	9,292
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	(58,972)	(18,828)	(18,707)	129,806	—	33,299
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	1,169	—	3,900	—	—	5,069

Total assets						47,660

Current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)	(8,242)	(2,631)	(22,935)	—	—	(33,808)
Non-current liabilities:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$700,000,000)	(16,021)	(5,115)	3,947	—	—	(17,189)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000,000)	3,512	1,121	(84,045)	—	—	(79,412)
Floating-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	(9,009)	(2,876)	3,788	—	—	(8,097)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$69,056)	(3,592)	(1,147)	2,830	—	—	(1,909)

Total liabilities						(140,415)

(*1)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2015.

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6.    Major Contracts

[SK Telecom]

(Unit: in 100 millions of Won)
Category	Vendor	Start Date	Completion Date	Contract Title	Contract Amount
Product	Acts Display & Optics Company	May 4, 2016	February 28, 2017	Purchase smart beam laser	64
Real Estate	SK Broadband Co., Ltd.	February 1, 2016	January 31, 2017	Namsan Office Building Lease Contract	53
Real Estate	Multiple	January 1, 2016	September 30, 2016	Purchase land (Euiwang and four others)	26

Subtotal					143

[SK Broadband]

Below are SK Broadband’s contracts related to its telecommunications equipment. In addition to the below, SK Broadband also has entered into various real estate rental agreements.

Counterparty	Contract Contents	Contract Period	Note
Telecommunication service providers	Interconnection among telecommunication service providers	—	Automatically renewed for two years at a time unless specific amendments are requested

KEPCO	Provision of electric facilities	From Nov. 2015 to Nov. 2016 (Unless special reasons arise, the usage period will be renewed annually)	Use of electricity poles

Seoul City Railway	Use of telecommunication line conduits	From Jan. 2015 to Dec. 2017	Use of railway telecommunication conduit (Serviced areas to expand)

Busan Transportation Corporation	Use of telecommunication line conduits	From July 2009 to July 2013 (Renewal in progress, currently in the process of transitioning to private network system, plans to enter into a contract once completed and the remaining work is confirmed)	Use of railway telecommunication conduit (Serviced areas to expand)

Seoul Metro	Use of telecommunication line conduits	From May 2010 to May 2013 (Renewal in progress, currently in discussion to decide usage unit price, future plans to enter into a contract)	Use of railway telecommunication conduit (Serviced areas to expand)

Gwangju City Railway	Use of telecommunication line conduits	From Sept. 2010 to Dec. 2012 (Renewal in progress, in the completion stage of transitioning to private network system, currently reviewing whether to renew contract at the end of 2016)	Use of railway telecommunication conduit (Service lease)

*	Renewal is in progress after negotiation of lower usage fees.

[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount
Kakao Corp.	Cost-per-click Internet search advertisement	—	Amount determined based on the number of clicks

*	SK Communications and Kakao Corp. have agreed not to publicly disclose the contract period with respect to the contract with Kakao Corp.

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7.    R&D Investments

Set forth below are the Company’s R&D expenditures.

(Unit: in millions of Won except percentages)
	Category	For the nine months ended September 30, 2016	For the year ended December 31,		Remarks
			2015	2014
	Raw material	515	1,267	530	—
	Labor	91,996	68,969	71,224	—
	Depreciation	95,867	147,577	176,975	—
	Commissioned service	40,784	37,001	67,802	—
	Others	31,294	67,888	81,221	—

	Total R&D costs	260,456	322,702	397,752	—

Accounting	Sales and administrative expenses	253,580	315,790	390,943	—
	Development expenses (Intangible assets)	6,876	6,912	6,809	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.04%	1.88%	2.32%	—

8.     Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company’s Brand Strategy Council in charge of overseeing its systematic corporate branding operates full-time to execute decisions involving major brands and operates “Brandnet,” an intranet system to manage corporate brands by providing solutions such as registering and licensing of the brands.

B.	Business-related Intellectual Property

[SK Telecom]

As of September 30, 2016, the Company holds 6,087 Korean-registered patents, 427 U.S.-registered patents, 305 Chinese-registered patents (all including patents held jointly with other companies) and more patents with other countries. The Company holds 966 Korean-registered trademarks and owns intellectual property rights to the design of the alphabet “T.” The designed alphabet “T” is registered in all business categories for trademarks (total of 45) and is being used as the primary brand of the Company.

[SK Broadband]

As of September 30, 2016, SK Broadband holds 419 Korean-registered patents relating to high-speed Internet, telephone and IPTV service. In addition, SK Broadband has applied for a patent relating to two-way broadcasting system. SK Broadband also holds a number of trademarks and service marks relating to its service and brand.

[SK Planet]

As of September 30, 2016, SK Planet held 2,292 registered patents, 126 registered design marks, 1,181 registered trademarks and five copyrights (including those held jointly with other companies) in Korea. It also holds 123 U.S.-registered patents, 91 Chinese-registered patents, 68 Japanese-registered patents, 33 E.U.-registered patents (all including patents held jointly with other companies) and 272 registered trademarks, along with a number of other intellectual property rights, in other countries.

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[SK Communications]

As of September 30, 2016, SK Communications held 90 registered patents, 26 registered design rights and 633 registered trademarks in Korea.

C.	Business-related Pollutants and Environmental Protection

The Company does not engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used.

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III.	FINANCIAL INFORMATION

1.     Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of September 30, 2016, December 31, 2015 and December 31, 2014 and for the nine months ended September 30, 2016 and 2015 and the years ended December 31, 2015 and 2014. The Company’s reviewed consolidated financial statements as of September 30, 2016 and December 31, 2015 and for the nine months ended September 30, 2016 and 2015, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won except number of companies)
	As of September 30, 2016	As of December 31, 2015	As of December 31, 2014
Assets
Current Assets	5,777,657	5,160,242	5,083,148
• Cash and Cash Equivalents	859,222	768,922	834,429
• Accounts Receivable – Trade, net	2,324,873	2,344,867	2,392,150
• Accounts Receivable – Other, net	1,255,813	673,739	690,527
• Others	1,337,749	1,372,714	1,166,042
Non-Current Assets	23,778,048	23,421,145	22,858,085
• Long-Term Investment Securities	1,073,976	1,207,226	956,280
• Investments in Associates and Joint Ventures	6,962,193	6,896,293	6,298,088
• Property and Equipment, net	9,790,522	10,371,256	10,567,701
• Intangible Assets, net	3,198,834	2,304,784	2,483,994
• Goodwill	1,902,478	1,908,590	1,917,595
• Others	850,045	732,996	634,427

Total Assets	29,555,705	28,581,387	27,941,233

Liabilities
Current Liabilities	5,393,208	5,256,493	5,420,310
Non-Current Liabilities	8,618,310	7,950,798	7,272,653

Total Liabilities	14,011,518	13,207,291	12,692,963

Equity
Equity Attributable to Owners of the Parent Company	15,377,474	15,251,079	14,506,739
Share Capital	44,639	44,639	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	192,098	189,510	277,998
Retained Earnings	15,469,391	15,007,627	14,188,591
Reserves	(328,654)	9,303	(4,489)
Non-controlling Interests	166,713	123,017	741,531

Total Equity	15,544,187	15,374,096	15,248,270

Total Liabilities and Equity	29,555,705	28,581,387	27,941,233

Number of Companies Consolidated	40	37	40

			(Unit: in millions of Won except per share amounts)
	For the nine months ended September 30, 2016	For the nine months ended September 30, 2015	For the year ended December 31, 2015	For the year ended December 31, 2014
Operating Revenue	12,739,556	12,757,385	17,136,734	17,163,798
Operating Income	1,233,789	1,306,154	1,708,006	1,825,105
Profit Before Income Tax	1,532,047	1,630,447	2,035,365	2,253,828
Profit for the Period	1,185,401	1,222,432	1,515,885	1,799,320
Profit for the Period Attributable to Owners of the Parent Company	1,187,084	1,222,585	1,518,604	1,801,178
Profit for the Period Attributable to Non-controlling Interests	(1,683)	(153)	(2,719)	(1,858)
Basic Earnings Per Share (Won)	16,693	16,949	20,988	25,154
Diluted Earnings Per Share (Won)	16,693	16,949	20,988	25,154

33

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of September 30, 2016, December 31, 2015 and December 31, 2014 and for the nine months ended September 30, 2016 and 2015 and the years ended December 31, 2015 and 2014. The Company’s reviewed separate financial statements as of September 30, 2016 and December 31, 2015 and for the nine months ended September 30, 2016 and 2015, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won)
	As of September 30, 2016	As of December 31, 2015	As of December 31, 2014
Assets
Current Assets	3,255,460	2,713,529	2,689,913
• Cash and Cash Equivalents	326,889	431,666	248,311
• Accounts Receivable – Trade, net	1,608,582	1,528,751	1,559,281
• Accounts Receivable – Other, net	736,775	264,741	305,990
• Others	583,214	488,371	576,331
Non-Current Assets	20,992,162	20,433,411	20,022,549
• Long-Term Investment Securities	803,843	726,505	608,797
• Investments in Subsidiaries and Associates	8,791,303	8,810,548	8,181,769
• Property and Equipment, net	6,844,290	7,442,280	7,705,906
• Intangible Assets, net	2,731,008	1,766,069	1,928,169
• Goodwill	1,306,236	1,306,236	1,306,236
• Others	515,482	381,773	291,672

Total Assets	24,247,622	23,146,940	22,712,462

Liabilities
Current Liabilities	3,460,386	3,491,306	3,378,046
Non-Current Liabilities	6,689,204	5,876,174	5,792,195

Total Liabilities	10,149,590	9,367,480	9,170,241

Equity
Share Capital	44,639	44,639	44,639
Capital Surplus and Other Capital Adjustments	371,481	369,446	433,894
Retained Earnings	13,685,954	13,418,603	12,996,790
Reserves	(4,042)	(53,228)	66,898

Total Equity	14,098,032	13,779,460	13,542,221

Total Liabilities and Equity	24,247,622	23,146,940	22,712,462

		(Unit: in millions of Won except per share amounts)
	For the nine months ended September 30, 2016	For the nine months ended September 30, 2015	For the year ended December 31, 2015	For the year ended December 31, 2014
Operating Revenue	9,292,034	9,418,994	12,556,979	13,012,644
Operating Income	1,385,167	1,270,116	1,658,776	1,737,160
Profit Before Income Tax	1,252,179	1,188,977	1,469,444	1,321,750
Profit for the Period	990,933	889,374	1,106,761	1,028,541
Basic Earnings Per Share (Won)	13,915	12,297	15,233	14,262
Diluted Earnings Per Share (Won)	13,915	12,297	15,233	14,262

34

2.     Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

B.	Allowance for Doubtful Accounts

(1)	Allowance for Doubtful Accounts of Trade and Other Receivables

	(Unit: in millions of Won)
	For the nine months ended September 30, 2016
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,609,509	261,223	10%
Loans	179,187	25,005	14%
Accounts receivable – other	1,567,730	83,231	5%
Accrued income	12,676	—	0%
Guarantee deposits	303,805	—	0%

Total	4,672,907	369,459	8%

	(Unit: in millions of Won)
	For the year ended December 31, 2015
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,629,605	239,495	9%
Loans	141,878	25,529	18%
Accounts receivable – other	755,151	78,992	10%
Accrued income	10,753	—	0%
Guarantee deposits	299,142	—	0%

Total	3,836,529	344,016	9%

	(Unit: in millions of Won)
	For the year ended December 31, 2014
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,682,595	221,909	8%
Loans	157,934	27,694	18%
Accounts receivable – other	772,711	78,588	10%
Accrued income	10,134	—	0%
Guarantee deposits	289,009	—	0%

Total	3,912,383	328,191	8%

(2)	Movements in Allowance for Doubtful Accounts of Trade and Other Receivables

	(Unit: in millions of Won)
	For the nine months ended September 30, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Beginning balance	344,016	328,191	323,985
Increase of allowance for doubtful accounts	32,695	75,773	63,697
Reversal of allowance for doubtful accounts	7,604	—	—
Write-offs	(33,360)	(87,798)	(89,529)
Other	18,504	27,850	30,039
Ending balance	369,459	344,016	328,191

35

(3)	Policies for Allowance for Doubtful Accounts

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past two years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). For such trade receivables that have been overdue for more than two years after the customer’s service has been terminated, the Company records an allowance of 100% of such receivables. For such trade receivables that have been overdue for less than two years after the customer’s service has been terminated or relates to a customer that is continuing his service, the Company records an allowance of a certain percentage of such receivable. Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(4)	Aging of Accounts Receivable

			(Unit: in millions of Won)
	As of September 30, 2016
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	2,240,095	63,136	208,301	97,977	2,609,509
Percentage	86%	2%	8%	4%	100%

C.	Inventories

(1)	Detailed Categories of Inventories

	(Unit: in millions of Won)
Account Category	For the nine months ended September 30, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Merchandise	239,799	242,230	246,738
Goods in transit	—	—	—
Other inventories	34,248	31,326	20,929
Total	274,047	273,556	267,667
Percentage of inventories to total assets [ Inventories / Total assets ]	0.93%	0.96%	0.96%
Inventory turnover [ Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2} ]	6.31	7.23	7.55

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with its auditors at the end of each year.

36

D.	Fair Value Measurement

See notes 4(5) to 4(7) and 4(16) of the notes to the Company’s audited consolidated financial statements as of and for the years ended December 31, 2015 and 2014 for more information.

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company.

(As of September 30, 2016)			(Unit: in millions of Won except percentages)
Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 57-2	March 3, 2008	March 3, 2018	200,000	Feb. 22, 2008	Shinhan Investment Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 5 trillion won
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on September 12, 2016

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 61-1	Dec. 27, 2011	Dec. 27, 2016	110,000	Dec. 19, 2011	Hana Financial Investment Co., Ltd.
Unsecured Bond – Series 61-2	Dec. 27, 2011	Dec. 27, 2021	190,000	Dec. 19, 2011	Hana Financial Investment Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on September 12, 2016

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-1	Aug. 28, 2012	Aug. 28, 2019	170,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-2	Aug. 28, 2012	Aug. 28, 2022	140,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on September 12, 2016

37

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-1	April 23, 2013	April 23, 2023	230,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 63-2	April 23, 2013	April 23, 2033	130,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-1	May 14, 2014	May 14, 2019	50,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 64-4	May 14, 2014	May 14, 2029	50,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-1	Oct. 28, 2014	Oct. 28, 2019	160,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-2	Oct. 28, 2014	Oct. 28, 2021	150,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-1	Feb. 26, 2015	Feb. 26, 2022	100,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-1	July 17, 2015	July 17, 2018	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-1	Nov. 30, 2015	Nov. 30, 2018	80,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-4	Nov. 30, 2015	Nov. 30, 2030	50,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-1	March 4, 2016	March 4, 2019	70,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-2	March 4, 2016	March 4, 2021	100,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	March 4, 2016	March 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	March 4, 2016	March 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

38

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on September 12, 2016

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-1	June 3, 2016	June 3, 2019	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-2	June 3, 2016	June 3, 2021	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 5 trillion won
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on September 12, 2016

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

(As of September 30, 2016)			(Unit: in millions of Won except percentages)
Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 36-3	Jan. 19, 2012	Jan. 19, 2017	100,000	Jan. 11, 2012	Samsung Securities Co., Ltd.
Unsecured Bond – Series 37-2	Oct. 12, 2012	Oct. 12, 2017	120,000	Oct. 8, 2012	Hanwha Investment & Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 500%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 10 trillion won
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Compliant

39

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 38-1	April 2, 2014	Oct. 2, 2016	80,000	March 21, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 38-2	April 2, 2014	April 2, 2019	210,000	March 21, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 39	Sept. 29, 2014	Sept. 29, 2019	130,000	Sept. 17, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 40-1	Jan. 14, 2015	Jan. 14, 2018	50,000	Jan. 2, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 40-2	Jan. 14, 2015	Jan. 14, 2020	160,000	Jan. 2, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 41	July 15, 2015	July 15, 2020	140,000	July 3, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 42	Oct. 6, 2015	Oct. 6, 2020	130,000	Sept. 22, 2015	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Compliant

40

IV.	AUDITOR’S OPINION

1.    Auditor (Consolidated)

Nine months ended September 30, 2016	Year ended December 31, 2015	Year ended December 31, 2014
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.

2.    Audit Opinion (Consolidated)

Period	Auditor’s opinion	Issues noted
Nine months ended September 30, 2016	—	—
Year ended December 31, 2015	Unqualified	N/A
Year ended December 31, 2014	Unqualified	N/A

*	The Company’s quarterly financial statements for the first, second and third quarters of 2016 were reviewed and nothing came to the attention of the Company’s auditors that such financial statements were not presented fairly, in all material respects.

3.    Remuneration for Independent Auditors for the Past Three Fiscal Years

A.	Audit Contracts

(Unit: in millions of Won except number of hours)
Fiscal Year	Auditors	Contents	Fee	Total number of hours accumulated for the fiscal year
Year ended December 31, 2016	KPMG Samjong Accounting Corp.	Semi-annual review	1,350	19,412
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2015	KPMG Samjong Accounting Corp.	Semi-annual review	1,320	18,127
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2014	KPMG Samjong Accounting Corp.	Semi-annual review	1,280	17,890
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

41

B.	Non-Audit Services Contract with External Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Nine months ended September 30, 2016	May 10, 2016	Confirmation of financial information	May 10 - May 12, 2016	2
Year ended December 31, 2015	January 9, 2015	Audit of public WiFi	Jan. 9 - Jan. 23, 2015	9
	September 30, 2015	Confirmation of debt ratio	Sept. 30, 2015 - Oct. 5, 2015	3
	November 9, 2015	Audit of public WiFi	Nov. 9 - Nov. 30, 2015	10
Year ended December 31, 2014	March 18, 2014	Due diligence of assets	March 18 - April 2, 2014	50
	May 28, 2014	Tax advice	May 28 - Sept. 23, 2014	42
	June 12, 2014	Review of revised local tax laws	June 12 - July14, 2014	22

4.    Change of Independent Auditors

Not applicable.

42

V.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules.

43

VI. CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1.    Board of Directors

A.	Overview of the Composition of the Board of Directors

The Company’s board of directors (the “Board of Directors”) is composed of six members: four independent directors and two inside directors. Within the Board, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee, and Corporate Citizenship Committee.

(As of September 30, 2016)
Total number of persons	Inside directors	Independent directors
6	Dong Hyun Jang, Dae Sik Cho	Jay Young Chung, Dae Shick Oh, Jae Hoon Lee, Jae Hyeon Ahn

At the 32nd General Meeting of Shareholders held on March 18, 2016, Dae Sik Cho and Dae Shick Oh were re-elected as an inside director and an independent director, respectively.

B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda		Approval
384th (the 1st meeting of 2016)	January 25, 2016	-	Approval of the spin-off and merger of SK Planet’s location-based services business and other businesses	Approved as proposed
		-	Plan regarding designation of record date and closing period of the register of shareholders related to dissenting opinions in small-scale spin-offs and mergers	Approved as proposed
		-	Transactions of goods, services and assets with SK Planet in 2016	Approved as proposed

385th (the 2nd meeting of 2016)	February 3, 2016	-	Financial statements as of and for the year ended December 31, 2015	Approved as proposed
		-	Annual business report as of and for the year ended December 31, 2015	Approved as proposed
		-	Delegation of funding through long-term borrowings in 2016	Approved as proposed
		-	Lease contract with SK Broadband	Approved as proposed
		-	Report of internal accounting management	—
		-	Report for the period after the fourth quarter of 2015	—

386th (the 3rd meeting of 2016)	February 18, 2016	- -	Convocation of the 32nd General Meeting of Shareholders Report of internal accounting management	Approved as proposed —

387th (the 4th meeting of 2016)	March 2, 2016	- -	Approval of the spin-off and merger contract with SK Planet Additional investment in Oneand Co., Ltd.	Approved as proposed Approved as proposed

388th (the 5th meeting of 2016)	March 18, 2016	-	Election of the chairman of the Board of Directors	Approved as proposed
		-	Election of committee members	Approved as proposed
		-	Additional procurement of LTE frequency bands	Approved as proposed
			Transactions with SK Holdings in the second quarter of 2016	Approved as proposed
		-	Transactions regarding corporate bonds with affiliated company (SK Securities)	Approved as proposed
		-	Financial transactions with affiliated company (SK Securities)	Approved as proposed

389th (the 6th meeting of 2016)	April 5, 2016	-	Notice relating to the spin-off and merger transactions with SK Planet	Approved as proposed

44

Meeting	Date	Agenda		Approval
390th (the 7th meeting of 2016)	April 28, 2016	-	Provision of funds for management of the 2016 SUPEX meeting	Approved as proposed
		-	Report for the period after the first quarter of 2016

391st (the 8th meeting of 2016)	May 20, 2016	- -	Payment of newly allocated LTE frequency bandwidths Application for reallocation of the 2.1GHz frequency bandwidth	Approved as proposed Approved as proposed

392nd (the 9th meeting of 2016)	June 23, 2016	-	Transactions with SK Holdings in the third quarter of 2016	Approved as proposed
		-	Transactions with SK China Investment Management Company Limited	Approved as proposed
		-	Allocation of operating costs in 2016 relating to the strategy and technology planning department	Approved as proposed
		-	Transactions regarding corporate bonds with affiliated company (SK Securities)	Approved as proposed
		-	Financial transactions with affiliated company (SK Securities)	Approved as proposed
		-	Additional capital expenditure plans for LTE network in 2016	—

393rd (the 10th meeting of 2016)	July 28, 2016	-	Distribution of interim dividends	Approved as proposed
		-	Report on the financial statements for the first half of 2016	—
		-	Report for the period after the second quarter of 2016	—
		-	Joint venture plans related to FinTech	—

394th (the 11th meeting of 2016)	September 22, 2016	-	Transactions with SK Holdings in the fourth quarter of 2016	Approved as proposed
		-	Capital contribution of shares of Neosnetworks	Approved as proposed
		-	Transactions regarding corporate bonds with affiliated company (SK Securities)	Approved as proposed
		-	Financial transactions with affiliated company (SK Securities)	Approved as proposed

*	The line items that do not show approval are for reporting purposes only.

C.	Committees within Board of Directors

(1)	Committee structure (as of September 30, 2016)

(a) Compensation Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jay Young Chung, Dae Shick Oh, Jae Hyeon Ahn	Review CEO remuneration system and amount

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

(b) Capex Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
4	—	Jay Young Chung, Dae Shick Oh, Jae Hoon Lee, Jae Hyeon Ahn	Review major investment plans and changes thereto

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

(c) Corporate Citizenship Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jay Young Chung, Jae Hoon Lee, Jae Hyeon Ahn,	Review guidelines on corporate social responsibility (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

45

(d) Independent Director Nomination Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	Dong Hyun Jang	Jay Young Chung, Dae Shick Oh	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee should be independent directors.

(e) Audit Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Dae Shick Oh, Jae Hoon Lee, Jae Hyeon Ahn	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

2.    Audit System

The Company’s Audit Committee consists of three independent directors, Dae Shick Oh, Jae Hoon Lee and Jae Hyeon Ahn.

Major activities of the Audit Committee as of September 30, 2016 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2016	February 2, 2016	- Report of internal accounting management system	—
		- Review of business and audit results for the second half of 2015 and business and audit plans for 2016	—
		- Evaluation of internal monitoring controls based on the opinion of the members of the Audit Committee	Approved as proposed
		- Construction of fixed-line and wireless networks in 2016	Approved as proposed
		- Contract for payment of customer appreciation gifts in 2016	Approved as proposed
		- Service contract with SKTCH	Approved as proposed

The 2nd meeting of 2016	February 17, 2016	- Report on the IFRS audit of fiscal year 2015	—
		- Report on review of 2015 internal accounting management system	—
		- Evaluation of internal accounting management system operation	Approved as proposed
		- Agenda and document review for the 32nd General Meeting of Shareholders	Approved as proposed
		- Auditor’s report for fiscal year 2015	Approved as proposed

The 3rd meeting of 2016	March 17, 2016	- Changes in a contract for maintenance services of transmission equipment and optical cables in 2016	Approved as proposed
		- Contract for maintenance services of transmission equipment in 2016	Approved as proposed

The 4th meeting of 2016	April 27, 2016	- Election of the chairman	Approved as proposed
		- Purchase of supplies from Happynarae Co., Ltd.	Approved as proposed
		- Remuneration for outside auditor for fiscal year 2016	Approved as proposed
		- Outside auditor service plan for fiscal year 2016	Approved as proposed
		- Audit plan for fiscal year 2016	—

The 5th meeting of 2016	July 27, 2016	- Report on the outside auditor’s review of the first half of fiscal year 2016	—
		- Review of business and audit results for the first half of 2016 and business and audit plans for the second half of 2016	—

The 6th meeting of 2016	September 22, 2016	- Construction of fixed-line and wireless networks in 2016	Approved as proposed

*	The line items that do not show approval are for reporting purposes only.

46

3.    Shareholders’ Exercise of Voting Rights

A. Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the general meeting of shareholders held in 2003.

Articles of Incorporation	Description
Article 32(3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32(3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general meeting of shareholders held in 2003.

Also, neither written or electronic voting system is applicable. Minority shareholder rights  were not exercised during the relevant period.

47

VII. SHAREHOLDERS

1.    Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of September 30, 2016)				(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Holdings Co., Ltd.	Largest Shareholder	Common share	20,363,452	25.22	20,363,452	25.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	1,067	0.00	1,067	0.00
Dong Hyun Jang	Officer of the Company	Common share	251	0.00	251	0.00
Myung Hyun Cho	Officer of affiliated company	Common share	60	0.00	60	0.00

Total		Common share	20,364,930	25.22	20,364,930	25.22

B.	Overview of the Largest Shareholder

As of September 30, 2016, the Company’s largest shareholder was SK Holdings Co., Ltd. (“SK Holdings”) with 20,363,452 shares (25.22%) of the Company. SK Holdings was established on April 13, 1991 and was made public on the securities market for the first time under the name SK C&C Co., Ltd. on November 11, 2009. On August 3, 2015, SK Holdings merged with and into SK C&C and the merged entity was renamed SK Holdings. The main business of SK Holdings includes managing its subsidiaries as a holding company, IT services, security services and logistics services, among others.

C.	Changes in Shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows:

(As of September 30, 2016)				(Unit: in shares and percentages	)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks
SK Holdings	January 2, 2014	20,367,290	25.22	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	March 24, 2014	20,368,290	25.23	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	January 2, 2015	20,364,290	25.22	Shin Won Chey, SKC’s Chairman, disposed of 4,000 shares
	March 20, 2015	20,363,803	25.22	Appointment of CEO Dong Hyun Jang (ownership of 251 shares of the Company), Retirement of Sung Min Ha
June 9, 2015	20,365,006	25.22	Purchase through the Share Exchange between SK
Broadband and SK Telecom (Shin Won Chey,
SKC’s Chairman, purchased 1,067 shares, and
Myung Hyun Cho, SK Broadband’s independent
				director, purchased 136 shares)
	August 3, 2015	20,364,930	25.22	Myung Hyun Cho, SK Broadband’s independent director, disposed of 76 shares

*	Shares held are the sum of shares held by SK Holdings and its related parties.

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2.    Distribution of Shares

A.	Shareholders with ownership of 5% or more and others

(As of June 30, 2016*)			(Unit: in shares and percentages)
Rank	Name (title)	Common share
		Number of shares	Ownership ratio	Remarks
1	Citibank ADR	8,778,468	10.87	—
2	SK Holdings	20,363,452	25.22	—
3	SK Telecom	10,136,551	12.55	Treasury shares
4	National Pension Service	6,761,879	8.37	—
Shareholdings under the Employee Stock Ownership Program		67	0.00	—

*	Due to the difficulty in closing the shareholders’ register, it is difficult to determine the distribution of shares as of June 30, 2016. The table above presents information based on the status report on large shareholdings, which may be different from the distribution of shares as of June 30, 2016.

B.	Shareholder Distribution

(As of June 30, 2016*)			(Unit: in shares and percentages)
Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders**	63,607	99.9%	34,703,883	42.98%	—

*	Due to the difficulty in closing the shareholders’ register, it is difficult to determine the distribution of shares as of June 30, 2016. The table above presents information based on the status report on large shareholdings, which may be different from the distribution of shares as of June 30, 2016.
**	Defined as shareholders whose shareholding is less than a hundredth of the total issued and outstanding shares.

3.    Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

			(Unit: in Won and shares)
Types		September 2016	August 2016	July 2016	June 2016	May 2016	April 2016
Common stock	Highest	226,000	228,000	232,000	221,500	222,000	211,000
	Lowest	216,000	218,500	214,500	208,500	209,000	201,500
	Average	220,079	223,023	221,690	213,881	213,025	205,825
Daily transaction volume	Highest	178,297	194,318	242,294	380,552	399,830	384,732
	Lowest	80,018	70,156	56,841	75,945	52,430	96,265
Monthly transaction volume		2,315,767	2,621,099	2,546,532	3,347,201	2,674,439	3,296,402

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B.	Foreign Securities Market

New York Stock Exchange			(Unit: in U.S. dollars and number of American Depositary Receipts)
Types		September 2016	August 2016	July 2016	June 2016	May 2016	April 2016
Depositary receipt	Highest	22.60	22.97	23.17	21.08	20.83	20.48
	Lowest	21.12	21.70	20.48	19.60	19.47	19.27
	Average	21.90	22.33	21.68	20.29	20.01	19.74
Daily transaction volume	Highest	979,199	664,124	955,099	1,161,177	1,940,353	1,655,112
	Lowest	247,442	180,335	301,688	259,773	307,678	391,518
Monthly transaction volume		10,551,168	9,028,503	11,494,082	12,857,856	13,729,657	21,103,195

50

VIII.	EMPLOYEES AND DIRECTORS

1.    Employees

(As of September 30, 2016)							(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average service year	Aggregate wage for the first nine months of 2016	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	3,672	—	82	—	3,754	12.4	329,283	89
—	Female	550	—	57	—	607	9.7	37,526	63

Total		4,222	—	139	—	4,361	12.0	366,809	85

*	Based on Section 9-1-2 (Employee Status) of the Corporate Disclosure Guidelines (amended as of February 2015).
*	Average wage per person was calculated based on the average number of employees for the nine months ended September 30, 2016 (Total: 4,297; Male: 3,698; Female: 599)

2.    Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of September 30, 2016)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	6	12,000

B.	Amount Paid

(As of September 30, 2016)			(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director
Insider Directors	2	1,563	782
Independent Directors	1	58	58
Audit Committee Members	3	174	58

Total	6	1,795	—

3.    Individual Compensation of Directors

A.	Amount Paid

Omitted in quarterly reports in accordance with Korean disclosure rules.

B.	Method of Calculation

Omitted in quarterly reports in accordance with Korean disclosure rules.

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IX.	RELATED PARTY TRANSACTIONS

1.    Line of Credit Extended to the Largest Shareholder

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
SK Wyverns	Affiliate	Long-term and short-term loans	1,017	—	—	1,017	—	—

2. Transfer of Assets to/from the Largest Shareholder and Other Transactions

None.

3.    Transactions with the Largest Shareholder

		(Unit: in millions of Won)
Name (Corporate name)	Relationship	Investment	Transaction period	Transaction items	Transaction amount
PS&Marketing	Affiliate	Sales/ Purchases	January 1, 2016 to September 30, 2016	Marketing commissions, etc.	1,145,292
SK Broadband	Affiliate	Sales/ Purchases	January 1, 2016 to September 30, 2016	Interconnection revenues, etc.	493,476

4. Related Party Transactions

See note 33 of the notes to the Company’s consolidated financial statements attached hereto for more information regarding related party transactions.

5.    Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Persons)

A.	Provisional Payment and Loans (including loans on marketable securities)

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	58,602	147,764	(135,210)	71,156	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,147	—	—	22,147	—	—
Wave City Development, Inc.	Investee	Short-term loans	1,890	1,100	(2,990)	—	—	—

52

X. OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1.    Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.	Status and Progress of Major Management Events

Date	Resolution	Description	Status
July 28, 2016	Acquisition of other company shares and investment securities

1. Issuing company: CJ HelloVision

2. Expected acquisition: 23,234,060 common shares (30.0%)

3. Amount to be paid: Won 500 billion

4. Acquisition Method: Cash

5. Purpose of acquisition: To secure position as the next generation media platform provider through merger with subsidiary SK Broadband

SK Broadband terminated the merger agreement, as the Korea Fair Trade Commission on July 18, 2016, denied approval of the proposed merger, which was a closing condition to the consummation of the merger.

B.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda			Resolution
30th Fiscal Year Meeting of Shareholders (March 21, 2014)	1.	Approval of the financial statements for the year ended December 31, 2013		Approved (Cash dividend, Won 8,400 per share)
	2.	Amendments to Articles of Incorporation		Approved
	3.	Election of directors
		-	Election of an inside director	Approved (Sung Min Ha)
		-	Election of an independent director	Approved (Jay Young Chung)
		-	Election of an independent director	Approved (Jae Hoon Lee)
		-	Election of an independent director	Approved (Jae Hyeon Ahn)
	4.	Election of an independent director as Audit Committee member		Approved (Jae Hyeon Ahn)
	5.	Approval of remuneration limit for directors		Approved (Won 12 billion)
31st Fiscal Year Meeting of Shareholders (March 20, 2015)	1.	Approval of the financial statements for the year ended December 31, 2014		Approved (Cash dividend, Won 8,400 per share)
	2.	Amendments to Articles of Incorporation		Approved
	3.	Election of directors
		-	Election of an inside director	Approved (Dong Hyun Jang)
	4.	Election of an independent director as Audit Committee member		Approved (Jae Hoon Lee)
	5.	Approval of remuneration limit for directors		Approved (Won 12 billion)
	1.	Approval of the financial statements for the year ended December 31, 2015		Approved (Cash dividend, Won 9,000 per share)
32nd Fiscal Year Meeting of Shareholders (March 18, 2016)	2.	Amendments to Articles of Incorporation		Approved
	3.	Election of directors
		-	Election of an inside director	Approved (Dae Sik Cho)
		-	Election of an independent director	Approved (Dae Shick Oh)
	4.	Election of an independent director as Audit Committee member		Approved (Dae Shick Oh)
	5.	Approval of remuneration limit for directors		Approved (Won 12 billion)
	6.	Amendments to executive payroll regulations		Approved

53

2.    Contingent Liabilities

[SK Telecom]

A.	Material Legal Proceedings

(1) Claim for copyright license fees regarding “Coloring” services

On May 7, 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit with the court demanding that the Company pay KOMCA license fees for the Company’s “Coloring” services. The court rendered a judgment against the Company ordering the Company to pay Won 570 million to KOMCA, which was affirmed by the appellate court on October 26, 2011. The Company filed an appeal at the Supreme Court of Korea and the judgment was overturned on July 11, 2013. The case was remanded down to the appellate court which ruled in favor of the Company on September 4, 2014. KOMCA filed an appeal at the Supreme Court of Korea, and on January 15, 2015, the Supreme Court of Korea affirmed the Seoul High Court’s decision. There is no impact on the Company’s business or results of operation as the final outcome of this litigation has been rendered in favor of the Company.

B.	Other Matters

None.

[SK Broadband]

A.	Material Legal Proceedings

(1)	SK Broadband as the plaintiff

None.

(2)	SK Broadband as the defendant

	(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Damages claim by Mag Telecom Co., Ltd. and 7 others	January 2012	3,560,465	Pending before district court
Others	—	130,604	—

Total	—	3,691,069	—

The Company does not believe that the outcome of any of the proceedings in which SK Broadband is named as a defendant will have a material effect on the Company’s financial statements.

B.	Other Contingent Liabilities

(1) Pledged assets and covenants

SK Broadband, upon approval by its board of directors, has provided guarantees for financial instruments amounting to Won 728 million to support employees’ funding for the Employee Stock Ownership Program.

Additionally, SK Broadband has provided “geun” mortgage amounting to Won 7.0 billion to others, including Ilsan Guksa, on a part of its buildings in connection with the leasing of the buildings.

Seoul Guarantee Insurance Company has provided a performance guarantee of Won 16.1 billion to SK Broadband in connection with the performance of certain contracts and the repair of any defects.

SK Broadband has entered into revolving credit facilities with a limit of Won 50 billion with Shinhan Bank in relation to the Company’s loans.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunication services with SK Telecom.

KB Kookmin Bank has provided a payment guarantee of Won 100 million to SK Broadband in connection with its e-commerce business.

54

[SK Planet]

A.	Material Legal Proceedings

As of September 30, 2016, there were eight pending cases proceeding with SK Planet as the defendant and the aggregate amount of the claim was Won 147.0 million. The management cannot reasonably forecast the outcome of this case and no amount in connection with this proceeding was recognized on the Company’s financial statements.

B.	Other Contingent Liabilities

None.

[SK Telink]

A.	Material Legal Proceedings

On October 14, 2016, 12 creditors filed a lawsuit to demand a court injunction against SK Telink regarding its plan to issue new stock (219,967 shares with a face value of Won 5,000) pursuant to the resolution of SK Telink’s board of directors on September 22, 2016. The court granted SK Telink’s motion to dismiss on October 24, 2016. There is no impact on SK Telink’s business or results of operation as the claim has been conclusively dismissed.

B.	Other Contingent Liabilities

None.

[SK Communications]

A.	Material Legal Proceedings

As of September 30, 2016, the aggregate amount of claims was Won 764.0 million. The Company successfully defended some but not all suits relating to a leak of personal information of subscribers of NATE. Relevant proceedings remain pending at various courts in Korea. The management cannot reasonably forecast the outcome of the pending proceedings, and as a result, adjustments were not made in the financial statements of the Company. The Company does not believe that the outcome of any of the proceedings in which SK Communications is named as a defendant will have a material effect on the Company’s financial statements.

B.	Other Contingent Liabilities

The material payment guarantees provided by third parties to SK Communications as of September 30, 2016 are set forth in the table below.

(Unit: in thousands of Won)
Financial Institution	Guarantee	Amount
Seoul Guarantee Insurance Company	Prepaid coverage payment guarantee	700,000
	Provisional deposit guarantee insurance for bonds	190,000
	Provisional attachment of real estate	118,000
Total		1,008,000

55

3.    Status of sanctions, etc.

[SK Telecom]

On July 4, 2012, the Fair Trade Commission issued correctional orders and imposed fines on the Company and seven affiliated companies for alleged unfair advantage provided to SK C&C, an affiliated company, in services fees for information technology system management and operation. The Company and SK Planet were imposed fines of Won 25,042 million and Won 1,349 million, respectively. The Company and the seven affiliated companies appealed the orders and on May 14, 2014, won the suit at the Seoul High Court. The Fair Trade Commission appealed the decision, and on March 10, 2016, the Supreme Court of Korea ruled in favor of the Company.

On December 27, 2013, the Korea Communications Commission imposed on the Company a fine of Won 56.0 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by January 2014.

On March 7, 2014, the MSIP imposed a suspension of operations for 45 days for failure to observe the order of the Korea Communications Commission to cease providing discriminatory subsidies to subscribers. The Company suspended its operations during the period between April 5, 2014 and May 19, 2014, and reported to the MSIP on the implementation of actions pursuant to the suspension order by May 2014.

On March 13, 2014, the Korea Communications Commission imposed on the Company a fine of Won 16.65 billion, imposed a suspension on acquiring new customers for 7 days, and issued a correctional order for providing discriminatory subsidies to subscribers. In April 2014, the Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by April 2014. The Company suspended acquisition of new customers during the period beginning September 11, 2014 and ending September 17, 2014, and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by September 2014.

On January 31, 2013, the Seoul Central District Court acquitted Mr. Jae Won Chey, the Company’s former director and vice chairman, on all charges against him. On September 27, 2013, the Seoul High Court reversed the acquittal of the above-mentioned former director, sentencing him to a prison term of three and a half years for violating the Act on the Aggravated Punishment, etc. of Specific Economic Crimes. On February 27, 2014, the Supreme Court of Korea affirmed the Seoul High Court’s decision. While the court’s final decision on the appealed case is not expected to have a material effect on the Company’s financial position, investors should note that it is difficult to predict, among others, the market’s assessment of such case.

On August 21, 2014, the Korea Communications Commission imposed on the Company a fine of Won 37.1 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by September 2014.

On December 4, 2014, the Korea Communications Commission imposed on the Company a fine of Won 800 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by January 2015.

On March 12, 2015, the Korea Communications Commission imposed on the Company a fine of Won 934 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to the Company’s compensation programs for used handsets. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by April 2015.

56

On March 26, 2015, the Korea Communications Commission imposed on the Company a fine of Won 23.5 billion, imposed a suspension on acquiring new customers for seven days, and issued a correctional order for violating the Mobile Device Distribution Improvement Act. The Company paid the fine and implemented the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in May 2015. The suspension on acquiring new customers was implemented from October 1, 2015 to October 7, 2015.

On May 13, 2015, the Korea Communications Commission imposed on the Company a fine of Won 3.56 billion and issued a correctional order for violating its obligations to protect personal information (a fine of Won 360 million imposed for violation of its obligations to protect personal information and Won 3.2 billion imposed for damaging users’ interests). The Company paid the fine in July 2015 and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in September 2015. Whether the correctional order on the violation of obligations to protect personal information will be enforced depends on the Court’s ruling following the Company’s filing of an administrative proceeding to appeal the order on June 24, 2015.

On May 28, 2015, the Korea Communications Commission imposed on the Company a fine of Won 350 million and issued a correctional order for misleading and exaggerated advertisement of bundled media and telecommunications products. The Company paid the fine in August 2015 and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in October 2015.

On December 10, 2015, the Korea Communications Commission imposed on the Company a fine of Won 560 million and issued a correctional order for misleading and exaggerated advertisement of bundled media and telecommunications products. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in February 2016.

On January 14, 2016, the Korea Communications Commission imposed on the Company a fine of Won 15 million and issued a correctional order for failure to comply with the retention period for its subscribers’ personal information. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

[SK Broadband]

(1)	Violation of the Telecommunications Business Act

•	Date: December 10, 2015

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests through misleading and exaggerated advertisement of bundled media and telecommunications products).

•	Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its enforcement ordinance by inducing subscribers through misleading and exaggerated advertisements.

•	Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

•	Company’s Plan: Make an official announcement about having received the correctional order

(2)	Violation of the Telecommunications Business Act

•	Date: May 28, 2015

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests through misleading and exaggerated advertisement of bundled media and telecommunications products).

57

•	Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its enforcement ordinance by inducing subscribers through misleading and exaggerated advertisements.

•	Status of Implementation: Established plans to manage distribution network related to the misleading and exaggerated advertisements.

•	Company’s Plan: Make an official announcement about having received the correctional order and improve operational procedures.

(3)	Violation of the Act on Consumer Protection in Electronic Commerce

•	Date: July 11, 2014

•	Sanction: SK Broadband received a correctional order (relating to the failure to notify consumers of information relating to cancellations of purchases) and a fine of Won 1 billion.

•	Reason and the Relevant Law: Violated Article 13 of the Act on Consumer Protection in Electronic Commerce by not having notified consumers of the procedures for cancellation of purchases for paid IPTV contents.

•	Status of Implementation: Implemented voluntary improvements to notify consumers of cancellation procedures for such purchase prior to a decision by the Fair Trade Commission.

•	Company’s Plan: Implement the correctional order and pay the fine.

(4)	Violation of the Act on Facilitation of the Use of Information Network and Protection of Information

•	Date: June 16, 2014

•	Sanction: SK Broadband was imposed a fine of Won 3 million.

•	Reason and the Relevant Law: Violated Articles 59 and 76 of the Act on Facilitation of the Use of Information Network and Protection of Information and Article 76 of the Enforcement Decree of the Act by not having designated proper contacts for the users of telecommunications billing services to raise objections and protect rights and interests of the users and by not having provided the contact information on the Internet or other means of communication.

•	Status of Implementation: Paid the fine, designated contact persons for user protection of telecommunications billing services, provided contact information on the Company’s website, and paid the fine.

•	Company’s Plan: Designate contact persons for user protection of telecommunications billing services and provide contact information to users.

[SK Planet]

(1)	Violation of the Act on Consumer Protection in Electronic Commerce

•	Date: August 19, 2016 (Fined); September 12, 2016 (Warned)

•	Sanction: SK Planet received a fine of Won 5 million.

•	Reason and the Relevant Law: Violated Article 21 (Prohibited Acts) of the Act on Consumer Protection in Electronic Commerce.

•	Status of Implementation: Admitted to the violation in connection with the warning but submitted a statement of objection on August 26, 2016 regarding the fine.

58

•	Company’s Plan: Executed a seminar regarding the Act on Consumer Protection in Electronic Commerce to prevent recurrence, reviewed the advertisement/display approval process and implemented a continuous monitoring system.

(2)	Violation of the Electronic Financial Transactions Act

•	Date: May 4, 2016

•	Sanction: SK Planet received a fine of Won 25 million.

•	Reason and the Relevant Law: Violated Article 21 (Duty to Ensure Safety) of the Electronic Financial Transactions Act.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Implemented procedures to prevent recurrence such as setting up various detailed test scenarios, enhancing quality assurance, organizing real-time notification processes upon detection of abnormal transactions and refining a continuous monitoring and reporting system

[SK Telink]

(1)	Violation of the Telecommunications Business Act

•	Date: February 4, 2016

•	Sanction: SK Telink received a correctional order and a fine of Won 49 million.

•	Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by transferring account names of cell phone lines without subscribers’ consent, changing phone numbers upon such transfer of account names, subscribing users to cell phone lines that exceed the maximum number of cell phone lines determined in the user agreement, opening accounts using a third party’s name and transferring ownership of and reselling the account, changing account names with fabricated names of foreigners and changing accounts of cell phone lines owned by foreigners whose residency period in Korea has expired.

•	Status of Implementation: Ceased the prohibited practice, disclosed having received the correctional order in the press (May 2016) and paid the fine (May 2016).

•	Company’s Plan: Improve operating procedures to prevent its recurrence.

(2)	Violation of the Telecommunications Business Act

•	Date: August 21, 2015

•	Subject: SK Telink

•	Sanction: SK Telink received a correctional order and a fine of Won 480 million.

•	Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 and Article 50-2 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by failing to inform or giving false information about key terms of the contract and failing to deliver usage contract

•	Status of Implementation: Ceased the prohibited practice, disclosed having received the correctional order in a newspaper (October 2015), improved operating procedures related to recruitment of users through phone solicitation calls and paid the fine (October 2015).

59

•	Company’s Plan: Accurately inform consumers of key terms of the contract and distribute usage contract by mail after entering into contract.

4.    Important Matters That Occurred After September 30, 2016

[SK Telink]

Pursuant to the resolution of SK Telink’s board of directors on September 22, 2016, SK Telink received a capital contribution of all of the 408,435 shares (an 83.93% equity interest) of Neosnetworks held by the Company. On October 25, 2016, SK Telink acquired a 100% ownership interest in Neosnetworks through the purchase of the remaining 78,200 shares (a 16.07% equity interest).

A.	Use of Proceeds from Public Offerings

Not applicable.

B.	Use of Proceeds from Private Offerings

(As of September 30, 2016)			(Unit: in millions of Won)
Classification	Closing Date	Proceeds	Planned Use of Proceeds	Actual Use of Proceeds	Reasons for Change
Convertible Bonds*	April 7, 2009	437,673	Refinancing of convertible bonds issued in May 2004	Refinancing and working capital	—

*	In 2013, holders exercised their conversion rights with respect to an aggregate principal amount of US$326,023,000 of the convertible notes. The Company delivered 1,241,337 treasury shares in respect of US$170,223,000 of the exercised aggregate principal amount and delivered cash in respect of the remainder due to the limit on foreign ownership. In connection with such conversion, the Company recognized Won 135.1 billion in financial expenses in 2013. On November 13, 2013, the Company exercised its early redemption right and on December 13, 2013, redeemed the US$6,505,000 principal amount of convertible notes not converted by noteholders.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Sung Hyung Lee
(Signature)

Name:	Sung Hyung Lee
Title:	Senior Vice President

Date: December 14, 2016

SK TELECOM CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2016 and 2015

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the condensed separate statement of financial position as of September 30, 2016, the related condensed separate statements of income and comprehensive income for the three and nine-month periods ended September 30, 2016 and 2015, the condensed separate statements of changes in equity and cash flows for the nine-month periods ended September 30, 2016 and 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Other matters

The separate statement of finance position of the Company as of December 31, 2015, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 23, 2016, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2015, presented for comparative purposes, is consistent, in all material respects, with the audited separate financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 4, 2016

This report is effective as of November 4, 2016, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position

As of September 30, 2016 and December 31, 2015

(In millions of won)	Note	September 30, 2016		December 31, 2015
Assets:
Current Assets:
Cash and cash equivalents	26,27	~~W~~	326,889	431,666
Short-term financial instruments	4,26,27		106,500	121,500
Short-term investment securities	6,26,27		202,513	92,262
Accounts receivable – trade, net	5,26,27,28		1,608,582	1,528,751
Short-term loans, net	5,26,27,28		59,069	47,741
Accounts receivable – other, net	5,26,27,28,31		736,775	264,741
Prepaid expenses			102,176	92,220
Inventories, net			35,275	45,991
Advanced payments and other	5,6,26,27		77,681	88,657

Total Current Assets			3,255,460	2,713,529

Non-Current Assets:
Long-term financial instruments	4,26,27		10,102	10,062
Long-term investment securities	6,26,27		803,843	726,505
Investments in subsidiaries, associates and joint ventures	7		8,791,303	8,810,548
Property and equipment, net	8,28		6,844,290	7,442,280
Goodwill	9		1,306,236	1,306,236
Intangible assets, net	10		2,731,008	1,766,069
Long-term loans, net	5,26,27,28		34,309	35,080
Long-term receivables - other	5,26,27,28,31		226,168	—
Long-term prepaid expenses			27,270	29,802
Guarantee deposits	5,26,27,28		174,792	166,656
Long-term derivative financial assets	15,26,27		42,591	139,923
Other non-current assets			250	250

Total Non-Current Assets			20,992,162	20,433,411

Total Assets		~~W~~	24,247,622	23,146,940

See accompanying notes to the condensed separate interim financial statements.

3

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position, Continued

As of September 30, 2016 and December 31, 2015

(In millions of won)	Note	September 30, 2016		December 31, 2015
Liabilities and Shareholders’ Equity:
Current Liabilities:
Short-term borrowings	11,26,27	~~W~~	—	230,000
Current installments of long-term debt, net	11,26,27		462,485	592,637
Current installments of long-term payables – other	12,26,27,31		215,769	120,185
Accounts payable – other	26,27,28		934,322	927,170
Withholdings	26,27		754,729	607,690
Accrued expenses	26,27		642,034	540,770
Income tax payable	24		321,209	375,189
Unearned revenue			1,571	10,014
Derivative financial liabilities	15,26,27		33,808	—
Provisions	13		32,382	37,551
Receipts in advance			62,077	50,100

Total Current Liabilities			3,460,386	3,491,306

Non-Current Liabilities:
Debentures, excluding current installments, net	11,26,27		5,129,033	5,033,495
Long-term borrowings, excluding current installments, net	11,26,27		61,801	72,554
Long-term payables - other	12,26,27,31		1,268,550	550,964
Long-term unearned revenue			2,531	2,768
Defined benefit liabilities	14		25,720	4,006
Long-term derivative financial liabilities	15,26,27		106,607	89,296
Long-term provisions	13		26,677	20,055
Deferred tax liabilities	24		18,805	56,274
Other non-current liabilities	26,27		49,480	46,762

Total Non-Current Liabilities			6,689,204	5,876,174

Total Liabilities			10,149,590	9,367,480

Shareholders’ Equity:
Share capital	1,16		44,639	44,639
Capital surplus and others	16,17,18		371,481	369,446
Retained earnings	19		13,685,954	13,418,603
Reserves	20		(4,042)	(53,228)

Total Shareholders’ Equity			14,098,032	13,779,460

Total Liabilities and Shareholders’ Equity		~~W~~	24,247,622	23,146,940

See accompanying notes to the condensed separate interim financial statements.

4

SK TELECOM CO., LTD.

Condensed Separate Statements of Income

For the three and nine-month periods ended September 30, 2016 and 2015

(In millions of won except for per share data)
		September 30, 2016			September 30, 2015
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Operating revenue:	28
Revenue		~~W~~	3,101,785	9,292,034	3,141,772	9,418,994
Operating expenses:	28
Labor			148,642	483,459	130,325	553,358
Commissions			1,144,725	3,503,044	1,259,730	3,830,849
Depreciation and amortization			556,757	1,646,938	545,222	1,601,798
Network interconnection			192,978	575,451	179,431	531,798
Leased line			87,472	268,026	88,394	269,980
Advertising			39,401	115,007	41,202	132,230
Rent			105,151	317,019	101,128	294,721
Cost of products that have been resold			136,497	379,523	119,510	343,618
Others	21		213,051	618,400	210,630	590,526

			2,624,674	7,906,867	2,675,572	8,148,878

Operating income			477,111	1,385,167	466,200	1,270,116
Finance income	23		37,080	164,842	158,183	239,996
Finance costs	23		(70,846)	(194,421)	(103,336)	(236,228)
Other non-operating income	22		6,739	44,067	3,401	10,370
Other non-operating expenses	22		(44,035)	(99,858)	(29,794)	(91,458)
Loss on investments in subsidiaries, associates and joint ventures	7		—	(47,618)	(3,819)	(3,819)

Profit before income tax			406,049	1,252,179	490,835	1,188,977
Income tax expense	24		81,466	261,246	129,244	299,603

Profit for the period		~~W~~	324,583	990,933	361,591	889,374

Earnings per share:	25
Basic and diluted earnings per share (in won)		~~W~~	4,597	13,915	4,979	12,297

See accompanying notes to the condensed separate interim financial statements.

5

SK TELECOM CO., LTD.

Condensed Separate Statements of Comprehensive Income

For the three and nine-month periods ended September 30, 2016 and 2015

(In millions of won)		September 30, 2016			September 30, 2015
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Profit for the period		~~W~~	324,583	990,933	361,591	889,374
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	14		15	(9,070)	(2,620)	(5,073)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	20		48,902	64,704	(64,409)	(117,978)
Net change in unrealized fair value of derivatives	15,20		(7,677)	(15,518)	2,599	(12,803)

Other comprehensive income (loss) for the period, net of taxes			41,240	40,116	(64,430)	(135,854)

Total comprehensive income		~~W~~	365,823	1,031,049	297,161	753,520

See accompanying notes to the condensed separate interim financial statements.

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SK TELECOM CO., LTD.

Condensed Separate Statements of Changes in Equity

For the nine-month periods ended September 30, 2016 and 2015

(In millions of won)
	Capital surplus and others
	Share capital		Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Hybrid bond	Other	Sub-total	Retained earnings	Reserves	Total equity
Balance at January 1, 2015	~~W~~	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	433,894	12,996,790	66,898	13,542,221
Total comprehensive income:
Profit for the period		—	—	—	—	—	—	—	889,374	—	889,374
Other comprehensive loss		—	—	—	—	—	—	—	(5,073)	(130,781)	(135,854)

		—	—	—	—	—	—	—	884,301	(130,781)	753,520

Transactions with owners:
Cash dividends		—	—	—	—	—	—	—	(668,494)	—	(668,494)
Disposal of Treasury stocks		—	—	369,249	18,087	—	38,408	425,744	—	—	425,744
Interest on hybrid bond		—	—	—	—	—	—	—	(8,420)	—	(8,420)

		—	—	369,249	18,087	—	38,408	425,744	(676,914)	—	(251,170)

Balance at September 30, 2015	~~W~~	44,639	2,915,887	(1,770,434)	—	398,518	(684,333)	859,638	13,204,177	(63,883)	14,044,571

Balance at January 1, 2016	~~W~~	44,639	2,915,887	(2,260,626)	—	398,518	(684,333)	369,446	13,418,603	(53,228)	13,779,460
Total comprehensive income:
Profit for the period		—	—	—	—	—	—	—	990,933	—	990,933
Other comprehensive income (loss)		—	—	—	—	—	—	—	(9,070)	49,186	40,116

		—	—	—	—	—	—	—	981,863	49,186	1,031,049

Transactions with owners:
Cash dividends		—	—	—	—	—	—	—	(706,092)	—	(706,092)
Business combination under common control		—	—	—	—	—	2,035	2,035	—	—	2,035
Interest on hybrid bond		—	—	—	—	—	—	—	(8,420)	—	(8,420)

		—	—	—	—	—	2,035	2,035	(714,512)	—	(712,477)

Balance at September 30, 2016	~~W~~	44,639	2,915,887	(2,260,626)	—	398,518	(682,298)	371,481	13,685,954	(4,042)	14,098,032

See accompanying notes to the condensed separate interim financial statements.

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SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows

For the nine-month periods ended September 30, 2016 and 2015

(In millions of won)	Note	September 30, 2016		September 30, 2015
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	990,933	889,374
Adjustments for income and expenses	30		2,157,931	2,067,842
Changes in assets and liabilities related to operating activities	30		(482,456)	(592,126)

Sub-total			2,666,408	2,365,090
Interest received			19,194	13,910
Dividends received			113,024	59,212
Interest paid			(143,675)	(166,573)
Income tax paid			(365,503)	(135,480)

Net cash provided by operating activities			2,289,448	2,136,159

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			—	60,158
Decrease in short-term financial instruments, net			15,000	20,000
Collection of short-term loans			137,422	336,441
Decrease in long-term financial instruments			—	6
Proceeds from disposal of long-term investment securities			30,832	5,235
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			—	185,557
Increase in cash due to business combination			360	—
Proceeds from disposal of property and equipment			8,731	16,912
Proceeds from disposal of intangible assets			2,595	95

Sub-total			194,940	624,404

Cash outflows for investing activities:
Increase in short-term investment securities, net			(110,000)	—
Increase in short-term loans			(148,085)	(297,101)
Increase in long-term financial instruments			(40)	(10,000)
Acquisition of long-term investment securities			(19,210)	(204,504)
Acquisition of investments in subsidiaries, associates and joint ventures			(63,330)	(287,284)
Acquisition of property and equipment			(899,627)	(1,201,184)
Acquisition of intangible assets			(364,120)	(19,207)
Increase in other non-current assets			—	(190)

Sub-total			(1,604,412)	(2,019,470)

Net cash used in investing activities		~~W~~	(1,409,472)	(1,395,066)

See accompanying notes to the condensed separate interim financial statements.

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SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2016 and 2015

(In millions of won)	September 30, 2016		September 30, 2015
Cash flows from financing activities:
Cash inflows from financing activities:
Increase in short-term borrowings, net	~~W~~	—	60,000
Proceeds from issuance of debentures		607,474	597,840
Cash inflows from settlement of derivatives		—	175

Sub-total		607,474	658,015
Cash outflows for financing activities:
Repayments of short-term borrowings, net		(230,000)	—
Repayments of long-term borrowings		(6,407)	(6,407)
Repayments of long-term account payables-other		(120,718)	(190,134)
Repayments of debentures		(520,000)	(250,000)
Payments of cash dividends		(706,092)	(668,494)
Payments of interest on hybrid bonds		(8,420)	(8,420)
Cash outflows from settlement of derivatives		(144)	(329)

Sub-total		(1,591,781)	(1,123,784)

Net cash used in financing activities		(984,307)	(465,769)

Net increase (decrease) in cash and cash equivalents		(104,331)	275,324
Cash and cash equivalents at beginning of the period		431,666	248,311
Effects of exchange rate changes on cash and cash equivalents		(446)	204

Cash and cash equivalents at end of the period	~~W~~	326,889	523,839

See accompanying notes to the condensed separate interim financial statements.

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SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The Head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of September 30, 2016, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service, other institutional investors and other minority stockholders	50,245,708	62.23
Treasury stock	10,136,551	12.55

	80,745,711	100.00

2.	Basis of Presentation

(1)	Statement of compliance

These condensed separate interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting, as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since December 31, 2015. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor with joint control of, of significant influence over, an investee, in which the investments are accounted for at cost.

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the financial statements as of and for the year ended December 31, 2015.

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SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

2.	Basis of Presentation, Continued

(2)	Use of estimates and judgments, Continued

2) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executive.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 27.

3.	Significant Accounting Policies

The accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2015.

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SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

4.	Restricted Deposits

Deposits which are restricted in use as of September 30, 2016 and December 31, 2015 are summarized as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Short-term financial instruments(*)	~~W~~	79,000	79,000
Long-term financial instruments(*)		10,102	10,062

	~~W~~	89,102	89,062

(*)	Financial instruments include charitable trust fund established by the Company. Profits from the fund are donated to charitable institutions. As of September 30, 2016 the funds cannot be withdrawn.

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)	September 30, 2016
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~	1,743,700	(135,118)	1,608,582
Short-term loans		59,666	(597)	59,069
Accounts receivable - other		799,698	(62,923)	736,775
Accrued income		8,810	—	8,810

		2,611,874	(198,638)	2,413,236
Non-current assets:
Long-term loans		53,543	(19,234)	34,309
Long-term receivables - other		226,168	—	226,168
Guarantee deposits		174,792	—	174,792

		454,503	(19,234)	435,269

	~~W~~	3,066,377	(217,872)	2,848,505

(In millions of won)	December 31, 2015
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~	1,654,575	(125,824)	1,528,751
Short-term loans		48,223	(482)	47,741
Accounts receivable - other		323,870	(59,129)	264,741
Accrued income		7,505	—	7,505

		2,034,173	(185,435)	1,848,738
Non-current assets:
Long-term loans		54,322	(19,242)	35,080
Guarantee deposits		166,656	—	166,656

		220,978	(19,242)	201,736

	~~W~~	2,255,151	(204,677)	2,050,474

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SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

5.	Trade and Other Receivables, Continued

(2)	Changes in allowances for doubtful accounts of trade and other receivables during the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2016		September 30, 2015
Balance at January 1	~~W~~	204,677	189,851
Increase of bad debt allowances		21,807	35,307
Write-offs		(23,102)	(36,515)
Collection of receivables previously written-off		14,490	14,971

Balance at September 30	~~W~~	217,872	203,614

(3)	Details of overdue but not impaired, and impaired trade and other receivables as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016			December 31, 2015
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue nor impaired	~~W~~	1,276,458	1,177,159	1,188,225	488,244
Overdue but not impaired		29,351	—	45,146	—
Impaired		437,891	145,518	421,204	112,332

		1,743,700	1,322,677	1,654,575	600,576
Allowances for doubtful accounts		(135,118)	(82,754)	(125,824)	(78,853)

	~~W~~	1,608,582	1,239,923	1,528,751	521,723

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Less than 1 month	~~W~~	6,649	5,550
1 ~ 3 months		4,838	9,507
3 ~ 6 months		6,546	6,583
More than 6 months		11,318	23,506

	~~W~~	29,351	45,146

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SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

6.	Investment Securities

(1)	Details of short-term investment securities as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Beneficiary certificates(*)	~~W~~	202,513	92,262

(*)	The income distributable in relation to beneficiary certificates as of September 30, 2016 were accounted for as accrued income.

(2)	Details of long-term investment securities as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Equity securities:
Marketable equity securities	~~W~~	665,230	579,282
Unlisted equity securities		79,271	72,461
Equity investments		50,249	65,659

		794,750	717,402
Debt securities:
Investment bonds(*)		9,093	9,103

	~~W~~	803,843	726,505

(*)	The Company classified the convertible bonds of IRIVER LIMITED, amounting to ~~W~~6,163 million, as financial assets at fair value through profit or loss and the difference between carrying amount and fair value was accounted for as gain or loss relating to financial assets at fair value through profit or loss.

7.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Investments in subsidiaries	~~W~~	4,414,391	4,469,997
Investments in associates and joint ventures		4,376,912	4,340,551

	~~W~~	8,791,303	8,810,548

14

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

7.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(2)	Details of investments in subsidiaries as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won, except for share data)
	September 30, 2016				December 31, 2015
	Number of shares	Ownership percentage	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,082,272	83.5	~~W~~	144,740	144,740
SK Broadband Co., Ltd.(*1)	298,460,212	100.0		1,870,582	1,870,582
SK Communications Co., Ltd.	28,029,945	64.5		151,934	151,934
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
Service Ace Co., Ltd.	4,385,400	100.0		21,927	21,927
Service Top Co., Ltd.	2,856,200	100.0		14,281	14,281
Network O&S Co., Ltd.	3,000,000	100.0		15,000	15,000
SK Planet Co., Ltd.(*2,3,5)	57,338,266	98.1		1,298,237	1,520,206
Neosnetworks Co., Ltd.	408,435	83.9		63,967	63,967
IRIVER LIMITED	15,202,039	48.9		54,503	54,503
SK Telecom China Holdings Co., Ltd.	—	100.0		38,652	38,652
SKT Vietnam PTE. Ltd.	180,476,700	73.3		2,364	2,364
SKT Americas, Inc.(*4)	122	100.0		45,701	93,319
YTK Investment Ltd.	—	100.0		18,693	18,693
Atlas Investment	—	100.0		82,042	78,618
SK Global Healthcare Business Group Ltd.	—	100.0		39,649	39,649
Entrix Co., Ltd.	4,157,000	100.0		27,628	27,628
SK techx Co., Ltd.(*2)	6,323,905	100.0		128,371	—
One Store Co., Ltd.(*2)	10,409,600	65.5		82,186	—

			~~W~~	4,414,391	4,469,997

15

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

7.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(2)	Details of investments in subsidiaries as of September 30, 2016 and December 31, 2015 are as follows, Continued:

(*1)	On November 2, 2015, the board of directors of the Company entered into a share purchase agreement to acquire 30%(23,234,060 shares) of the issued and outstanding common shares of CJ Hello Vision Co., Ltd. (“CJ Hello Vision”) from CJ O Shopping Co., Ltd. (“CJ O Shopping”) for an aggregate purchase price of ~~W~~500,000 million. The agreement stated government’s approval as prerequisite.

On November 2, 2015, the board of directors of SK Broadband Co., Ltd. (“SK Broadband”), a subsidiary of the Company, approved the merger of SK Broadband into CJ Hello Vision, and then SK Broadband entered into a merger agreement with CJ Hello Vision with government’s approval as prerequisite.

After the announcement of disapproval of proposed takeover of CJ Hello Vision by the Fair Trade Commission (FTC) on July 18, 2016, the Company announced the revocation of share purchase agreement to CJ O Shopping while SK Broadband withdrew from merger agreement with CJ Hello vision on July 25, 2016 as execution of the share purchase agreement with CJ O Shopping and merger agreement between SK Broadband and CJ Hello Vision became objectively impossible.

(*2)	During the nine-month period ended September 30, 2016, SK techx Co., Ltd. and One Store Co., Ltd. were established by spin-offs of platform service division and T-store service division of SK Planet Co., Ltd. from SK Planet Co., Ltd., respectively. In connection with the spin-offs, the Company exchanged 12,323,905 shares of SK Planet Co., Ltd. for 6,323,905 shares of SK techx Co., Ltd. and 6,000,000 shares of One Store Co., Ltd. The Company additionally acquired 4,409,600 shares of One Store Co., Ltd. for ~~W~~22,048 million by participating in capital increase. The Company has equity interest of 65.5% on One Store Co., Ltd. as a result of unparticipated disproportionate capital increase by One Store Co., Ltd.
(*3)	During the nine-month period ended September 30, 2016, the Company acquired Location Based Service(LBS) division and mobile phone verification services business, spun-off from SK Planet Co., Ltd., in order to strengthen the platform business capabilities. Since this is considered a business combination of entities under common control, the Company succeeded the assets and liabilities at the acquiree’s carrying amounts and recognized the difference between the carrying amount of 1,547,516 shares of SK Planet Co., Ltd., which were retired, and the net assets acquired in capital surplus and others.
(*4)	~~W~~47,618 million of impairment loss was recognized during the nine-month period ended September 30, 2016.
(*5)	The ownership interest changed due to the shares issued to employee stock ownership association by SK Planet Co., Ltd. during the nine-month period ended September 30, 2016.

16

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

7.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won, except for share data)
	September 30, 2016				December 31, 2015
	Number of shares	Ownership percentage	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.(*1)	720,000	9.6	~~W~~	47,830	47,830
HappyNarae Co., Ltd.	680,000	42.5		12,250	12,250
Korea IT Fund(*2)	190	63.3		220,957	220,957
Wave City Development Co., Ltd.(*1)	393,460	19.1		1,532	1,532
KEB HanaCard Co., Ltd.(*1)	39,902,323	15.0		253,739	253,739
Daehan Kanggun BcN Co., Ltd.	1,675,124	29.0		8,340	8,340
NanoEnTek, Inc.	6,960,445	28.5		47,958	47,958
SK Industrial Development China Co., Ltd.	72,952,360	21.0		83,691	83,691
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.	146,100,000	20.1		3,374,725	3,374,725
SK MENA Investment B.V.	9,772,686	32.1		14,485	14,485
SK Latin America Investment S.A.	9,448,937	32.1		14,243	14,243
SKY Property Mgmt. Ltd.	12,639	33.0		145,656	145,656
SK Wyverns Baseball Club Co., Ltd. and others	—	—		81,142	69,281

				4,352,412	4,340,551

Investment in joint venture:
HanaSK Fintech Co., Ltd. (*3)	4,900,000	49.0		24,500	—

			~~W~~	4,376,912	4,340,551

(*1)	Classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of board of directors even though the Company has less than 20% of equity interests.
(*2)	Investment in Korea IT Fund was classified as investment in associates as the Company does not have control over Korea IT Fund under the agreement.
(*3)	Investment in HanaSK Fintech Co., Ltd., a company newly established during the nine-month period ended September 30, 2016 was classified as investment in joint venture as the Company has joint control.

17

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

7.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(4)	The market price of investments in listed subsidiaries as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won, except for share data)
	September 30, 2016				December 31, 2015
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
IRIVER LIMITED	~~W~~	3,790	15,202,039	57,616	5,400	15,202,039	82,091
SK Communications Co., Ltd.		3,650	28,029,945	102,309	4,390	28,029,945	123,051

8.	Property and Equipment

Changes in property and equipment for the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2016
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Others(*)	Ending balance
Land	~~W~~	494,359	1,764	(2,881)	7,795	—	—	501,037
Buildings		557,932	1,437	(8,603)	20,182	(26,713)	—	544,235
Structures		342,411	11,156	(15)	9,837	(24,780)	—	338,609
Machinery		5,222,023	84,255	(21,793)	383,717	(1,209,017)	2,612	4,461,797
Other		402,252	393,659	(3,153)	(276,264)	(83,965)	344	432,873
Construction in progress		423,303	324,251	(6,848)	(178,406)	—	3,439	565,739

	~~W~~	7,442,280	816,522	(43,293)	(33,139)	(1,344,475)	6,395	6,844,290

(*)	Composed of property and equipment acquired in connection with business combination.

(In millions of won)
	For the nine-month period ended September 30, 2015
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	448,255	3,122	(334)	30,181	—	481,224
Buildings		568,874	1,052	(4,132)	22,000	(26,200)	561,594
Structures		350,915	3,462	(57)	12,651	(25,623)	341,348
Machinery		5,277,929	85,111	(10,172)	802,952	(1,202,684)	4,953,136
Other		430,478	580,839	(12,589)	(456,621)	(83,942)	458,165
Construction in progress		629,455	361,941	(1,011)	(477,454)	—	512,931

	~~W~~	7,705,906	1,035,527	(28,295)	(66,291)	(1,338,449)	7,308,398

18

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

9.	Goodwill

Goodwill as of September 30, 2016 and December 31, 2015 is as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Goodwill related to acquisition of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236

10.	Intangible Assets

(1)	Changes in intangible assets for the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2016
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Others(*)	Ending balance
Frequency usage rights	~~W~~	1,103,517	1,254,664	—	—	(220,514)	—	2,137,667
Land usage rights		11,695	995	(50)	—	(3,307)	—	9,333
Industrial rights		11,828	3,598	(120)	—	(3,261)	202	12,247
Facility usage rights		16,486	1,013	(4)	72	(1,919)	—	15,648
Memberships		61,512	118	(1,267)	—	—	—	60,363
Other		561,031	25,870	(359)	41,946	(158,414)	25,676	495,750

	~~W~~	1,766,069	1,286,258	(1,800)	42,018	(387,415)	25,878	2,731,008

(*)	Composed of intangible assets acquired in connection with business combination.

(In millions of won)
	For the nine-month period ended September 30, 2015
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	1,384,044	—	—	—	(210,395)	1,173,649
Land usage rights		14,016	1,592	(1)	—	(3,625)	11,982
Industrial rights		10,583	3,507	(2)	—	(2,938)	11,150
Facility usage rights		15,843	1,059	(23)	293	(1,912)	15,260
Memberships		63,465	62	—	—	—	63,527
Other		440,218	12,987	(7)	74,217	(132,109)	395,306

	~~W~~	1,928,169	19,207	(33)	74,510	(350,979)	1,670,874

19

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

10.	Intangible Assets, Continued

(2)	The carrying amount and residual useful lives of frequency usage rights as of September 30, 2016 are as follows, all of which are amortized on a straight-line basis:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
W-CDMA license	~~W~~	31,062	Frequency usage rights relating to W-CDMA service	Dec. 2003	Dec. 2016
W-CDMA license		4,078	Frequency usage rights relating to W-CDMA service	Oct. 2010	Dec. 2016
800MHz license		192,584	Frequency usage rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		659,505	Frequency usage rights relating to LTE service	Sep. 2013	Dec. 2021
WiBro license		5,893	WiBro service	Mar. 2012	Mar. 2019
2.6GHz license		1,244,545	Frequency usage rights relating to LTE service	Sep. 2016	Dec. 2026

	~~W~~	2,137,667

11.	Borrowings and Debentures

(1)	There are no short-term borrowings as of September 30, 2016. Short-term borrowings as of December 31, 2015 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	December 31, 2015
Kookmin Bank	2.47	Jan. 21, 2016	~~W~~	40,000
Commercial Papers	1.84	Jan. 14, 2016		190,000

			~~W~~	230,000

(2)	Long-term borrowings as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	September 30, 2016		December 31, 2015
Export Kreditnamnden(*)	1.70	Apr. 29, 2022	~~W~~	75,706		87,685
			(USD	69,056)	(USD	74,817)

Less present value discount				(1,567)		(2,124)

				74,139		85,561
Less current installments				(12,338)		(13,007)

			~~W~~	61,801		72,554

(*)	Prior to 2015, the Company obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are repaid by installments on an annual basis from 2014 to 2022.

20

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

11.	Borrowings and Debentures, Continued

(3)	Debentures as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won, thousands of U.S. dollars, and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	September 30, 2016		December 31, 2015
Unsecured private bonds	Refinancing fund	2016	5.00	~~W~~	—	200,000
Unsecured private bonds	Other fund	2018	5.00		200,000	200,000
Unsecured private bonds		2016	5.54		—	40,000
Unsecured private bonds		2016	5.92		—	230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured private bonds		2022	3.30		140,000	140,000
Unsecured private bonds		2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured private bonds		2033	3.22		130,000	130,000
Unsecured private bonds		2019	3.30		50,000	50,000
Unsecured private bonds		2024	3.64		150,000	150,000
Unsecured private bonds(*2)		2029	4.72		54,366	54,695
Unsecured private bonds	Refinancing fund	2019	2.53		160,000	160,000
Unsecured private bonds		2021	2.66		150,000	150,000
Unsecured private bonds		2024	2.82		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2022	2.40		100,000	100,000
Unsecured private bonds		2025	2.49		150,000	150,000
Unsecured private bonds		2030	2.61		50,000	50,000
Unsecured private bonds	Operating fund	2018	1.89		90,000	90,000
Unsecured private bonds		2025	2.66		70,000	70,000
Unsecured private bonds		2030	2.82		90,000	90,000
Unsecured private bonds(*2,3)		2030	3.40		—	50,485
Unsecured private bonds	Operating and refinancing fund	2018	2.07		80,000	80,000
Unsecured private bonds		2025	2.55		100,000	100,000
Unsecured private bonds		2035	2.75		70,000	70,000
Unsecured private bonds(*2)		2030	3.10		50,113	50,524
Unsecured private bonds	Operating fund	2019	1.65		70,000	—
Unsecured private bonds		2021	1.80		100,000	—
Unsecured private bonds		2026	2.08		90,000	—
Unsecured private bonds		2036	2.24		80,000	—
Unsecured private bonds		2019	1.62		50,000	—
Unsecured private bonds		2021	1.71		50,000	—
Unsecured private bonds		2026	1.97		120,000	—
Unsecured private bonds		2031	2.17		50,000	—

21

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

11.	Borrowings and Debentures, Continued

(3)	Debentures as of September 30, 2016 and December 31, 2015 are as follows, Continued:

(In millions of won, thousands of U.S. dollars, and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	September 30, 2016		December 31, 2015
Unsecured global bonds		2027	6.63		438,520		468,800
				(USD	400,000)	(USD	400,000)
Unsecured private Swiss bonds		2017	1.75		340,518		355,617
				(CHF	300,000)	(CHF	300,000)
Unsecured global bonds		2018	2.13		767,410		820,400
				(USD	700,000)	(USD	700,000)
Unsecured private Australian bonds		2017	4.75		251,124		255,930
				(AUD	300,000)	(AUD	300,000)
Floating rate notes (*1)		2020	3M LIBOR + 0.88		328,890		351,600
				(USD	300,000)	(USD	300,000)

Sub-total					5,600,941		5,638,051
Less discounts on bonds					(21,761)		(24,926)

					5,579,180		5,613,125
Less current installments of bonds					(450,147)		(579,630)

				~~W~~	5,129,033		5,033,495

(*1)	As of September 30, 2016, 3M LIBOR rate is 0.85%.
(*2)	The Company eliminated a measurement inconsistency of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss.
(*3)	The principal amount and the fair value of the structured bonds that were designated as financial liabilities at fair value through profit or loss as of December 31, 2015 were ~~W~~50,000 million and ~~W~~50,485 million, respectively. The bond was early redeemed during the nine-month period ended September 30, 2016.

The carrying amount of financial liabilities designated at fair value through profit or loss exceeds the principal amount required to pay at maturity by ~~W~~4,479 million as of September 30, 2016.

22

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

12.	Long-term Payables - Other

(1)	As of September 30, 2016 and December 31, 2015, details of long-term payables – other which consist of payables related to the acquisition of W-CDMA and LTE licenses for 2.3GHz and 1.8GHz frequencies are as follows (See Note 10):

(In millions of won)
	September 30, 2016		December 31, 2015
Long-term payables - other	~~W~~	1,586,747	709,888

Present value discount on long-term payables – other		(102,428)	(38,739)

		1,484,319	671,149
Less current installments of long-term payables – other		(215,769)	(120,185)

Carrying amount at period end	~~W~~	1,268,550	550,964

(2)	The repayment schedule of the principal amount of long-term payables related to acquisition of W-CDMA and LTE licenses as of September 30, 2016 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	217,592
1~3 years		435,184
3~5 years		435,184
More than 5 years		498,787

	~~W~~	1,586,747

23

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

13.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2016						As of September 30, 2016
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for installment of handset subsidy	~~W~~	5,670	—	(1,019)	—	4,651	1,213	3,438
Provision for restoration		50,459	3,047	(559)	(863)	52,084	28,845	23,239
Emission allowance		1,477	1,016	(169)	—	2,324	2,324	—

	~~W~~	57,606	4,063	(1,747)	(863)	59,059	32,382	26,677

(In millions of won)
	For the nine-month period ended September 30, 2015						As of September 30, 2015
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for installment of handset subsidy	~~W~~	26,799	—	(4,288)	(17,583)	4,928	2,951	1,977

Provision for restoration		51,333	2,444	(479)	(3,431)	49,867	33,029	16,838

	~~W~~	78,132	2,444	(4,767)	(21,014)	54,795	35,980	18,815

The Company has provided handset subsidy to subscribers who purchase handsets on an installment basis and recognized a provision for subsidy amounts which the Company is expected to pay in future periods.

14.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Present value of defined benefit obligations	~~W~~	250,776	212,139
Fair value of plan assets		(225,056)	(208,133)

	~~W~~	25,720	4,006

24

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

14.	Defined Benefit Liabilities, Continued

(2)	Changes in defined benefit obligations for the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2016		September 30, 2015
Beginning balance	~~W~~	212,139	195,130
Current service cost		27,961	26,171
Interest cost		4,212	4,072
Remeasurement:
- Demographic assumption		—	16
- Adjustment based on experience		6,925	4,309
Benefit paid		(4,192)	(22,194)
Others		3,731	2,126

Ending balance	~~W~~	250,776	209,630

(3)	Changes in plan assets for the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2016		September 30, 2015
Beginning balance	~~W~~	208,133	179,575
Interest income		3,976	3,769
Actuarial loss		(5,040)	(2,368)
Contributions		19,000	25,000
Benefit paid		(3,766)	(20,117)
Others		2,753	—

Ending balance	~~W~~	225,056	185,859

(4)	Expenses recognized in profit and loss for the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2016		September 30, 2015
Current service cost	~~W~~	27,961	26,171
Net Interest cost		236	303

	~~W~~	28,197	26,474

The above costs are recognized in labor cost and research and development.

25

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

15.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of September 30, 2016 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 400,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds with face value of CHF 300,000)	Foreign currency risk	Currency swap	Citibank and four other banks	Jun. 12, 2012 ~ Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 700,000)	Foreign currency risk	Currency swap	Barclays and eight other banks	Nov. 1, 2012 ~ May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds with face value of AUD 300,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds with face value of USD 300,000)	Foreign currency risk and interest rate risk	Currency and interest rate swap	DBS Bank	Mar. 7, 2013 ~ Mar. 7, 2020
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 69,056)	Foreign currency risk	Currency swap	Deutsche Bank	Dec.16, 2013 ~ Apr. 29, 2022

26

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

15.	Derivative Instruments, Continued

(2)	As of September 30, 2016, details of fair values of the above derivatives recorded in assets or liabilities are as follows:

(In millions of won and thousands of foreign currencies)
	Fair value
	Cash flow hedge					Held for trading	Total
Hedging Instrument (Hedged item)	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translations (gain) loss	Others (*)
Non-current assets:
Structured bond (face value of KRW 100,000)	~~W~~	—	—	—	—	9,292		9,292
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 400,000)		(58,972)	(18,828)	(18,707)	129,806	—	~~W~~	33,299

Total assets								42,591

Current liability:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds with face value of CHF 300,000)	~~W~~	(8,242)	(2,631)	(22,935)	—	—		(33,808)
Non-current liability:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 700,000)		(16,021)	(5,115)	3,947	—	—		(17,189)
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds with face value of USD 300,000)		(9,009)	(2,876)	3,788	—	—		(8,097)
Fixed-to-fixed long-term borrowings (U.S. dollar denominated bonds with face value of USD 69,056)		(3,592)	(1,147)	2,830	—	—		(1,909)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds with face value of AUD 300,000)		3,512	1,121	(84,045)	—	—		(79,412)

Total liabilities							~~W~~	(140,415)

(*)	Cash flow hedge accounting has been applied to the relevant contracts from May 12, 2010. Others represent gain on valuation of currency swap recognized in profit or loss prior to May 12, 2010, when the Company started to apply hedge accounting to these contracts.

27

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

16.	Share Capital and Capital Surplus and Others

The Company’s outstanding share capital consists entirely of common stocks with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and capital surplus and others as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won, except for share data)
	September 30, 2016		December 31, 2015
Number of authorized shares		220,000,000	220,000,000
Number of issued shares(*)		80,745,711	80,745,711
Share capital:
Common stock	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury stock (Note 17)		(2,260,626)	(2,260,626)
Hybrid bond (Note 18)		398,518	398,518
Others		(682,298)	(684,333)

	~~W~~	371,481	369,446

(*)	Prior to 2015, the Company retired shares of treasury stock which reduced its retained earnings before appropriation. As a result, the Company’s outstanding shares have decreased without change in the share capital.

There were no changes in share capital for the nine-month period ended September 30, 2016 and the year ended December 31, 2015 and details of shares outstanding as of September 30, 2016 and 2015 are as follows:

(In shares)
	September 30, 2016			September 30, 2015
	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Beginning	80,745,711	10,136,551	70,609,160	80,745,711	9,809,375	70,936,336
Disposal of treasury stock	—	—	—	—	(1,692,824)	1,692,824

Ending	80,745,711	10,136,551	70,609,160	80,745,711	8,116,551	72,629,160

17.	Treasury Stock

The Company acquired treasury stocks to provide stock dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices.

Treasury stocks as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won, shares)
	September 30, 2016		December 31, 2015
Number of shares		10,136,551	10,136,551
Amount	~~W~~	2,260,626	2,260,626

28

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

18.	Hybrid Bonds

Hybrid bonds classified as equity as of September 30, 2016 are as follows:

(In millions of won)
	Type	Issuance date	Maturity	Annual interest rate (%)		Amount
Private hybrid bonds	Unsecured subordinated bearer bond	June 7, 2013	June 7, 2073(*1)	4.21	(*2)	~~W~~	400,000
Issuance costs							(1,482)

						~~W~~	398,518

Hybrid bonds issued by the Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common stocks in the event of a liquidation or reorganization of the Company.

(*1)	The Company has a right to extend the maturity under the same terms at issuance without any notice or announcement. The Company also has the right to defer interest payment at its sole discretion.
(*2)	Annual interest rate is calculated as yield rate of 5 year national bonds plus premium. According to Step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

19.	Retained Earnings

Retained earnings as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for research & manpower development		60,001	87,301
Reserve for business expansion		9,871,138	9,671,138
Reserve for technology development		2,826,300	2,616,300

		12,779,759	12,397,059
Unappropriated		906,195	1,021,544

	~~W~~	13,685,954	13,418,603

29

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

20.	Reserves

(1)	Details of reserves, net of taxes, as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Changes in unrealized fair value of available-for-sale financial assets	~~W~~	88,282	23,578
Changes in unrealized fair value of derivatives		(92,324)	(76,806)

	~~W~~	(4,042)	(53,228)

(2)	Changes in reserves for the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2016
	Unrealized fair value of available-for-sale financial assets		Unrealized fair value of derivatives	Total
Balance at January 1, 2016	~~W~~	23,578	(76,806)	(53,228)
Changes		85,361	(20,473)	64,888
Tax effect		(20,657)	4,955	(15,702)

Balance at September 30, 2016	~~W~~	88,282	(92,324)	(4,042)

(In millions of won)	For the nine-month period ended September 30, 2015
	Unrealized fair value of available-for-sale financial assets		Unrealized fair value of derivatives	Total
Balance at January 1, 2015	~~W~~	145,106	(78,208)	66,898
Changes		(155,644)	(16,891)	(172,535)
Tax effect		37,666	4,088	41,754

Balance at September 30, 2015	~~W~~	27,128	(91,011)	(63,883)

30

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

21.	Other Operating Expenses

Details of other operating expenses for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	2016			2015
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Other Operating Expenses:
Communication	~~W~~	6,698	22,240	8,069	26,127
Utilities		57,956	158,353	57,242	152,502
Taxes and dues		7,235	16,542	7,466	16,974
Repair		54,105	155,965	54,217	145,708
Research and development		66,098	199,616	62,596	173,549
Training		5,487	15,478	7,055	17,217
Bad debt for accounts receivable - trade		2,474	14,198	4,123	27,735
Other		12,998	36,008	9,862	30,714

	~~W~~	213,051	618,400	210,630	590,526

22.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	2016			2015
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	1,663	2,533	1,137	2,075
Others		5,076	41,534	2,264	8,295

	~~W~~	6,739	44,067	3,401	10,370

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	18,080	28,050	11,340	13,396
Donations		17,444	58,091	13,155	36,717
Bad debt for accounts receivable - other		4,196	7,609	3,487	7,572
Others		4,315	6,108	1,812	33,773

	~~W~~	44,035	99,858	29,794	91,458

31

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

23.	Finance Income and Costs

(1)	Details of finance income and costs for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	2016			2015
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Income:
Interest income	~~W~~	9,644	21,862	4,785	15,946
Dividends		16,591	113,024	143,315	200,046
Gain on foreign currency transactions		1,444	7,045	4,935	9,418
Gain on foreign currency translation		—	43	688	1,769
Gain relating to financial liabilities at fair value through profit or loss		1,048	1,225	—	5,188
Gain relating to financial assets at fair value through profit or loss		—	—	857	168
Gain on disposal of long-term investment securities		2,476	4,227	—	2,828
Gain on valuation of derivatives		1,024	4,708	3,603	4,633
Gain on disposal of accounts receivable - trade		4,853	12,708	—	—

	~~W~~	37,080	164,842	158,183	239,996

Finance Costs:
Interest expense	~~W~~	62,040	178,747	60,134	181,266
Loss on foreign currency transactions		5,060	10,100	1,151	8,178
Loss on foreign currency translation		1,588	1,860	—	8
Loss on disposal of long-term investment securities		108	152	—	2
Loss on settlement of derivatives		1,518	1,837	—	4,517
Loss relating to financial assets at fair value through profit or loss		532	910	—	—
Loss relating to financial liabilities at fair value through profit or loss		—	—	4,676	4,850
Other finance costs		—	815	37,375	37,407

	~~W~~	70,846	194,421	103,336	236,228

32

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

23.	Finance Income and Costs, Continued

(2)	Details of interest income included in finance income for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	2016			2015
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest income on cash equivalents and deposits	~~W~~	1,908	5,658	2,075	7,351
Interest income on installment receivables and others		7,736	16,204	2,710	8,595

	~~W~~	9,644	21,862	4,785	15,946

(3)	Details of interest expenses included in finance costs for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	2016			2015
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest expenses on borrowings	~~W~~	922	4,193	2,842	12,853
Interest expenses on debentures		49,763	147,017	48,297	139,650
Others		11,355	27,537	8,995	28,763

	~~W~~	62,040	178,747	60,134	181,266

(4)	Details of impairment losses for financial assets for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	2016			2015
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Accounts receivable - trade	~~W~~	2,475	14,198	4,123	27,735
Other receivables		4,196	7,609	3,487	7,572
Available-for-sale financial assets		—	815	37,375	37,407

	~~W~~	6,671	22,622	44,985	72,714

24.	Income Tax Expense

Income tax expense was calculated by considering current tax expense adjusted to changes in estimates related to prior periods, deferred tax expenses by origination and reversal of temporary differences.

33

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

25.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three and nine-month periods ended September 30, 2016 and 2015 are calculated as follows:

(In millions of won, shares)	2016			2015
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit for the period	~~W~~	324,583	990,933	361,591	889,374
Interest on hybrid bond		—	(8,420)	—	(8,420)
Profit for the period on common shares		324,583	982,513	361,591	880,954
Weighted average number of common shares outstanding		70,609,160	70,609,160	72,629,160	71,637,029

Basic earnings per share (in won)	~~W~~	4,597	13,915	4,979	12,297

2)	The weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2016 and 2015 are calculated as follows:

(In shares)		Weighted number of shares
	Number of shares	Three-month period ended September 30	Nine-month period ended September 30
Issued common shares at January 1, 2016	80,745,711	80,745,711	80,745,711
Weighted average number of treasury stock	(10,136,551)	(10,136,551)	(10,136,551)

Weighted average number of common shares outstanding at September 30, 2016	70,609,160	70,609,160	70,609,160

(In shares)		Weighted number of shares
	Number of shares	Three-month period ended September 30	Nine-month period ended September 30
Issued common shares at January 1, 2015	80,745,711	80,745,711	80,745,711
Weighted average number of treasury stock	(8,116,551)	(8,116,551)	(9,108,682)

Weighted average number of common shares outstanding at September 30, 2015	72,629,160	72,629,160	71,637,029

(2)	Diluted earnings per share

For the nine-month periods ended September 30, 2016 and 2015, there were no potentially dilutive shares. Therefore, diluted earnings per share for the nine-month periods ended September 30, 2016 and 2015 are the same as basic earnings per share.

34

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

26.	Categories of Financial Instruments

(1)	Financial assets by categories as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	~~W~~	—	—	326,889	—	326,889
Financial instruments		—	—	116,602	—	116,602
Short-term investment securities		—	202,513	—	—	202,513
Long-term investment securities(*1)		6,163	797,680	—	—	803,843
Accounts receivable - trade		—	—	1,608,582	—	1,608,582
Loans and other receivables(*2)		—	—	1,239,923	—	1,239,923
Derivative financial assets		9,292	—	—	33,299	42,591

	~~W~~	15,455	1,000,193	3,291,996	33,299	4,340,943

(In millions of won)
	December 31, 2015
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	~~W~~	—	—	431,666	—	431,666
Financial instruments		—	—	131,562	—	131,562
Short-term investment securities		—	92,262	—	—	92,262
Long-term investment securities(*1)		7,073	719,432	—	—	726,505
Accounts receivable - trade		—	—	1,528,751	—	1,528,751
Loans and other receivables(*2)		—	—	521,723	—	521,723
Derivative financial assets		6,277	—	—	133,646	139,923

	~~W~~	13,350	811,694	2,613,702	133,646	3,572,392

(*1)	Long-term investment securities were designated as financial assets at fair value through profit of loss since the embedded derivative (conversion right option) could not be separately measured.

35

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

26.	Categories of Financial Instruments, Continued

(1)	Financial assets by categories as of September 30, 2016 and December 31, 2015 are as follows, Continued:

(*2)	Details of loans and other receivables as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Short-term loans	~~W~~	59,069	47,741
Accounts receivable – other		736,775	264,741
Accrued income		8,810	7,505
Long-term loans		34,309	35,080
Long-term receivables - other		226,168	—
Guarantee deposits		174,792	166,656

	~~W~~	1,239,923	521,723

(2)	Financial liabilities by categories as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	~~W~~	—	—	140,415	140,415
Borrowings		—	74,139	—	74,139
Debentures (*1)		104,479	5,474,701	—	5,579,180
Accounts payable - other and others (*2)		—	3,095,966	—	3,095,966

	~~W~~	104,479	8,644,806	140,415	8,889,700

(In millions of won)
	December 31, 2015
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	~~W~~	—	—	89,296	89,296
Borrowings		—	315,561	—	315,561
Debentures (*1)		155,704	5,457,421	—	5,613,125
Accounts payable – other and others (*2)		—	2,171,141	—	2,171,141

	~~W~~	155,704	7,944,123	89,296	8,189,123

36

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

26.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by categories as of September 30, 2016 and December 31, 2015 are as follows, Continued:

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of September 30, 2016 and December 31, 2015 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to eliminate a measurement inconsistency with the related derivatives.
(*2)	Details of accounts payable and other payables as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Accounts payable - other	~~W~~	934,322	927,170
Withholdings		50	—
Accrued expenses		642,034	540,770
Current installments of long-term payables - other		215,769	120,185
Long-term payables - other		1,268,550	550,964
Other non-current liabilities		35,241	32,052

	~~W~~	3,095,966	2,171,141

27.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1) Market risk

(i) Currency risk

Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company. The Company manages currency risk by using currency forward, etc., if needed, to hedge currency risk on business transactions.

37

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

27.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1) Market risk, Continued

(i) Currency risk, Continued

Foreign currency monetary assets and liabilities as of September 30, 2016 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	57,767	~~W~~	63,330	1,461,787	~~W~~	1,602,561
EUR	15,078		18,551	—		—
JPY	68,701		744	—		—
AUD	—		—	299,401		250,623
CHF	—		—	299,697		340,174
Others	—		1,514	—		6

		~~W~~	84,139		~~W~~	2,193,364

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See Note 15)

As of September 30, 2016, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	6,031	(6,031)
EUR		1,855	(1,855)
JPY		74	(74)
Others		153	(153)

	~~W~~	8,113	(8,113)

(ii) Equity price risk

The Company has equity securities which include listed and non-listed securities for its liquidity management and operating purpose. As of September 30, 2016, available-for-sale equity instruments measured at fair value amounts to ~~W~~715,744 million.

(iii) Interest rate risk

Since the Company’s interest bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows are not influenced by the changes in market interest rates. However, the Company still has interest rate risk arising from borrowings and debentures.

Accordingly, the Company performs various analysis of interest rate risk to reduce interest rate risk and to optimize its financing. To minimize risks from changes in interest rates, the Company takes various measures such as refinancing, renewal, alternative financing and hedging.

38

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

27.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1) Market risk, Continued

(iii) Interest rate risk, Continued

The Company’s interest rate risk arises from floating-rate borrowings and payables. As of September 30, 2016, floating-rate debentures amount to ~~W~~328,890 million and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures (See Note 15). Therefore, income before income taxes for the nine-month period ended September 30, 2016 would not have been changed by the interest expense from floating-rate borrowings and debentures.

2) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Cash and cash equivalents	~~W~~	326,833	431,636
Financial instruments		116,602	131,562
Available-for-sale financial assets		2,930	2,030
Accounts receivable – trade		1,608,582	1,528,751
Loans and receivables		1,239,923	521,723
Derivative financial assets		42,591	139,923
Financial assets at fair value through profit or loss		6,163	7,073

	~~W~~	3,343,624	2,762,698

To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

For the nine-month period ended September 30, 2016, the Company has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Company believes that the possibility of default is remote. Also, the Company’s credit risk can arise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of September 30, 2016.

39

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

27.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3) Liquidity risk

Contractual maturities of financial liabilities as of September 30, 2016 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Borrowings(*)	~~W~~	74,139	80,610	13,988	53,797	12,825
Debentures(*)		5,579,180	6,746,453	614,863	2,829,730	3,301,860
Accounts payable - other and others		3,095,966	3,232,646	1,745,220	971,917	515,509

	~~W~~	8,749,285	10,059,709	2,374,071	3,855,444	3,830,194

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*)	Includes interest to be paid.

As of September 30, 2016, periods which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	33,299	33,986	8,200	32,140	(6,354)
Liabilities		(140,415)	(143,196)	(40,835)	(101,954)	(407)

	~~W~~	(107,116)	(109,210)	(32,635)	(69,814)	(6,761)

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2015.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; the total liabilities and equity is derived from the financial statements.

40

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

27.	Financial Risk Management, Continued

(2)	Capital management, Continued

Debt-equity ratios as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Total liabilities	~~W~~	10,149,590	9,367,480
Total equity		14,098,032	13,779,460

Debt-equity ratios		71.99%	67.98%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2016 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
Financial assets at fair value through profit or loss	~~W~~	15,455	—	9,292	6,163	15,455
Derivative financial assets		33,299	—	33,299	—	33,299
Available-for-sale financial assets		715,744	665,230	47,513	3,001	715,744

	~~W~~	764,498	665,230	90,104	9,164	764,498

Financial liabilities that are measured at fair value:
Financial liabilities at fair value through profit or loss	~~W~~	104,479	—	104,479	—	104,479
Derivative financial liabilities		140,415	—	140,415	—	140,415

	~~W~~	244,894	—	244,894	—	244,894

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	74,139	—	77,310	—	77,310
Debentures		5,474,701	—	6,042,433	—	6,042,433

	~~W~~	5,548,840	—	6,119,743	—	6,119,743

41

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

27.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2015 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
Financial assets at fair value through profit or loss	~~W~~	13,350	—	6,277	7,073	13,350
Derivative financial assets		133,646	—	133,646	—	133,646
Available-for-sale financial assets		655,845	579,282	47,262	29,301	655,845

	~~W~~	802,841	579,282	187,185	36,374	802,841

Financial liabilities that are measured at fair value:
Financial liabilities at fair value through profit or loss	~~W~~	155,704	—	155,704	—	155,704
Derivative financial liabilities		89,296	—	89,296	—	89,296

	~~W~~	245,000	—	245,000	—	245,000

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	315,561	—	316,726	—	316,726
Debentures		5,457,421	—	5,887,378	—	5,887,378

	~~W~~	5,772,982	—	6,204,104	—	6,204,104

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Available-for-sale financial assets amounting to ~~W~~284,449 million and ~~W~~155,849 million as of September 30, 2016 and December 31, 2015, respectively, are measured at cost in accordance with K-IFRS 1039 since they are considered as equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) and cannot be reliably measured using other valuation methods.

42

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

27.	Financial Risk Management, Continued

(3)	Fair value, Continued

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of September 30, 2016 are as follows:

Interest rate
Derivative instruments	1.90 ~ 3.44%
Borrowings and debentures	1.55 ~ 1.57%

3)	There have been no transfers between Level 2 and Level 1 for the nine-month period ended September 30, 2016 and changes of financial assets classified as Level 3 for the nine-month period ended September 30, 2016 are as follows:

(In millions of won)
	Balance at January 1, 2016		Loss for the period	Other comprehensive income	Disposal	Balance at September 30, 2016
Financial assets at fair value through profit or loss	~~W~~	7,073	(910)	—	—	6,163
Available-for-sale financial assets		29,301	—	195	(26,495)	3,001

43

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

27.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of September 30, 2016 are as follows:

(In millions of won)
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	35,191	—	35,191	(35,191)	—
Accounts receivable – trade and others		123,919	(112,970)	10,949	—	10,949

	~~W~~	159,110	(112,970)	46,140	(35,191)	10,949

Financial liabilities:
Derivatives(*)	~~W~~	52,271	—	52,271	(35,191)	17,080
Accounts payable – other and others		112,970	(112,970)	—	—	—

	~~W~~	165,241	(112,970)	52,271	(35,191)	17,080

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2015 are as follows:

(In millions of won)
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	55,673	—	55,673	(55,673)	—
Accounts receivable – trade and others		129,527	(113,003)	16,524	—	16,524

	~~W~~	185,200	(113,003)	72,197	(55,673)	16,524

Financial liabilities:
Derivatives(*)	~~W~~	89,734	—	89,734	(55,673)	34,061
Accounts payable – other and others		113,003	(113,003)	—	—	—

	~~W~~	202,737	(113,003)	89,734	(55,673)	34,061

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

44

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

28.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 39 other companies(*)
Joint ventures	Dogus Planet, Inc. and 4 other companies
Associates	SK hynix Inc. and 49 other companies
Affiliates	The Ultimate Controlling Entity’s other subsidiaries and associates, etc.

(*)	As of September 30, 2016, subsidiaries of the Company are as follows:

Company	Ownership percentage (%)	Types of business
SK Telink Co., Ltd.	83.5	Telecommunication and MVNO(Mobile Virtual Network Operator) service
M&Service Co., Ltd.(*1)	100.0	Database and internet website service
SK Communications Co., Ltd.	64.5	Internet website services
Stonebridge Cinema Fund	55.2	Investment
SK Broadband Co., Ltd.	100.0	Telecommunication services
K-net Culture and Contents Venture Fund	59.0	Investment
Fitech Focus Limited Partnership II	66.7	Investment
Open Innovation Fund	98.9	Investment
PS&Marketing Corporation	100.0	Communications device retail business
Service Ace Co., Ltd.	100.0	Customer center management service
Service Top Co., Ltd.	100.0	Customer center management service
Network O&S Co., Ltd.	100.0	Base station maintenance service
SK Planet Co., Ltd.	98.1	Telecommunication services
Neosnetworks Co., Ltd.	83.9	Security systems service
IRIVER LIMITED	48.9	Manufacturing of media and audio equipment
iriver Enterprise Ltd.(*2)	100.0	Management of Chinese subsidiaries
iriver America Inc.(*2)	100.0	Sales and marketing in North America
iriver Inc. (*2)	100.0	Sales and marketing in North America
iriver China Co., Ltd. (*2)	100.0	Sales and manufacturing of MP3 and 4 in China
Dongguan iriver Electronics Co., Ltd. (*2)	100.0	Sales and Manufacturing of e-book in China
groovers Japan Co., Ltd.. (*2)	100.0	Digital music contents sourcing and distribution service
SK Telecom China Holdings Co., Ltd.	100.0	Investment
SK Global Healthcare Business Group., Ltd.	100.0	Investment
SK Planet Japan, K. K.(*1)	100.0	Digital contents sourcing service
SKT Vietnam PTE. Ltd.	73.3	Telecommunication services
SK Planet Global PTE. Ltd. (*1)	100.0	Digital contents sourcing service
SKP GLOBAL HOLDINGS PTE. LTD. (*1)	100.0	Investment
SKT Americas, Inc.	100.0	Information gathering and consulting
SKP America LLC. (*1)	100.0	Digital contents sourcing service
YTK Investment Ltd.	100.0	Investment
Atlas Investment	100.0	Investment
SK Telecom Innovation Fund, L.P. (formerly, Technology Innovation Partners, L.P.)(*3)	100.0	Investment
SK Telecom China Fund I L.P.	100.0	Investment
Entrix Co., Ltd.	100.0	Cloud streaming service
SK techx Co., Ltd.	100.0	System software development and supply
One Store Co., Ltd.	65.5	Telecommunication services
shopkick Management Company, Inc. (*1)	100.0	Investment
shopkick, Inc. (*1)	100.0	Mileage-based online transaction application development
Planet11 E-commerce Solutions India Pvt. Ltd. (*1)	100.0	Electronic commerce platform service
11street (Thailand) Co., Ltd. (*1)	100.0	Electronic commerce

45

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

28.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued

(*)	As of September 30, 2016, subsidiaries of the Company are as follows, Continued:

(*1)	The ownership interest owned by SK Planet Co., Ltd.
(*2)	The ownership interest owned by IRIVER LIMITED.
(*3)	Changed its name to SK Telecom Innovation Fund, L.P. during the nine-month period ended September 30, 2016.

(2)	Compensation for the key management members

The Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management members. The compensation given to such key management members for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	2016			2015
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Salaries	~~W~~	220	1,421	207	1,767
Defined benefits plan expenses		48	376	42	584

	~~W~~	268	1,797	249	2,351

Compensation for the key management members includes salaries, non-monetary salaries and contributions made in relation to pension plans.

46

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

28.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)		2016
		Operating revenue and others			Operating expenses and others		Acquisition of property and equipment		Loans		Collection of loans
Scope	Company	Three- month period ended Sep. 30		Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep.30	Three- month period ended Sep. 30	Nine- month period ended Sep.30
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	2,199	7,916	81,414	452,059	54,910	67,906	—	—	—	—

Subsidiaries	SK Broadband Co., Ltd.		30,082	91,535	148,360	401,941	19,835	26,934	—	—	—	—

	PS&Marketing Corporation(*7)		2,677	8,309	380,030	1,136,983	2,877	3,232	—	—	—	—

	Network O&S Co., Ltd.		1,295	4,405	49,008	141,577	5,712	8,531	—	—	—	—

	SK Planet Co., Ltd.		7,362	25,800	11,560	127,025	—	331	—	—	—	—

	SK Telink Co., Ltd.(*2)		16,098	50,300	5,069	15,925	—	—	—	—	—	—

	Service Ace Co., Ltd.(*3)		7,454	11,341	34,000	101,899	—	—	—	—	—	—

	Service Top Co., Ltd.(*4)		9,848	14,232	35,871	109,149	—	—	—	—	—	—

	SK techx Co., Ltd		463	891	53,748	124,149	2,421	5,019	—	—	—	—

	Others		7,323	15,321	13,281	37,747	918	1,769	—	—	—	—

			82,602	222,134	730,927	2,196,395	31,763	45,816	—	—	—	—

Associates	F&U Credit information Co., Ltd.		399	1,207	10,571	30,987	—	—	—	—	—	—

	HappyNarae Co., Ltd.		20	57	2,904	6,491	5,769	9,639	—	—	—	—

	SK hynix Inc.(*5)		6,979	87,652	28	215	—	—	—	—	—	—

	SK Wyverns Baseball Club Co., Ltd.		284	852	2	14,312	—	—	—	—	—	—

	KEB HanaCard Co., Ltd.		4,929	14,928	3,667	11,146	—	—	—	—	—	—

	Others(*6)		2	6,084	1,070	2,855	316	359	—	1,100	1,290	2,990

			12,613	110,780	18,242	66,006	6,085	9,998	—	1,100	1,290	2,990

Other	SK Engineering & Construction Co., Ltd.		751	3,060	—	831	1,245	1,890	—	—	—	—

	SK Networks Co., Ltd.		1,297	3,837	3,475	11,690	—	—	—	—	—	—

	SK Networks service Co., Ltd.		166	662	12,641	35,711	1,492	2,024	—	—	—	—

	SK Telesys Co., Ltd.		342	389	1,833	5,593	14,513	38,644	—	—	—	—

	SK TNS Co., Ltd.		24	66	10,141	20,656	77,495	135,360	—	—	—	—

	Others		3,780	12,961	5,184	15,077	2,621	4,762	—	—	—	—

			6,360	20,975	33,274	89,558	97,366	182,680	—	—	—	—

Total		~~W~~	103,774	361,805	863,857	2,804,018	190,124	306,400	—	1,100	1,290	2,990

47

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

28.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2016 and 2015 are as follows, Continued:

(*1)	Operating expenses and others include ~~W~~ 203,635 million of dividends paid by the Company.
(*2)	Operating revenue and others include ~~W~~2,489 million of dividends received.
(*3)	Operating revenue and others include ~~W~~5,504 million of dividends received.
(*4)	Operating revenue and others include ~~W~~7,700 million of dividends received.
(*5)	Operating revenue and others include ~~W~~73,050 million of dividends received.
(*6)	Operating revenue and others include ~~W~~6,082 million of dividends received from Korea IT Fund.
(*7)	Operating expenses and others include ~~W~~589,587 million paid to PS&Marketing Corporation relating to purchase of accounts receivables from the sale of handsets.

48

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

28.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2016 and 2015 are as follows, Continued:

(In millions of won)		2015
		Operating revenue and others			Operating expense and others		Acquisition of property and equipment		Loans
Scope	Company	Three- month period ended Sep. 30		Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co.,Ltd.)(*1)	~~W~~	2,191	4,217	88,561	210,247	28,082	91,524	—	—

	SK Holdings Co., Ltd. (formerly, SK Holdings Co., Ltd.)(*2,3)		22	369	22,617	207,193	—	—	—	—

			2,213	4,586	111,178	417,440	28,082	91,524	—	—

Subsidiaries	SK Broadband Co., Ltd.		30,982	95,360	143,012	403,911	12,803	14,803	—	—

	PS&Marketing Corporation		2,871	8,492	204,378	620,406	424	739	—	—

	Network O&S Co., Ltd.		1,848	3,407	53,141	132,814	4,784	4,784	—	—

	SK Planet Co., Ltd(*4)		150,893	178,076	138,112	404,855	5,258	6,978	—	—

	SK Telink Co., Ltd.		16,145	46,441	5,347	18,854	5	5	—	—
	Service Ace Co., Ltd.		1,907	5,712	41,449	116,855	—	—	—	—
	Service Top Co., Ltd.		2,138	6,259	41,087	119,209	—	—	—	—
	Others		2,756	8,991	10,568	25,608	97	247	—	—

			209,540	352,738	637,094	1,842,512	23,371	27,556	—	—

Associates	F&U Credit information Co., Ltd.		404	1,257	10,124	30,842	—	—	—	—

	HappyNarae Co., Ltd.		33	67	518	2,273	2,192	4,835	—	—

	SK hynix Inc.(*5)		1,514	49,712	36	2,235	—	—	—	—
	SK Wyverns Baseball Club Co., Ltd.		280	841	2,002	12,910	—	—	—	—
	KEB HanaCard Co., Ltd.		5,325	16,175	3,958	12,181	—	—	—	—
	Others(*6)		16	2,560	1,010	4,447	—	11	—	500

			7,572	70,612	17,648	64,888	2,192	4,846	—	500

Other	SK Engineering & Construction Co., Ltd.		1,223	5,361	9,577	18,167	59,346	142,961	—	—

	SK Networks Co., Ltd.		1,201	5,647	3,894	12,170	—	—	—	—

	SK Networks service Co., Ltd.		2,773	7,504	13,083	30,243	1,418	1,845	—	—
	SK Telesys Co., Ltd.		38	133	1,984	5,838	19,843	67,791	—	—

	Others		5,086	11,417	8,598	21,332	1,996	3,878	—	—

			10,321	30,062	37,136	87,750	82,603	216,475	—	—

Total		~~W~~	229,646	457,998	803,056	2,412,590	136,248	340,401	—	500

49

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

28.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2016 and 2015 are as follows, Continued:

(*1)	On August 1, 2015, SK C&C Co., Ltd., the Ultimate Controlling Entity’s equity method investee, merged with SK Holdings Co., Ltd. the ultimate controlling entity of the Company, and changed its name to SK, Holdings Co., Ltd.
(*2)	These relates to transactions occurred until July 31, 2015 before the merger with SK C&C Co., Ltd.
(*3)	Operating expense and others include ~~W~~ 191,416 million of dividends paid by the Company.
(*4)	Operating revenue and others include ~~W~~ 140,834 million of dividend recognized due to the declaration of dividend in kind of SK Planet Co., Ltd., a subsidiary of the Company.
(*5)	Operating revenue and others include ~~W~~ 43,830 million of dividends received from SK hynix Inc.
(*6)	Operating revenue and others include ~~W~~ 2,103 million and ~~W~~ 227 million of dividends received from Korea IT Fund and UniSK, respectively.

50

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

28.	Transactions with Related Parties, Continued

(4)	Account balances as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
		September 30, 2016
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable - trade and others	Accounts payable – trade and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	423	34,478
Subsidiaries	SK Broadband Co., Ltd.		—	2,254	26,385
	PS&Marketing Corporation		—	122	93,786
	Network O&S Co., Ltd.		—	25	20,930
	SK Planet Co., Ltd.		—	4,046	21,918
	SK Telink Co., Ltd.		—	9,674	3,797
	Service Ace Co., Ltd.		—	—	22,478
	Service Top Co., Ltd.		—	—	23,252
	SK techx Co., Ltd		—	243	8,464
	One Store Co., Ltd		—	—	17,942
	Others(*)		—	8,800	24,360

			—	25,164	263,312

Associates	HappyNarae Co., Ltd.		—	—	3,914
	SK hynix Inc.		—	4,917	—
	SK Wyverns Baseball Club Co., Ltd.		1,017	108	—
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,147	8,114	—
	KEB HanaCard Co., Ltd.		—	1,595	5,069
	Others		—	21	1,704

			23,164	53,167	10,687

Other	SK Engineering and Construction Co., Ltd.		—	195	—
	SK Networks Co., Ltd.		—	513	1,285
	SK Networks Services Co., Ltd.		—	—	4,804
	SK Telesys Co., Ltd.		—	412	1,863
	SK Innovation Co., Ltd.		—	1,966	155
	SK TNS Co., Ltd.		—	—	23,778
	Others		—	552	4,585

			—	3,638	36,470

		~~W~~	23,164	82,392	344,947

(*)	The convertible bonds amounting to ~~W~~6,163 million are included in accounts receivable - trade and others.

51

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

28.	Transactions with Related Parties, Continued

(4)	Account balances as of September 30, 2016 and December 31, 2015 are as follows, Continued:

(In millions of won)
		December 31, 2015
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable - trade and others	Accounts payable – trade and others
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.)(*)	~~W~~	—	1,100	107,995
Subsidiaries	SK Broadband Co., Ltd.		—	2,160	24,847
	PS&Marketing Corporation		—	614	62,592
	Network O&S Co., Ltd.		—	665	33,658
	SK Planet Co., Ltd.		—	6,722	36,874
	SK Telink Co., Ltd.		—	10,026	3,068
	Service Ace Co., Ltd.		—	—	20,684
	Service Top Co., Ltd.		—	63	21,772
	Others		—	4,722	17,116

			—	24,972	220,611

Associates	HappyNarae Co., Ltd.		—	—	4,987
	SK hynix Inc.		—	4,360	155
	SK Wyverns Baseball Club Co., Ltd.		1,017	4,502	—
	Wave City Development Co., Ltd.		1,890	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,771	7,262
	Others		—	74	1,838

			25,054	49,119	14,242

Other	SK Engineering and Construction Co., Ltd.		—	648	14,877
	SK Networks Co., Ltd.		—	656	924
	SK Networks Services Co., Ltd.		—	—	8,963
	SK Telesys Co., Ltd.		—	117	3,585
	SK Innovation Co., Ltd.		—	2,133	292
	SK TNS Co., Ltd.		—	—	29,252
	Others		—	2,581	9,941

			—	6,135	67,834

		~~W~~	25,054	81,326	410,682

(*)	On August 1, 2015, SK C&C Co., Ltd., the Ultimate Controlling Entity’s investor, merged SK Holdings Co., Ltd., the ultimate controlling entity of the Company, and changed its name to SK Holdings Co., Ltd.

(5)	The Company made additional investments in subsidiaries, associates and joint ventures during the nine-month period ended September 30, 2016 as presented in Note 7.

52

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

29.	Sale and Leaseback

For the year ended December 31, 2012, the Company disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. These sale and leaseback transactions were accounted as operating leases.

The Company recognized lease payment of ~~W~~11,074 million and ~~W~~10,904 million, respectively, in relation to the operating lease agreements and lease revenue of ~~W~~6,811 million and ~~W~~7,155 million, respectively, in relation to sublease agreements for the nine-month periods ended September 30, 2016 and 2015. Future lease payments and revenue from the operating lease agreements and sublease agreements are as follows:

(In millions of won)
	Lease payments		Revenue
Less than 1 year	~~W~~	15,312	9,105
1~5 years		52,431	25,823
More than 5 years		17,374	7,849

	~~W~~	85,117	42,777

53

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

30.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2016		September 30, 2015
Interest income	~~W~~	(21,862)	(15,946)
Gain on disposal of accounts receivable - trade		(12,708)	—
Dividends		(113,024)	(200,046)
Gain on foreign currency translation		(43)	(1,769)
Gain relating to financial liabilities at fair value through profit or loss		(1,225)	(5,188)
Gain on disposal of long-term investment securities		(4,227)	(2,828)
Gain on valuation of derivatives		(4,708)	(4,633)
Gain on disposal of property and equipment and intangible assets		(2,533)	(2,075)
Other income		(758)	(168)
Interest expenses		178,747	181,266
Loss on foreign currency translation		1,860	8
Loss on disposal of long-term investments securities		152	2
Loss on settlement of derivatives		1,837	4,517
Loss relating to financial assets at fair value through profit or loss		910	—
Loss relating to financial liabilities at fair value through profit or loss		—	4,850
Other finance costs		815	37,407
Bad debt for accounts receivable - trade		14,198	27,735
Bad debt for accounts receivable - other		7,609	7,572
Loss relating to investments in subsidiaries, associates and joint ventures		47,618	3,819
Depreciation and amortization		1,731,890	1,689,428
Loss on disposal of property and equipment and intangible assets		28,050	13,396
Retirement benefit expenses		28,197	26,474
Income tax expense		261,246	299,603
Other expenses		15,890	4,418

	~~W~~	2,157,931	2,067,842

54

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

30.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2016		September 30, 2015
Accounts receivable – trade	~~W~~	(86,273)	(104,537)
Accounts receivable – other		(471,450)	(23,889)
Advance payments		18,666	(27,826)
Prepaid expenses		(9,956)	(2,215)
Inventories		5,244	(15,742)
Long-term receivables - other		(226,168)	—
Long-term prepaid expenses		2,532	(98)
Guarantee deposits		(3,104)	(9,376)
Accounts payable – other		87,258	(182,128)
Advanced receipts		11,977	10,511
Withholdings		147,039	57,277
Deposits received		3,189	(7,256)
Accrued expenses		68,874	(154,137)
Unearned revenue		(9,598)	(88,191)
Provisions		(1,188)	(11,892)
Long-term provisions		—	(6,907)
Plan assets		(15,234)	(4,883)
Retirement benefit payment		(4,192)	(22,194)
Others		(72)	1,357

	~~W~~	(482,456)	(592,126)

(3)	Significant non-cash transactions for the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2016		September 30, 2015
Increase(decrease) of accounts payable - other related to acquisition of property and equipment and intangible assets	~~W~~	839,033	(165,657)

55

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

31.	Commitments

(1)	Accounts receivables from the sale of handsets

The agents of the Company sell handsets to our subscribers on an installment basis. During the nine-month period ended September 30, 2016, the Company entered into comprehensive agreement to purchase the accounts receivables from the handset sales with agents and to transfer the accounts receivables from the handset sales to a Special Purpose Company, respectively.

The accounts receivables from the sale of handsets amounting to ~~W~~714,074 million as of September 30, 2016, which the Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable- other.

(2)	Frequency usage rights

During the nine-month period ended September 30, 2016, the Company secured bandwidth blocs in the 2.6 GHz band for ~~W~~ 1,330,100 million at the spectrum auction held by the Ministry of Science, ICT and Future Planning (MSIP) of Korea. The Company acquired the ownership of frequency usage rights for 2.6 GHz band and made the initial payment in accordance with the terms of the agreement in August 2016. The remaining consideration will be paid on an annual installment basis for 10 years from March 2017.

56

SK TELECOM CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2016 and 2015

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the condensed consolidated statement of financial position as of September 30, 2016, the related condensed consolidated statements of income and comprehensive income for the three and nine-month periods ended September 30, 2016 and 2015, the condensed consolidated statements of changes in equity and cash flows for the nine-month periods ended September 30, 2016 and 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Other matters

The consolidated statement of financial position of the Group as of December 31, 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 23, 2016, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2015, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 4, 2016

This report is effective as of November 4, 2016, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position

As of September 30, 2016 and December 31, 2015

(In millions of won)	Note	September 30, 2016		December 31, 2015
Assets:
Current Assets:
Cash and cash equivalents	31,32	~~W~~	859,222	768,922
Short-term financial instruments	5,31,32,34		523,245	691,090
Short-term investment securities	8,31,32		202,513	92,262
Accounts receivable – trade, net	6,31,32,33		2,324,873	2,344,867
Short-term loans, net	6,31,32,33		65,702	53,895
Accounts receivable – other, net	6,31,32,33,34		1,255,813	673,739
Prepaid expenses			166,235	151,978
Inventories, net	7		274,047	273,556
Advanced payments and other	6,8,31,32		106,007	109,933

Total Current Assets			5,777,657	5,160,242

Non-Current Assets:
Long-term financial instruments	5,31,32,34		10,638	10,623
Long-term investment securities	8,31,32		1,073,976	1,207,226
Investments in associates and joint ventures	10		6,962,193	6,896,293
Property and equipment, net	11,33,34		9,790,522	10,371,256
Investment property, net	12		8,214	15,071
Goodwill	13		1,902,478	1,908,590
Intangible assets, net	14		3,198,834	2,304,784
Long-term loans, net	6,31,32,33		88,480	62,454
Long-term accounts receivable - other	6,31,32,34		228,686	2,420
Long-term prepaid expenses	34		82,448	76,034
Guarantee deposits	6,31,32,33		301,998	297,281
Long-term derivative financial assets	20,31,32		47,660	166,399
Deferred tax assets	29		15,697	17,257
Other non-current assets	6,31,32		66,224	85,457

Total Non-Current Assets			23,778,048	23,421,145

Total Assets		~~W~~	29,555,705	28,581,387

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position, Continued

As of September 30, 2016 and December 31, 2015

(In millions of won)	Note	September 30, 2016		December 31, 2015
Liabilities and Shareholders’ Equity:
Current Liabilities:
Short-term borrowings	15,31,32	~~W~~	827	260,000
Current installments of long-term debt, net	15,31,32		682,640	703,087
Current installments of finance lease liabilities	31,32		—	26
Current installments of long-term payables – other	16,31,32,34		215,769	120,185
Accounts payable - trade	31,32,33		306,722	279,782
Accounts payable - other	31,32,33		1,191,608	1,323,434
Withholdings	31,32		1,081,402	865,327
Accrued expenses	31,32		1,162,960	920,739
Income tax payable	29		344,338	381,794
Unearned revenue			190,037	224,233
Derivative financial liabilities	20,31,32		33,808	—
Provisions	17		38,024	40,988
Receipts in advance			145,022	136,844
Other current liabilities			51	54

Total Current Liabilities			5,393,208	5,256,493

Non-Current Liabilities:
Debentures, excluding current installments, net	15,31,32		6,393,588	6,439,147
Long-term borrowings, excluding current installments, net	15,31,32		95,901	121,553
Long-term payables – other	16,31,32,34		1,303,535	581,697
Long-term unearned revenue			2,600	2,842
Defined benefit liabilities	19		150,773	98,856
Long-term derivative financial liabilities	20,31,32		106,607	89,296
Long-term provisions	17		36,951	29,217
Deferred tax liabilities	29		482,177	538,114
Other non-current liabilities	31,32		46,178	50,076

Total Non-Current Liabilities			8,618,310	7,950,798

Total Liabilities			14,011,518	13,207,291

Shareholders’ Equity
Share capital	1,21		44,639	44,639
Capital surplus and others	21,22,23		192,098	189,510
Retained earnings	24		15,469,391	15,007,627
Reserves	25		(328,654)	9,303

Equity attributable to owners of the Parent Company			15,377,474	15,251,079
Non-controlling interests			166,713	123,017

Total Shareholders’ Equity			15,544,187	15,374,096

Total Liabilities and Shareholders’ Equity		~~W~~	29,555,705	28,581,387

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Income

For the three and nine-month periods ended September 30, 2016 and 2015

(In millions of won except for per share data)		September 30, 2016			September 30, 2015
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Operating revenue:	4,33
Revenue		~~W~~	4,243,804	12,739,556	4,261,360	12,757,385

Operating expenses:	33
Labor			448,799	1,391,385	426,408	1,445,270
Commissions			1,314,583	3,965,062	1,274,460	3,883,758
Depreciation and amortization	4		733,040	2,169,642	719,126	2,115,573
Network interconnection			264,460	783,816	236,009	710,118
Leased line			91,472	302,443	97,257	293,647
Advertising			103,897	299,476	92,928	290,366
Rent			130,104	388,905	125,224	364,712
Cost of products that have been resold			417,394	1,295,574	477,432	1,418,282
Others	26		315,757	909,464	321,888	929,505

			3,819,506	11,505,767	3,770,732	11,451,231

Operating income	4		424,298	1,233,789	490,628	1,306,154

Finance income	4,28		34,933	411,337	31,813	93,115
Finance costs	4,28		(89,509)	(241,447)	(88,242)	(259,282)
Gains relating to investments in associates and joint ventures, net	4,10		112,005	228,813	173,955	626,278
Other non-operating income	4,27		12,125	53,449	4,643	20,006
Other non-operating expenses	4,27		(62,679)	(153,894)	(57,955)	(155,824)

Profit before income tax	4		431,173	1,532,047	554,842	1,630,447

Income tax expense	29		109,060	346,646	173,045	408,015

Profit for the period		~~W~~	322,113	1,185,401	381,797	1,222,432

Attributable to :
Owners of the Parent Company		~~W~~	325,102	1,187,084	382,251	1,222,585
Non-controlling interests			(2,989)	(1,683)	(454)	(153)

Earnings per share	30
Basic and diluted earnings per share (in won)		~~W~~	4,604	16,693	5,263	16,949

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income

For the three and nine-month periods ended September 30, 2016 and 2015

(In millions of won)		September 30, 2016			September 30, 2015
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Profit for the period		~~W~~	322,113	1,185,401	381,797	1,222,432

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	19		678	(10,959)	(4,472)	(7,564)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	25		30,903	(159,646)	(62,971)	(9,923)
Net change in other comprehensive income of investments in associates and joint ventures	25		(96,142)	(127,296)	24,463	52,343
Net change in unrealized fair value of derivatives	20,25		(8,420)	(14,349)	5,427	(15,246)
Foreign currency translations differences for foreign operations	25		(27,534)	(41,423)	30,790	40,208

Other comprehensive income (loss) for the period, net of taxes			(100,515)	(353,673)	(6,763)	59,818

Total comprehensive income		~~W~~	221,598	831,728	375,034	1,282,250

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	229,550	838,319	374,872	1,279,604
Non-controlling interests			(7,952)	(6,591)	162	2,646

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

For the nine-month periods ended September 30, 2016 and 2015

(In millions of won)

	Controlling Interest						Non- controlling interests	Total equity
	Share capital		Capital surplus (deficit) and others	Retained earnings	Reserves	Sub-total
Balance at January 1, 2015	~~W~~	44,639	277,998	14,188,591	(4,489)	14,506,739	741,531	15,248,270
Total comprehensive income:
Profit for the period		—	—	1,222,585	—	1,222,585	(153)	1,222,432
Other comprehensive income (loss)		—	—	(6,477)	63,496	57,019	2,799	59,818

		—	—	1,216,108	63,496	1,279,604	2,646	1,282,250

Transactions with owners:
Cash dividends		—	—	(668,494)	—	(668,494)	(143)	(668,637)
Interest on hybrid bond		—	—	(8,420)	—	(8,420)	—	(8,420)
Treasury stocks		—	425,744	—	—	425,744	—	425,744
Changes in consolidation scope		—	—	—	—	—	(5,226)	(5,226)
Changes in ownership in subsidiaries		—	(27,508)	(832)	(3,286)	(31,626)	(608,585)	(640,211)

		—	398,236	(677,746)	(3,286)	(282,796)	(613,954)	(896,750)

Balance at September 30, 2015	~~W~~	44,639	676,234	14,726,953	55,721	15,503,547	130,223	15,633,770

Balance at January 1, 2016	~~W~~	44,639	189,510	15,007,627	9,303	15,251,079	123,017	15,374,096
Total comprehensive income:
Profit for the period		—	—	1,187,084	—	1,187,084	(1,683)	1,185,401
Other comprehensive loss		—	—	(10,808)	(337,957)	(348,765)	(4,908)	(353,673)

		—	—	1,176,276	(337,957)	838,319	(6,591)	831,728

Transactions with owners:
Cash dividends		—	—	(706,092)	—	(706,092)	(300)	(706,392)
Interest on hybrid bond		—	—	(8,420)	—	(8,420)	—	(8,420)
Changes in ownership in subsidiaries		—	2,588	—	—	2,588	50,587	53,175

		—	2,588	(714,512)	—	(711,924)	50,287	(661,637)

Balance at September 30, 2016	~~W~~	44,639	192,098	15,469,391	(328,654)	15,377,474	166,713	15,544,187

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

For the nine-month periods ended September 30, 2016 and 2015

(In millions of won)	Note	September 30, 2016		September 30, 2015
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	1,185,401	1,222,432
Adjustments for income and expenses	35		2,410,078	2,361,343
Changes in assets and liabilities related to operating activities	35		(478,564)	(693,307)

Sub-total			3,116,915	2,890,468
Interest received			38,040	32,386
Dividends received			97,336	62,231
Interest paid			(174,812)	(202,508)
Income tax paid			(367,200)	(138,634)

Net cash provided by operating activities			2,710,279	2,643,943

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			175,346	16,366
Decrease in short-term investment securities, net			—	60,158
Collection of short-term loans			142,048	343,472
Decrease in long-term financial instruments			27	6,764
Proceeds from disposal of long-term investment securities			249,481	118,199
Proceeds from disposal of investments in associates and joint ventures			45,908	187,791
Proceeds from disposal of property and equipment			14,200	26,612
Proceeds from disposal of intangible assets			10,487	2,005
Proceeds from disposal of assets held for sale			—	1,007
Collection of long-term loans			1,327	1,772
Decrease in deposits			13,421	13,670
Proceeds from disposal of other non-current assets			257	2,783
Increase in cash due to acquisition of subsidiaries			—	10,148
Receipt of government grants			300	—

Sub-total			652,802	790,747
Cash outflows for investing activities:
Increase in short-term investment securities, net			(110,000)	—
Increase in short-term loans			(150,054)	(302,676)
Increase in long-term loans			(30,857)	(15,706)
Increase in long-term financial instruments			(237)	(10,007)
Acquisition of long-term investment securities			(27,741)	(214,458)
Acquisition of investments in associates and joint ventures			(101,901)	(47,825)
Acquisition of property and equipment			(1,431,744)	(1,724,586)
Acquisition of intangible assets			(407,031)	(61,098)
Increase in deposits			(10,882)	(11,247)
Increase in other non-current assets			(763)	—
Acquisition of businesses, net of cash acquired			(4,498)	(13,957)

Sub-total			(2,275,708)	(2,401,560)

Net cash used in investing activities		~~W~~	(1,622,906)	(1,610,813)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2016 and 2015

(In millions of won)	September 30, 2016		September 30, 2015
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net	~~W~~	—	28,400
Proceeds from issuance of debentures		607,474	946,330
Cash inflows from settlement of derivatives		—	361
Cash inflows related to equity interest transactions		49,060	—

Sub-total		656,534	975,091
Cash outflows for financing activities:
Decrease in short-term borrowings, net		(259,173)	—
Repayments of long-term account payables-other		(122,062)	(191,018)
Repayments of debentures		(530,000)	(480,000)
Repayments of long-term borrowings		(21,681)	(13,489)
Cash outflows from settlement of derivatives		(144)	(475)
Payments of finance lease liabilities		(26)	(2,698)
Payments of dividends		(706,092)	(668,494)
Payments of interest on hybrid bond		(8,420)	(8,420)
Cash outflows related to equity interest transactions		—	(218,178)

Sub-total		(1,647,598)	(1,582,772)

Net cash used in financing activities		(991,064)	(607,681)

Net increase in cash and cash equivalents		96,309	425,449
Cash and cash equivalents at beginning of the period		768,922	834,429
Effects of exchange rate changes on cash and cash equivalents		(6,009)	3,870

Cash and cash equivalents at end of the period	~~W~~	859,222	1,263,748

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The Head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of September 30, 2016, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service, other institutional investors and other minority stockholders	50,245,708	62.23
Treasury stock	10,136,551	12.55

	80,745,711	100.00

These condensed consolidated interim financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individuals as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2)	List of subsidiaries

The list of subsidiaries as of September 30, 2016 and December 31, 2015 is as follows:

			Ownership (%)
Subsidiary	Location	Primary business	September 30, 2016	December 31, 2015
SK Telink Co., Ltd.	Korea	Telecommunication and MVNO(Mobile Virtual Network Operator) service	83.5	83.5
M&Service Co., Ltd.(*8)	Korea	Database and internet website service	100.0	100.0
SK Communications Co., Ltd.	Korea	Internet website services	64.5	64.5
Stonebridge Cinema Fund	Korea	Investment	55.2	55.2
Commerce Planet Co., Ltd.(*7)	Korea	Online shopping mall operation agency	—	100.0
SK Broadband Co., Ltd.(*1)	Korea	Telecommunication services	100.0	100.0
K-net Culture and Contents Venture Fund	Korea	Investment	59.0	59.0
Fitech Focus Limited Partnership II	Korea	Investment	66.7	66.7
Open Innovation Fund	Korea	Investment	98.9	98.9
PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
Service Ace Co., Ltd.	Korea	Customer center management service	100.0	100.0
Service Top Co., Ltd.	Korea	Customer center management service	100.0	100.0
Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of September 30, 2016 and December 31, 2015 is as follows, Continued:

			Ownership (%)
Subsidiary	Location	Primary business	September 30, 2016	December 31, 2015
SK Planet Co., Ltd.(*6)	Korea	Telecommunication service	98.1	100.0
Neosnetworks Co.,Ltd.(*2)	Korea	Security systems service	83.9	83.9
IRIVER LIMITED(*3)	Korea	Manufacturing digital audio players and other portable media devices.	48.9	49.0
iriver Enterprise Ltd.(*9)	Hong Kong	Management of Chinese subsidiaries	100.0	100.0
iriver America Inc. (*9)	USA	Marketing and sales in North America	100.0	100.0
iriver Inc. (*9)	USA	Marketing and sales in North America	100.0	100.0
iriver China Co., Ltd. (*9)	China	Sales and manufacturing MP3 and 4 in China	100.0	100.0
Dongguan iriver Electronics Co., Ltd. (*9)	China	Sales and manufacturing e-book in China	100.0	100.0
groovers Japan Co., Ltd. (*9)	Japan	Digital music contents sourcing and distribution service	100.0	100.0
SK Telecom China Holdings Co., Ltd.	China	Investment	100.0	100.0
SK Global Healthcare Business Group., Ltd.	Hong Kong	Investment	100.0	100.0
SK Planet Japan, K. K.(*8)	Japan	Digital contents sourcing service	100.0	100.0
SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
SK Planet Global PTE. Ltd. (*8)	Singapore	Digital contents sourcing service	100.0	100.0
SKP GLOBAL HOLDINGS PTE. LTD.(*8)	Singapore	Investment	100.0	100.0
SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
SKP America LLC. (*8)	USA	Digital contents sourcing service	100.0	100.0
YTK Investment Ltd.	Cayman	Investment	100.0	100.0
Atlas Investment	Cayman	Investment	100.0	100.0
SK Telecom Innovation Fund, L.P. (formerly, Technology Innovation Partners, LP.) (*5)	USA	Investment	100.0	100.0
SK Telecom China Fund I L.P.	Cayman	Investment	100.0	100.0
Entrix Co., Ltd.	Korea	Cloud streaming services	100.0	100.0
SK techx Co., Ltd.(*7)	Korea	System software development and supply	100.0	—
One Store Co., Ltd.(*7)	Korea	Telecommunication service	65.5	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of September 30, 2016 and December 31, 2015 is as follows, Continued:

			Ownership (%)
Subsidiary	Location	Primary business	September 30, 2016	December 31, 2015
shopkick Management Company, Inc.(*4,8)	USA	Investment	100.0	95.2
shopkick, Inc. (*8)	USA	Mileage-based online transaction application development	100.0	100.0
Planet11 E-commerce Solutions India Pvt. Ltd.(*7,8)	India	Electronic commerce platform service	100.0	—
11street (Thailand) Co., Ltd. (*7,8)	Thailand	Electronic commerce	100.0	—

(*1)	On November 2, 2015, the board of directors of the Parent Company entered into a share purchase agreement to acquire 30%(23,234,060 shares) of the issued and outstanding common shares of CJ Hello Vision Co., Ltd. (“CJ Hello Vision”) from CJ O Shopping Co., Ltd. (“CJ O Shopping”) for an aggregate purchase price of ~~W~~500,000 million. The agreement stated government’s approval as prerequisite.

On November 2, 2015, the board of directors of SK Broadband Co., Ltd. (“SK Broadband”), a subsidiary of the Parent Company, approved the merger of SK Broadband into CJ Hello Vision, and then SK Broadband entered into a merger agreement with CJ Hello Vision with government’s approval as prerequisite.

After the announcement of disapproval of proposed takeover of CJ Hello Vision by the Fair Trade Commission (FTC) on July 18, 2016, the Parent Company announced the revocation of share purchase agreement to CJ O Shopping while SK Broadband withdrew from merger agreement with CJ Hello Vision on July 25, 2016 as execution of the share purchase agreement with CJ O Shopping and merger agreement between SK Broadband and CJ Hello Vision became objectively impossible.

(*2)	Due to the shareholders’ agreement which grants put option to the non-controlling shareholders, this entity is consolidated as a wholly owned subsidiary in the consolidated financial statements.
(*3)	Although the Group has less than 50% of the voting rights of IRIVER LIMITED, the Group is considered to have control over IRIVER LIMITED since the Group holds significantly more voting rights than any other vote holder or organized group of vote holders, and the other shareholdings are widely dispersed.
(*4)	During the nine-month period ended September 30, 2016, the Group acquired all of the non-controlling interests in shopkick Management Company, Inc.
(*5)	Changed its name to SK Telecom Innovation Fund, L.P. during the nine-month period ended September 30, 2016.
(*6)	The ownership interest changed due to the shares issued to employee stock ownership association by SK Planet Co., Ltd. during the nine-month period ended September 30, 2016.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of September 30, 2016 and December 31, 2015 is as follows, Continued:

(*7)	Changes in subsidiaries are explained in Note 1-(4).
(*8)	The ownership interest owned by SK Planet Co., Ltd.
(*9)	The ownership interest owned by IRIVER LIMITED.

(3)	Condensed financial information of subsidiaries

Condensed financial information of subsidiaries as of and for the nine-month period ended September 30, 2016 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	350,913	103,939	246,974	309,427	54,596
M&Service Co., Ltd.		96,647	47,601	49,046	121,327	3,427
SK Communications Co., Ltd.		139,911	30,079	109,832	44,345	(7,683)
SK Broadband Co., Ltd.		3,314,417	2,173,306	1,141,111	2,173,052	17,216
PS&Marketing Corporation		542,002	329,037	212,965	1,187,840	3,757
Service Ace Co., Ltd.		68,786	41,317	27,469	149,018	3,271
Service Top Co., Ltd.		60,506	41,020	19,486	140,643	4,075
Network O&S Co., Ltd.		63,748	29,246	34,502	154,165	4,968
SK Planet Co., Ltd.(*1)		1,978,957	753,330	1,225,627	886,138	94,457
IRIVER LIMITED(*2)		56,626	15,092	41,534	40,837	(6,454)
SKP America LLC.		385,930	3	385,927	—	1,065
SK techx Co., Ltd.		217,711	51,006	166,705	136,336	32,816
One Store Co., Ltd.		148,940	46,330	102,610	68,933	(11,584)
shopkick Management Company, Inc.		309,168	—	309,168	—	(85)
shopkick, Inc.		22,593	33,955	(11,362)	27,707	(29,445)

(*1)	The condensed financial information of SK Planet Co., Ltd. includes pre-merger income and expenses of Commerce Planet Co., Ltd. prior to the merger date of February 1, 2016.
(*2)	The condensed financial information of IRIVER LIMITED includes financial information of iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., Dongguan iriver Electronics Co., Ltd. and groovers Japan Co., Ltd., subsidiaries of IRIVER LIMITED.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of subsidiaries as of and for the year ended December 31, 2015 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	309,955	113,878	196,077	431,368	55,781
M&Service Co., Ltd.		89,452	42,414	47,038	143,255	5,549
SK Communications Co., Ltd.		152,496	35,014	117,482	80,147	(14,826)
SK Broadband Co., Ltd.		3,291,707	2,170,484	1,121,223	2,731,344	10,832
PS&Marketing Corporation		509,580	300,364	209,216	1,791,944	4,835
Service Ace Co., Ltd.		65,424	34,240	31,184	206,338	2,778
Service Top Co., Ltd.		61,897	38,482	23,415	197,092	4,396
Network O&S Co., Ltd.		77,426	48,069	29,357	210,676	6,466
SK Planet Co., Ltd.		2,406,988	784,631	1,622,357	1,624,630	(75,111)
IRIVER LIMITED(*)		60,434	12,377	48,057	55,637	635
SKP America LLC.		380,141	—	380,141	—	791
Entrix Co., Ltd.		30,876	3,186	27,690	4,895	(1,826)
shopkick Management Company, Inc.		306,248	7	306,241	7	(2,455)
shopkick, Inc.		25,388	32,243	(6,855)	33,851	(52,390)

(*)	The condensed financial information of IRIVER LIMITED includes financial information of iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., Dongguan iriver Electronics Co., Ltd. and groovers Japan Co., Ltd., subsidiaries of IRIVER LIMITED.

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the nine-month period ended September 30, 2016 is as follows:

Subsidiary	Reason
SK techx Co., Ltd.	Established by spin-off from SK Planet Co., Ltd., a subsidiary of the Parent Company.

One Store Co., Ltd.	Established by spin-off from SK Planet Co., Ltd., a subsidiary of the Parent Company.

Planet11 E-commerce Solutions India Pvt. Ltd.	Acquired by SK Planet Co., Ltd., a subsidiary of the Parent Company.

11street (Thailand) Co., Ltd.	Established from SK Planet Co., Ltd., a subsidiary of the Parent Company.

The following subsidiary was excluded from the Group during the nine-month period ended September 30, 2016:

Subsidiary	Reason
Commerce Planet Co., Ltd.	Merged into SK Planet Co., Ltd., a subsidiary of the Parent Company

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

1.	Reporting Entity, Continued

(5)	The information of significant non-controlling interests of the Group as of and for the nine-month period ended September 30, 2016, and as of and for the year ended December 31, 2015 is as follows. There were no dividends paid during the nine-month period ended September 30, 2016 and the year ended December 31, 2015 by the subsidiary of which non-controlling interests are significant.

(In millions of won)	September 30, 2016
	SK Communications Co., Ltd.		One Store Co., Ltd.
Ownership of non-controlling interests (%)		35.46	34.46

Current assets	~~W~~	81,161	106,247
Non-current assets		58,750	42,693
Current liabilities		(27,995)	(45,413)
Non-current liabilities		(2,084)	(917)
Net assets		109,832	102,610
Carrying amount of non-controlling interests		38,944	35,357

Revenue	~~W~~	44,345	68,933
Loss for the period		7,683	11,584
Total comprehensive loss		7,658	11,596
Loss attributable to non-controlling interests		2,724	3,127

Net cash provided by (used in) operating activities	~~W~~	(4,273)	73,570
Net cash provided by investing activities		19,097	9,088
Net cash used in financing activities		—	(46)
Net increase in cash and cash equivalents		14,824	82,612

(In millions of won)	December 31, 2015
	SK Communications Co., Ltd.
Ownership of non-controlling interests (%)		35.46

Current assets	~~W~~	95,662
Non-current assets		56,834
Current liabilities		(33,306)
Non-current liabilities		(1,708)
Net assets		117,482
Carrying amount of non-controlling interests		41,659

Revenue	~~W~~	80,147
Loss for the period		14,826
Total comprehensive loss		16,698
Loss attributable to non-controlling interests		5,254

Net cash used in operating activities	~~W~~	(2,706)
Net cash provided by investing activities		8,723
Net cash provided by financing activities		—
Net increase in cash and cash equivalents		6,017

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

2.	Basis of Preparation

(1)	Statement of compliance

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting, as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since December 31, 2015. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2015.

2) Fair value measurement

Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executive.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 32.

3.	Significant Accounting Policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2015.

4.	Operating Segments

The Group’s operating segments have been determined to be each business unit which provides different services and merchandise. The Group’s reportable segments are: 1) cellular services, which include cellular voice service, wireless data service and wireless internet services, and 2) fixed-line telecommunication services, which include telephone services, internet services, and leased line services. The other operating segments, which include the Group’s internet portal services and other operations, do not meet the quantitative thresholds separately to be considered reportable segments and are collectively presented as Others.

(1)	Details of the segment information as of and for the nine-month period ended September 30, 2016 are as follows:

(In millions of won)
	Cellular services		Fixed-line Telecommu- nication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	10,923,701	2,482,479	1,394,602	14,800,782	(2,061,226)	12,739,556
Inter-segment revenue		1,205,079	489,279	366,868	2,061,226	(2,061,226)	—
External revenue		9,718,622	1,993,200	1,027,734	12,739,556	—	12,739,556
Depreciation and amortization		1,661,941	411,535	96,166	2,169,642	—	2,169,642
Operating income (loss)		1,404,043	103,243	(273,497)	1,233,789	—	1,233,789
Finance income and costs, net							169,890
Gain related to investments in associates and joint ventures, net							228,813
Other non-operating income and expenses, net							(100,445)

Profit before income tax							1,532,047

Total assets		24,982,664	3,665,331	2,723,592	31,371,587	(1,815,882)	29,555,705
Total liabilities		10,590,209	2,277,245	998,337	13,865,791	145,727	14,011,518

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

4.	Operating Segments, Continued

(2)	Details of the segment information as of and for the nine-month period ended September 30, 2015 are as follows:

(In millions of won)
	Cellular Services		Fixed-line Telecommu- nication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	11,197,968	2,328,102	1,536,305	15,062,375	(2,304,990)	12,757,385
Inter-segment revenue		1,288,867	470,496	545,627	2,304,990	(2,304,990)	—
External revenue		9,909,101	1,857,606	990,678	12,757,385	—	12,757,385
Depreciation and amortization		1,616,493	394,646	104,434	2,115,573	—	2,115,573
Operating income (loss)		1,288,478	74,686	(57,010)	1,306,154	—	1,306,154
Finance income and costs, net							(166,167)
Gain related to investments in subsidiaries, associates and joint ventures, net							626,278
Other non-operating income and expense, net							(135,818)

Profit before income tax							1,630,447

Total assets		23,885,941	3,628,563	3,220,129	30,734,633	(2,175,913)	28,558,720
Total liabilities		9,545,761	2,323,767	1,098,331	12,967,859	(42,909)	12,924,950

Intersegment sales and purchases are conducted on an arms-length basis and eliminated on consolidation. The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the nine-month periods ended September 30, 2016 and 2015.

5.	Restricted Deposits

Deposits which are restricted in use as of September 30, 2016 and December 31, 2015 are summarized as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Short-term financial instruments(*)	~~W~~	80,278	82,469
Long-term financial instruments(*)		10,636	10,596

	~~W~~	90,914	93,065

(*)	Financial instruments include charitable trust fund established by the Group. Profits from the fund are donated to charitable institutions. As of September 30, 2016, the funds cannot be withdrawn.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)	September 30, 2016
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~	2,585,619	(260,746)	2,324,873
Short-term loans		66,299	(597)	65,702
Accounts receivable - other		1,339,044	(83,231)	1,255,813
Accrued income		12,676	—	12,676
Others		1,807	—	1,807

		4,005,445	(344,574)	3,660,871
Non-current assets:
Long-term loans		112,888	(24,408)	88,480
Long-term accounts receivable - other		228,686	—	228,686
Guarantee deposits		301,998	—	301,998
Long-term accounts receivable - trade		23,890	(477)	23,413

		667,462	(24,885)	642,577

	~~W~~	4,672,907	(369,459)	4,303,448

(In millions of won)	December 31, 2015
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~	2,583,558	(238,691)	2,344,867
Short-term loans		54,377	(482)	53,895
Accounts receivable - other		752,731	(78,992)	673,739
Accrued income		10,753	—	10,753
Others		1,861	—	1,861

		3,403,280	(318,165)	3,085,115
Non-current assets:
Long-term loans		87,501	(25,047)	62,454
Long-term accounts receivable - other		2,420	—	2,420
Guarantee deposits		297,281	—	297,281
Long-term accounts receivable - trade		46,047	(804)	45,243

		433,249	(25,851)	407,398

	~~W~~	3,836,529	(344,016)	3,492,513

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

6.	Trade and Other Receivables, Continued

(2)	Changes in allowances for doubtful accounts of trade and other receivables during the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2016		September 30, 2015
Balance at January 1	~~W~~	344,016	328,191
Increase of bad debt allowances		40,299	51,425
Write-offs		(33,360)	(58,100)
Others		18,504	21,450

Balance at September 30	~~W~~	369,459	342,966

(3)	Details of overdue but not impaired, and impaired trade and other receivables as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)	September 30, 2016			December 31, 2015
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue nor impaired	~~W~~	1,804,923	1,872,362	1,841,442	1,053,096
Overdue but not impaired		52,269	4,613	77,008	5,155
Impaired		752,317	186,423	711,155	148,673

		2,609,509	2,063,398	2,629,605	1,206,924
Allowance for doubtful accounts		(261,223)	(108,236)	(239,495)	(104,521)

	~~W~~	2,348,286	1,955,162	2,390,110	1,102,403

The Group establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)	September 30, 2016			December 31, 2015
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Less than 1 month	~~W~~	16,817	2,525	20,908	2,770
1 ~ 3 months		13,173	4	21,941	924
3 ~ 6 months		7,443	1	7,043	265
More than 6 months		14,836	2,083	27,116	1,196

	~~W~~	52,269	4,613	77,008	5,155

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

7.	Inventories

Details of inventories as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016				December 31, 2015
	Acquisition cost		Write- down	Carrying amount	Acquisition cost	Write- down	Carrying amount
Merchandise	~~W~~	243,529	(3,730)	239,799	247,294	(5,064)	242,230
Finished goods		2,306	(171)	2,135	3,530	(179)	3,351
Work in process		3,099	(197)	2,902	1,976	(149)	1,827
Raw materials and supplies		30,495	(1,284)	29,211	27,296	(1,148)	26,148

	~~W~~	279,429	(5,382)	274,047	280,096	(6,540)	273,556

8.	Investment Securities

(1)	Details of short-term investment securities as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Beneficiary certificates(*)	~~W~~	202,513	92,262

(*)	The income distributable in relation to beneficiary certificates as of September 30, 2016 were accounted for as accrued income.

(2)	Details of long-term investment securities as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Equity securities:
Marketable equity securities(*)	~~W~~	776,262	897,958
Unlisted equity securities		103,142	96,899
Equity investments		190,915	207,916

		1,070,319	1,202,773
Debt securities:
Investment bonds		3,657	4,453

	~~W~~	1,073,976	1,207,226

(*)	During the nine-month period ended September 30, 2016, the Group sold 3,793,756 shares of Loen Entertainment, Inc. to Kakao Corp. and received 1,357,376 shares of Kakao Corp. and ~~W~~218,037 million of cash in return.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

9.	Business Combinations under common control

LBS(Location based service) division and mobile phone verification services business, spun-off from SK Planet Co., Ltd., were acquired by the Parent Company during the nine-month period ended September 30, 2016. Since this is considered a business combination of entities under common control, there is no impact on the Group’s consolidated financial statements.

10.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)		September 30, 2016			December 31, 2015
	Country	Ownership percentage	Carrying amount		Ownership percentage	Carrying amount
Investments in associates:
SK China Company Ltd.(*1)	China	9.6	~~W~~	42,480	9.6	~~W~~	43,814
Korea IT Fund(*2)	Korea	63.3		260,159	63.3		260,456
KEB HanaCard Co., Ltd.(*1)	Korea	15.0		263,245	15.0		254,177
Candle Media Co., Ltd.(*3)	Korea	—		—	35.1		20,144
NanoEnTek, Inc.	Korea	28.5		41,314	28.6		45,008
SK Industrial Development China Co., Ltd.	Hong Kong	21.0		70,694	21.0		86,324
SK Technology Innovation Company	Cayman	49.0		43,078	49.0		45,891
HappyNarae Co., Ltd.	Korea	42.5		16,203	42.5		17,095
SK hynix Inc.	Korea	20.1		5,723,762	20.1		5,624,493
SK MENA Investment B.V.	Netherlands	32.1		14,022	32.1		14,929
SKY Property Mgmt. Ltd.	Virgin Island	33.0		242,748	33.0		251,166
Xinan Tianlong Science and Technology Co., Ltd.	China	49.0		25,754	49.0		25,767
Daehan Kanggun BcN Co., Ltd. and others	—	—		130,066	—		161,058

Sub-total				6,873,525			6,850,322

Investments in joint ventures:
Dogus Planet, Inc.(*4,6)	Turkey	50.0		22,443	50.0		15,118
PT. Melon Indonesia(*6)	Indonesia	49.0		5,208	49.0		4,339
Celcom Planet(*2,4,6)	Malaysia	51.0		4,228	51.0		3,406
PT XL Planet Digital(*4,6)	Indonesia	50.0		32,293	50.0		23,108
HanaSK Fintech Co., Ltd. (*5)	Korea	49.0		24,496	—		—

Sub-total				88,668			45,971

Total			~~W~~	6,962,193		~~W~~	6,896,293

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

10.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of September 30, 2016 and December 31, 2015 are as follows, Continued:

(*1)	Classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of board of directors even though the Group has less than 20% of equity interests.
(*2)	Classified as investment in associates as the Group does not have control over investments under the agreement.
(*3)	Candle Media Co., Ltd. was disposed during the nine-month period ended September 30, 2016.
(*4)	The carrying amount has been increased due to additional investment during the nine-month period ended September 30, 2016. There was no change in ownership interests after additional investment.
(*5)	The investment in HanaSK Fintech Co., Ltd., a company newly established during the nine-month period ended September 30, 2016, was classified as investment in joint venture as the Parent Company has joint control.
(*6)	The ownership interest owned by SK Planet Co., Ltd.

(2)	The market price of investments in listed associates as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won, except for share data)
	September 30, 2016				December 31, 2015
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
NanoEnTek, Inc.	~~W~~	4,850	6,960,445	33,758	7,300	6,960,445	50,811
SK hynix Inc.		40,200	146,100,000	5,873,220	30,750	146,100,000	4,492,575

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

10.	Investments in Associates and Joint Ventures, Continued

(3)	The financial information of the significant investees as of and for the nine-month period ended September 30, 2016 and as of and for the year ended December 31, 2015 are as follows:

(In millions of won)	As of and for the nine-month period ended September 30, 2016
	SK hynix Inc.		KEB HanaCard Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund
Current assets	~~W~~	8,228,379	6,619,270	165,669	160,312
Non-current assets		20,938,615	231,834	412,294	250,465
Current liabilities		2,974,255	1,182,840	14,531	—
Non-current liabilities		4,188,158	4,272,913	43,485	—
Revenue		11,840,289	1,046,372	50,398	21,629
Profit for the period		1,331,909	59,303	51,401	17,641
Other comprehensive loss		(355,501)	(524)	(75,846)	(8,506)
Total comprehensive income (loss)		976,408	58,779	(24,445)	9,135

(In millions of won)	As of and for the year ended December 31, 2015
	SK hynix Inc.		KEB HanaCard Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund
Current assets	~~W~~	9,760,030	6,228,076	176,517	152,070
Non-current assets		19,917,876	509,579	650,661	259,176
Current liabilities		4,840,698	1,103,873	242,002	—
Non-current liabilities		3,449,505	4,297,289	39,154	—
Revenue		18,797,998	1,472,830	89,161	30,875
Profit for the period		4,323,595	10,119	19,722	21,655
Other comprehensive income (loss)		40,215	(547)	(11,872)	15,651
Total comprehensive income		4,363,810	9,572	7,850	37,306

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

10.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of joint ventures as of and for the nine-month period ended September 30, 2016 and as of and for the year ended December 31, 2015 are as follows:

(In millions of won)	As of and for the nine-month period ended September 30, 2016
	Dogus Planet, Inc.		PT. Melon Indonesia	PT XL Planet Digital	Celcom Planet	HanaSK Fintech Co., Ltd.
Current assets	~~W~~	55,571	15,728	28,530	20,803	48,849
Cash and cash equivalents		54,029	3,871	23,154	18,017	48,849
Non-current assets		15,496	1,821	47,300	2,583	424
Current liabilities		26,098	6,766	10,102	15,096	1
Accounts payable, other payables and provision		3,193	3,036	4,256	8,947	1
Non-current liabilities		83	105	1,141	—	—
Revenue		34,492	19,496	7,058	4,080	—
Depreciation and amortization		(3,470)	(100)	(2,678)	(1,514)	—
Interest income		261	201	187	127	—
Interest expense		(1,901)	—	—	—	—
Income tax benefit		—	—	831	—	—
Profit (loss) for the period		(17,662)	1,873	(36,771)	(32,677)	(8)
Total comprehensive income (loss)		(15,803)	1,772	(36,771)	(32,677)	(8)

(In millions of won)	As of and for the year ended December 31, 2015
	Dogus Planet, Inc.		PT. Melon Indonesia	PT XL Planet Digital	Celcom Planet
Current assets	~~W~~	46,248	12,805	9,500	21,416
Cash and cash equivalents		8,091	4,027	5,034	19,371
Non-current assets		18,088	2,657	46,013	5,519
Current liabilities		34,022	6,416	8,583	20,257
Accounts payable, other payables and provision		4,317	3,396	3,648	5,889
Non-current liabilities		78	140	714	—
Revenue		38,944	17,094	5,536	1,647
Depreciation and amortization		(5,318)	(132)	(2,746)	(1,332)
Interest income		465	288	525	345
Income tax benefit		—	—	7,025	—
Profit (loss) for the period		(32,713)	1,853	(21,381)	(25,881)
Total comprehensive income (loss)		(32,713)	1,853	(21,381)	(25,881)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

10.	Investments in Associates and Joint Ventures, Continued

(5)	Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Goodwill	Carrying amount
Associates:
SK hynix Inc.(*1,2)	~~W~~	22,000,634	20.1	4,552,807	1,170,955	5,723,762
KEB HanaCard Co., Ltd.		1,395,351	15.0	209,303	53,942	263,245
SKY Property Mgmt. Ltd.(*1)		514,134	33.0	169,664	73,084	242,748
Korea IT Fund		410,777	63.3	260,159	—	260,159

(In millions of won)
	December 31, 2015
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Goodwill	Carrying amount
Associates:
SK hynix Inc.(*1,2)	~~W~~	21,386,863	20.1	4,425,794	1,198,699	5,624,493
KEB HanaCard Co., Ltd.		1,336,493	15.0	200,474	53,703	254,177
SKY Property Mgmt. Ltd.(*1)		537,847	33.0	177,490	73,676	251,166
Korea IT Fund		411,246	63.3	260,456	—	260,456

(*1)	Net assets of these entities represent net assets excluding their non-controlling interests.
(*2)	The ownership interest is based on the number of shares owned by the Parent Company for the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest of 20.69% which is based on the number of shares owned by the Parent Company for the total issued shares outstanding less investee’s treasury shares.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

10.	Investments in Associates and Joint Ventures, Continued

(6)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2016
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other decrease	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	43,814	—	1,788	(3,122)	—	42,480
Korea IT Fund(*)		260,456	—	11,172	(5,387)	(6,082)	260,159
KEB HanaCard Co., Ltd.		254,177	—	9,135	(67)	—	263,245
Candle Media Co., Ltd.		20,144	(19,393)	(673)	(78)	—	—
NanoEnTek, Inc.		45,008	—	(2,496)	(1,198)	—	41,314
SK Industrial Development China Co., Ltd.		86,324	—	(5,925)	(9,705)	—	70,694
SK Technology Innovation Company		45,891	—	160	(2,973)	—	43,078
HappyNarae Co., Ltd.		17,095	—	(850)	(42)	—	16,203
SK hynix Inc.(*)		5,624,493	—	246,887	(74,568)	(73,050)	5,723,762
SK MENA Investment B.V.		14,929	—	43	(950)	—	14,022
SKY Property Mgmt. Ltd.		251,166	—	15,932	(24,350)	—	242,748
Xian Tianlong Science and Technology Co., Ltd		25,767	—	(13)	—	—	25,754
Daehan Kanggun BcN Co., Ltd. and others		161,058	(21,581)	(6,265)	(1,766)	(1,380)	130,066

Sub-total		6,850,322	(40,974)	268,895	(124,206)	(80,512)	6,873,525
Investments in joint ventures:
Dogus Planet, Inc.		15,118	18,848	(8,831)	(2,692)	—	22,443
PT. Melon Indonesia		4,339	—	918	(49)	—	5,208
Celcom Planet		3,406	17,488	(16,666)	—	—	4,228
PT XL Planet Digital		23,108	27,571	(18,386)	—	—	32,293
HanaSK Fintech Co., Ltd.		—	24,500	(4)	—	—	24,496

Sub-total		45,971	88,407	(42,969)	(2,741)	—	88,668

Total	~~W~~	6,896,293	47,433	225,926	(126,947)	(80,512)	6,962,193

(*)	Dividends received from the associate are deducted from the carrying amount during the nine-month period ended September 30, 2016.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

10.	Investments in Associates and Joint Ventures, Continued

(6)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2016 and 2015 are as follows, Continued:

(In millions of won)	For the nine-month period ended September 30, 2015
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates
SK China Company Ltd.	~~W~~	35,817	—	(1,702)	4,703	—	38,818
Korea IT Fund(*)		240,676	—	5,037	(1,444)	(2,103)	242,166
KEB HanaCard Co., Ltd.		425,140	(174,475)	5,101	496	—	256,262
Candle Media Co., Ltd.		19,486	—	401	41	—	19,928
NanoEnTek, Inc.		36,527	10,000	(853)	64	—	45,738
SK Industrial Development China Co., Ltd.		79,394	—	(870)	3,620	—	82,144
Packet One Network		53,670	—	(8,714)	(565)	(44,391)	—
SK Technology Innovation Company		44,052	—	(1,991)	5,661	—	47,722
HappyNarae Co., Ltd.		15,551	—	1,270	(1)	—	16,820
SK hynix Inc.(*)		4,849,159	—	672,739	30,918	(43,830)	5,508,986
SK MENA Investment B.V.		14,015	—	4	1,193	—	15,212
SKY Property Mgmt. Ltd.		248,534	—	4,831	6,179	—	259,544
Xian Tianlong Science and Technology Co., Ltd		25,874	—	(1,290)	—	—	24,584
Daehan Kanggun BcN Co., Ltd. and others (*)		158,725	4,251	(10,612)	5,515	4,177	162,056

Sub-total		6,246,620	(160,224)	663,351	56,380	(86,147)	6,719,980
Investments in joint ventures
Dogus Planet, Inc.		11,441	10,627	(10,154)	2,208	—	14,122
PT. Melon Indonesia		3,564	—	631	(307)	—	3,888
Television Media Korea Ltd.		6,944	(6,712)	(232)	—	—	—
Celcom Planet		16,605	—	(6,898)	—	—	9,707
PT XL Planet Digital		12,914	17,491	(6,587)	—	—	23,818

Sub-total		51,468	21,406	(23,240)	1,901	—	51,535

Total	~~W~~	6,298,088	(138,818)	640,111	58,281	(86,147)	6,771,515

(*)	Dividends paid by the associate are deducted from the carrying amount during the nine-month period ended September 30, 2015.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

10.	Investments in Associates and Joint Ventures, Continued

(7)	The Group discontinued the application of the equity method for the following investees due to the carrying amount of the Group’s share being reduced to zero. The details of unrecognized accumulated equity losses as of September 30, 2016 are as follows:

(In millions of won)	Unrealized loss			Unrealized change in equity
	Period ended September 30, 2016		Accumulated	Period ended September 30, 2016	Accumulated
Wave City Development Co., Ltd.	~~W~~	(1,440)	3,098	—	—
SK Wyverns Baseball Club Co., Ltd. and others		—	6,510	—	365

	~~W~~	(1,440)	9,608	—	365

11.	Property and Equipment

Changes in property and equipment for the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2016
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Ending balance
Land	~~W~~	812,947	1,764	(2,881)	12,564	—	—	824,394
Buildings		911,129	1,504	(8,603)	22,167	(37,666)	—	888,531
Structures		344,221	11,265	(15)	9,837	(24,830)	—	340,478
Machinery		7,342,009	368,633	(26,126)	522,214	(1,605,325)	(883)	6,600,522
Other		473,438	414,793	(3,976)	(275,251)	(106,076)	—	502,928
Construction in progress		487,512	509,635	(7,419)	(356,059)	—	—	633,669

	~~W~~	10,371,256	1,307,594	(49,020)	(64,528)	(1,773,897)	(883)	9,790,522

(In millions of won)
	For the nine-month period ended September 30, 2015
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Business combination	Ending balance
Land	~~W~~	766,780	4,493	(2,031)	30,569	—	—	799,811
Buildings		933,867	4,630	(6,839)	23,622	(36,996)	—	918,284
Structures		352,789	3,462	(57)	12,652	(25,670)	—	343,176
Machinery		7,310,815	362,615	(14,162)	910,549	(1,585,542)	3,641	6,987,916
Other		499,050	601,542	(13,710)	(455,947)	(106,561)	—	524,374
Construction in progress		704,400	509,744	(1,045)	(616,110)	—	—	596,989

	~~W~~	10,567,701	1,486,486	(37,844)	(94,665)	(1,754,769)	3,641	10,170,550

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

12.	Investment Property

Changes in investment property for the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2016
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	10,634	(4,770)	—	5,864
Buildings		4,437	(1,984)	(103)	2,350

	~~W~~	15,071	(6,754)	(103)	8,214

(In millions of won)	For the nine-month period ended September 30, 2015
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	10,418	216	—	10,634
Buildings		4,579	97	(180)	4,496

	~~W~~	14,997	313	(180)	15,130

13.	Goodwill

(1)	Goodwill as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Goodwill related to acquisition of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		237,799	243,911

	~~W~~	1,902,478	1,908,590

(2)	Changes in goodwill for the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2016		September 30, 2015
Beginning balance	~~W~~	1,908,590	1,917,595
Acquisition		4,498	3,682
Impairment loss		—	(1,976)
Other		(10,610)	13,357

	~~W~~	1,902,478	1,932,658

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

14.	Intangible Assets

(1)	Changes in intangible assets for the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2016
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Ending balance
Frequency usage rights	~~W~~	1,103,517	1,254,664	—	—	(220,514)	—	2,137,667
Land usage rights		26,576	5,127	(1,840)	—	(7,010)	—	22,853
Industrial rights		116,542	3,768	(141)	(185)	(4,959)	—	115,025
Development costs		7,472	1,300	—	338	(3,021)	(278)	5,811
Facility usage rights		48,019	1,015	(4)	71	(6,444)	—	42,657
Customer relations		7,175	504	—	—	(2,971)	—	4,708
Memberships		91,507	7,348	(6,570)	—	—	(20)	92,265
Other		903,976	58,189	(7,941)	72,854	(247,182)	(2,048)	777,848

	~~W~~	2,304,784	1,331,915	(16,496)	73,078	(492,101)	(2,346)	3,198,834

(In millions of won)
	For the nine-month period ended September 30, 2015
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Business combination	Ending balance
Frequency usage rights	~~W~~	1,384,044	—	—	—	(210,395)	—	1,173,649
Land usage rights		25,353	9,579	(193)	—	(7,016)	—	27,723
Industrial rights		107,760	9,349	—	4,175	(4,346)	—	116,938
Development costs		8,331	1,856	—	22	(3,448)	—	6,761
Facility usage rights		52,636	1,059	(23)	293	(6,322)	—	47,643
Customer relations		6,404	—	—	1,335	(3,961)	8,219	11,997
Memberships		94,119	554	(1,576)	68	—	—	93,165
Other		805,347	38,737	(2,187)	111,887	(232,456)	—	721,328

	~~W~~	2,483,994	61,134	(3,979)	117,780	(467,944)	8,219	2,199,204

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

14.	Intangible Assets, Continued

(2)	The carrying amount and residual useful lives of frequency usage rights as of September 30, 2016 are as follows, all of which are amortized on a straight-line basis:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
W-CDMA license	~~W~~	31,062	Frequency usage rights relating to W-CDMA service	Dec. 2003	Dec. 2016
W-CDMA license		4,078	Frequency usage rights relating to W-CDMA service	Oct. 2010	Dec. 2016
800MHz license		192,584	Frequency usage rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		659,505	Frequency usage rights relating to LTE service	Sep. 2013	Dec. 2021
WiBro license		5,893	WiBro service	Mar. 2012	Mar. 2019
2.6GHz license		1,244,545	Frequency usage rights relating to LTE service	Sep. 2016	Dec. 2026

	~~W~~	2,137,667

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

15.	Borrowings and Debentures

(1)	Short-term borrowings as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	September 30, 2016		December 31, 2015
Commercial Paper	KTB Investment and Securities Co., Ltd., etc.	1.76~1.84	~~W~~	—	220,000
Short-term borrowings	Woori Bank, etc.	2.88		827	40,000

			~~W~~	827	260,000

(2)	Long-term borrowings as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	September 30, 2016		December 31, 2015
Kookmin Bank	1.98	Jun. 15, 2016	~~W~~	—		1,625
Shinhan Bank	6M bank debenture rate+1.58	Apr. 30, 2016		—		10,000
Kookmin Bank	1.54	Mar. 15, 2017		999		2,498
Kookmin Bank	1.54	Mar. 15, 2018		4,300		6,450
Korea Development Bank	3.32	Jul. 30 ,2019		39,000		39,000
Korea Development Bank	2.94	Jul. 30 ,2019		10,000		10,000
Export Kreditnamnden(*)	1.70	Apr. 29, 2022		75,706		87,685
			(USD	69,056)	(USD	74,817)

Sub-total				130,005		157,258
Less present value discount				(1,567)		(2,124)

				128,438		155,134
Less current installments				(32,537)		(33,581)

			~~W~~	95,901		121,553

(*)	Prior to 2015, the Group obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are repaid by installments on an annual basis from 2014 to 2022.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

15.	Borrowings and Debentures, Continued

(3)	Debentures as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	September 30, 2016		December 31, 2015
Unsecured private bonds	Refinancing fund	2016	5.00	~~W~~	—		200,000
Unsecured private bonds	Other fund	2018	5.00		200,000		200,000
Unsecured private bonds		2016	5.54		—		40,000
Unsecured private bonds		2016	5.92		—		230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000		110,000
Unsecured private bonds		2021	4.22		190,000		190,000
Unsecured private bonds	Operating and	2019	3.24		170,000		170,000
Unsecured private bonds	Refinancing fund	2022	3.30		140,000		140,000
Unsecured private bonds		2032	3.45		90,000		90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000		230,000
Unsecured private bonds		2033	3.22		130,000		130,000
Unsecured private bonds		2019	3.30		50,000		50,000
Unsecured private bonds		2024	3.64		150,000		150,000
Unsecured private bonds(*4)		2029	4.72		54,366		54,695
Unsecured private bonds	Refinancing fund	2019	2.53		160,000		160,000
Unsecured private bonds		2021	2.66		150,000		150,000
Unsecured private bonds		2024	2.82		190,000		190,000
Unsecured private bonds	Operating and	2022	2.40		100,000		100,000
Unsecured private bonds	Refinancing fund	2025	2.49		150,000		150,000
Unsecured private bonds		2030	2.61		50,000		50,000
Unsecured private bonds	Operating fund	2018	1.89		90,000		90,000
Unsecured private bonds		2025	2.66		70,000		70,000
Unsecured private bonds		2030	2.82		90,000		90,000
Unsecured private bonds(*4,5)		2030	3.40		—		50,485
Unsecured private bonds	Operating and	2018	2.07		80,000		80,000
Unsecured private bonds	Refinancing fund	2025	2.55		100,000		100,000
Unsecured private bonds		2035	2.75		70,000		70,000
Unsecured private bonds(*4)		2030	3.10		50,113		50,524
Unsecured private bonds	Operating fund	2019	1.65		70,000		—
Unsecured private bonds		2021	1.80		100,000		—
Unsecured private bonds		2026	2.08		90,000		—
Unsecured private bonds		2036	2.24		80,000		—
Unsecured private bonds		2019	1.62		50,000		—
Unsecured private bonds		2021	1.71		50,000		—
Unsecured private bonds		2026	1.97		120,000		—
Unsecured private bonds		2031	2.17		50,000		—
Unsecured private bonds(*1)		2017	4.28		100,000		100,000
Unsecured private bonds(*1)		2017	3.27		120,000		120,000
Unsecured private bonds(*1)		2016	3.05		80,000		80,000
Unsecured private bonds(*1)		2019	3.49		210,000		210,000
Unsecured private bonds(*1)		2019	2.76		130,000		130,000
Unsecured private bonds(*1)		2018	2.23		50,000		50,000
Unsecured private bonds(*1)		2020	2.49		160,000		160,000
Unsecured private bonds(*1)		2020	2.43		140,000		140,000
Unsecured private bonds(*1)		2020	2.18		130,000		130,000
Unsecured private bonds(*2)		2016	3.24		—		10,000
Unsecured private bonds(*2)		2017	3.48		20,000		20,000
Unsecured global bonds		2027	6.63		438,520		468,800
				(USD	400,000)	(USD	400,000)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

15.	Borrowings and Debentures, Continued

(3)	Debentures as of September 30, 2016 and December 31, 2015 are as follows, Continued:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	September 30, 2016		December 31, 2015
Unsecured private Swiss bonds	Operating fund	2017	1.75	(CHF	340,518 300,000)	(CHF	355,617 300,000)
Unsecured global bonds		2018	2.13	(USD	767,410 700,000)	(USD	820,400 700,000)
Unsecured private Australian bonds		2017	4.75	(AUD	251,124 300,000)	(AUD	255,930 300,000)
Floating rate notes(*3)		2020	3M LIBOR + 0.88	(USD	328,890 300,000)	(USD	351,600 300,000)
Unsecured global bonds(*1)		2018	2.88	(USD	328,890 300,000)	(USD	351,600 300,000)

Sub-total					7,069,831		7,139,651
Less discounts on bonds					(26,140)		(30,998)

					7,043,691		7,108,653
Less current portion of bonds					(650,103)		(669,506)

				~~W~~	6,393,588		6,439,147

(*1)	Unsecured private bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*2)	Unsecured private bonds were issued by PS&Marketing Corporation, a subsidiary of the Parent Company.
(*3)	As of September 30, 2016, 3M LIBOR rate is 0.85%.
(*4)	The Parent Company eliminated a measurement inconsistency of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss.
(*5)	The principal amount and the fair value of the structured bonds that were designated as financial liabilities at fair value through profit or loss as of December 31, 2015 were ~~W~~50,000 million and ~~W~~50,485 million, respectively. The entire bond was early redeemed during the nine-month period ended September 30, 2016.

The carrying amount of financial liabilities designated at fair value through profit or loss exceeds the principal amount required to pay at maturity by ~~W~~4,479 million as of September 30, 2016.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

16.	Long-term Payables - other

(1)	Long-term payables – other as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Payables related to acquisition of W-CDMA licenses	~~W~~	1,268,550	550,964
Other(*)		34,985	30,733

	~~W~~	1,303,535	581,697

(*)	Other includes vested compensation claims of employees who have rendered long-term services, etc.

(2)	As of September 30, 2016 and December 31, 2015, details of long-term payables – other which consist of payables related to the acquisition of W-CDMA and LTE licenses for 2.6GHz and 1.8GHz frequencies are as follows (See Note 14):

(In millions of won)
	September 30, 2016		December 31, 2015
Long-term payables - other	~~W~~	1,586,747	709,888
Present value discount on long-term payables – other		(102,428)	(38,739)

		1,484,319	671,149
Less current installments of long-term payables – other		(215,769)	(120,185)

Carrying amount at period end	~~W~~	1,268,550	550,964

(3)	The repayment schedule of the principal amount of long-term payables related to acquisition of W-CDMA and LTE licenses as of September 30, 2016 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	217,592
1~3 years		435,184
3~5 years		435,184
More than 5 years		498,787

	~~W~~	1,586,747

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

17.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2016							As of September 30, 2016
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non- current
Provision for installment of handset subsidy	~~W~~	5,670	—	(1,019)	—	—	4,651	1,213	3,438
Provision for restoration		59,954	4,405	(586)	(863)	(65)	62,845	29,332	33,513
Emission allowance		1,477	1,016	(169)	—	—	2,324	2,324	—
Other provisions		3,104	2,370	(319)	—	—	5,155	5,155	—

	~~W~~	70,205	7,791	(2,093)	(863)	(65)	74,975	38,024	36,951

(In millions of won)
	For the nine-month period ended September 30, 2015							As of September 30, 2015
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non- current
Provision for installment of handset subsidy	~~W~~	26,799	—	(4,288)	(17,583)	—	4,928	2,951	1,977
Provision for restoration		59,727	3,126	(510)	(5,115)	1,346	58,574	33,479	25,095
Other provisions		562	2,929	(424)	(472)	—	2,595	1,976	619

	~~W~~	87,088	6,055	(5,222)	(23,170)	1,346	66,097	38,406	27,691

The Group has provided handset subsidy to subscribers who purchase handsets on an installment basis and recognized a provision for subsidy amounts which the Group is expected to pay in future periods.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

18.	Leases

In 2012, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. These sale and leaseback transactions were accounted for as operating leases. The Group entered into operating lease agreements and sublease agreements in relation to rented office space and the expected future lease payments and lease revenues as of September 30, 2016 are as follows:

(In millions of won)
	Lease payments		Revenues
Less than 1 year	~~W~~	36,562	1,882
1~5 years		70,282	896
More than 5 years		21,242	392

	~~W~~	128,086	3,170

19.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Present value of defined benefit obligations	~~W~~	599,851	525,269
Fair value of plan assets		(449,078)	(426,413)

	~~W~~	150,773	98,856

(2)	Changes in defined benefit obligations for the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2016		September 30, 2015
Beginning balance	~~W~~	525,269	437,844
Current service cost		85,323	78,469
Interest cost		9,884	9,009
Remeasurement
- Demographic assumption		—	(6)
- Financial assumption		—	1,488
- Adjustment based on experience		9,542	7,673
Benefit paid		(32,415)	(43,416)
Others		2,248	5,343

Ending balance	~~W~~	599,851	496,404

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

19.	Defined Benefit Liabilities, Continued

(3)	Changes in plan assets for the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2016		September 30, 2015
Beginning balance	~~W~~	426,413	346,257
Interest income		7,401	7,035
Remeasurement		(5,182)	(1,917)
Contributions		45,009	34,424
Benefit paid		(26,286)	(35,093)
Others		1,723	2,425

Ending balance	~~W~~	449,078	353,131

(4)	Expenses recognized in profit and loss for the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2016		September 30, 2015
Current service cost	~~W~~	85,323	78,469
Net interest cost		2,483	1,974

	~~W~~	87,806	80,443

The above costs are recognized in labor cost and research and development.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

20.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of September 30, 2016 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 400,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds with face value of CHF 300,000)	Foreign currency risk	Currency swap	Citibank and four other banks	Jun. 12, 2012 ~ Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 700,000)	Foreign currency risk	Currency swap	Barclays and eight other banks	Nov. 1, 2012~ May 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds with face value of AUD 300,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds with face value of USD 300,000)	Foreign currency risk and interest rate risk	Currency and interest rate swap	DBS Bank	Mar. 7, 2013 ~ Mar. 7, 2020
Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 300,000)	Foreign currency risk	Currency swap	Korea Development Bank and others	Oct.29, 2013 ~ Oct. 26, 2018
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 69,056)	Foreign currency risk	Currency swap	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

20.	Derivative Instruments, Continued

(2)	As of September 30, 2016, details of fair values of above derivatives recorded in assets or liabilities are as follows:

(In millions of won and thousands of foreign currencies)
	Fair value
	Cash flow hedge					Held for trading	Total
Hedging Instrument (Hedged item)	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translation (gain) loss	Others (*)
Non-current assets:
Structured bond(face value of KRW 100,000)	~~W~~	—	—	—	—	9,292		9,292
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 400,000)		(58,972)	(18,828)	(18,707)	129,806	—		33,299
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 300,000)		1,169	—	3,900	—	—		5,069

Total assets							~~W~~	47,660

Current liability:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds with face value of CHF 300,000)	~~W~~	(8,242)	(2,631)	(22,935)	—	—		(33,808)
Non-current liability:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 700,000)		(16,021)	(5,115)	3,947	—	—		(17,189)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of AUD 300,000)		3,512	1,121	(84,045)	—	—		(79,412)
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds with face value of USD 300,000)		(9,009)	(2,876)	3,788	—	—		(8,097)
Fixed-to-fixed long-term borrowings (U.S. dollar denominated bonds with face value of USD 69,056)		(3,592)	(1,147)	2,830	—	—		(1,909)

Total liabilities							~~W~~	(140,415)

(*)	Cash flow hedge accounting has been applied to the relevant contracts from May 12, 2010. Others represent gain on valuation of currency swap recognized in profit or loss prior to May 12, 2010, when the Group started to apply hedge accounting to these contracts.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

21.	Share Capital and Capital Surplus and Others

The Parent Company’s outstanding share capital consists entirely of common stocks with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and capital surplus and others as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won, except for share data)
	September 30, 2016		December 31, 2015
Number of authorized shares		220,000,000	220,000,000
Number of issued shares (*1)		80,745,711	80,745,711
Share capital:
Common stock	~~W~~	44,639	44,639
Capital surplus and others
Paid-in surplus		2,915,887	2,915,887
Treasury stock (Note 22)		(2,260,626)	(2,260,626)
Hybrid bond (Note 23)		398,518	398,518
Others (*2)		(861,681)	(864,269)

	~~W~~	192,098	189,510

(*1)	Prior to 2015, the Parent Company retired shares of treasury stock which reduced its retained earnings before appropriation. As a result, the Parent Company’s outstanding shares have decreased without change in the share capital.
(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying values of net assets acquired from common control transactions with entities within the control of the Ultimate Controlling Entity.

There were no changes in share capital for the nine-month periods ended September 30, 2016 and 2015 and details of shares outstanding as of September 30, 2016 and 2015 are as follows:

(In shares)
	September 30, 2016			September 30, 2015
	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Beginning	80,745,711	10,136,551	70,609,160	80,745,711	9,809,375	70,936,336
Disposal of treasury stock	—	—	—	—	(1,692,824)	1,692,824

Ending	80,745,711	10,136,551	70,609,160	80,745,711	8,116,551	72,629,160

22.	Treasury Stock

The Parent Company acquired treasury stocks to provide stock dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices.

Treasury stocks as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won, shares)
	September 30, 2016		December 31, 2015
Number of shares		10,136,551	10,136,551
Amount	~~W~~	2,260,626	2,260,626

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

23.	Hybrid Bond

Hybrid bonds classified as equity as of September 30, 2016 are as follows:

(In millions of won)
	Type	Issuance date	Maturity	Annual interest rate (%)		Amount
Private hybrid bonds	Unsecured subordinated bearer bond	June 7, 2013	June 7, 2073(*1)	4.21	(*2)	~~W~~	400,000
Issuance costs							(1,482)

						~~W~~	398,518

Hybrid bonds issued by the Parent Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common stocks in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity under the same terms at issuance without any notice or announcement. The Parent Company also has the right to defer interest payment at its sole discretion.
(*2)	Annual interest rate is calculated as yield rate of 5 year national bonds plus premium. According to Step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

24.	Retained Earnings

Retained earnings as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for research & manpower development		60,001	87,301
Reserve for business expansion		9,871,138	9,671,138
Reserve for technology development		2,826,300	2,616,300

		12,779,759	12,397,059
Unappropriated		2,689,632	2,610,568

	~~W~~	15,469,391	15,007,627

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

25.	Reserves

(1)	Details of reserves, net of taxes, as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Changes in unrealized fair value of available-for-sale financial assets	~~W~~	76,723	232,316
Other comprehensive loss of investments in associates and joint ventures		(296,558)	(169,520)
Changes in unrealized fair value of derivatives		(97,549)	(83,200)
Foreign currency translations differences for foreign operations		(11,270)	29,707

	~~W~~	(328,654)	9,303

(2)	Change in reserves for the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)
	Unrealized fair value of available-for- sale financial assets		Other comprehensive gain(loss) of investment in associates	Unrealized fair value of derivatives	Foreign currency translations differences for foreign operations	Total
Balance at January 1, 2015	~~W~~	235,385	(163,808)	(77,531)	1,465	(4,489)
Changes		(14,461)	52,539	(23,732)	37,452	51,798
Tax effect		4,523	(199)	4,088	—	8,412

Balance at September 30, 2015	~~W~~	225,447	(111,468)	(97,175)	38,917	55,721

Balance at January 1, 2016	~~W~~	232,316	(169,520)	(83,200)	29,707	9,303
Changes		(188,470)	(126,880)	(19,304)	(40,977)	(375,631)
Tax effect		32,877	(158)	4,955	—	37,674

Balance at September 30, 2016	~~W~~	76,723	(296,558)	(97,549)	(11,270)	(328,654)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

26.	Other Operating Expenses

Details of other operating expenses for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	2016			2015
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Other Operating Expenses:
Communication	~~W~~	7,065	25,215	10,253	34,304
Utilities		77,450	209,862	76,194	202,802
Taxes and dues		10,628	28,469	11,330	27,798
Repair		81,588	237,077	76,323	222,155
Research and development		85,469	253,580	78,959	226,381
Training		8,237	22,028	9,967	24,536
Bad debt for accounts receivable - trade		10,052	32,695	8,860	43,855
Travel		6,310	18,428	6,513	20,478
Supplies and other		28,958	82,110	43,489	127,196

	~~W~~	315,757	909,464	321,888	929,505

27.	Other Non-operating Income and Expenses

(1)	Details of other non-operating income and expenses for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	2016			2015
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Other Non-operating Income:
Fees revenues	~~W~~	158	425	—	—
Gain on disposal of property and equipment and intangible assets		2,645	4,893	1,640	4,406
Others		9,322	48,131	3,003	15,600

	~~W~~	12,125	53,449	4,643	20,006

Other Non-operating Expenses:
Loss on impairment of property and equipment and intangible assets	~~W~~	2,432	3,229	—	1,976
Loss on disposal of property and equipment and intangible assets		19,296	37,495	14,313	17,604
Donations		23,115	70,253	13,240	44,009
Bad debt for accounts receivable – others		4,195	7,604	3,496	7,570
Loss on impairment of investment assets		3,109	14,977	15,719	34,387
Others		10,532	20,336	11,187	50,278

	~~W~~	62,679	153,894	57,955	155,824

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

28.	Finance Income and Costs

(1)	Details of finance income and costs for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	2016			2015
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Income:
Interest income	~~W~~	14,642	39,037	11,316	36,497
Dividends		3,388	18,230	2,742	16,081
Gain on foreign currency transactions		2,475	9,988	7,213	13,502
Gain on foreign currency translations		4,353	5,389	6,359	10,382
Gain on disposal of long-term investment securities(*)		3,150	320,052	580	6,832
Gain on valuation of derivatives		1,024	4,708	3,603	4,633
Gain relating to financial liabilities at fair value through profit or loss		1,048	1,225	—	5,188
Gain on disposal of accounts receivable - trade		4,853	12,708	—	—

	~~W~~	34,933	411,337	31,813	93,115

(*)	~~W~~314,745 million of gain on disposal of long-term investment securities was recognized upon disposal of the Group’s remaining equity interest of Loen Entertainment, Inc.

(In millions of won)	2016			2015
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Costs:
Interest expense	~~W~~	74,657	217,066	73,866	224,090
Loss on foreign currency transactions		6,001	13,393	3,428	11,619
Loss on foreign currency translations		7,023	8,707	6,111	9,243
Loss on disposal of long-term investment securities		310	444	95	1,746
Loss on settlement of derivatives		1,518	1,837	—	4,517
Loss relating to financial liabilities at fair value through profit or loss		—	—	4,676	4,850
Other finance costs		—	—	66	3,217

	~~W~~	89,509	241,447	88,242	259,282

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

28.	Finance Income and Costs, Continued

(2)	Details of interest income included in finance income for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	2016			2015
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest income on cash equivalents and deposits	~~W~~	4,616	14,962	6,630	21,781
Interest income on installment receivables and others		10,026	24,075	4,686	14,716

	~~W~~	14,642	39,037	11,316	36,497

(3)	Details of interest expense included in finance costs for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	2016			2015
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest expenses on borrowings	~~W~~	1,659	6,617	4,052	16,775
Interest expenses on debentures		61,557	182,532	60,562	177,076
Interest on finance lease liabilities		—	—	9	56
Others		11,441	27,917	9,243	30,183

	~~W~~	74,657	217,066	73,866	224,090

(4)	Details of impairment losses for financial assets for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)	2016			2015
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Available-for-sale financial assets	~~W~~	—	—	66	3,217
Accounts receivable - trade		10,289	32,695	8,860	43,855
Other receivables		4,195	7,604	3,496	7,570

	~~W~~	14,484	40,299	12,422	54,642

29.	Income Tax Expense

Income tax expense was calculated by considering current tax expense adjusted to changes in estimates related to prior periods, deferred tax expenses by origination and reversal of temporary differences.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

30.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three and nine-month periods ended September 30, 2016 and 2015 are calculated as follows:

(In millions of won, shares)	2016			2015
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company on common shares	~~W~~	325,102	1,187,084	382,251	1,222,585
Interest on hybrid bonds		—	(8,420)	—	(8,420)
Profit for the period on common shares		325,102	1,178,664	382,251	1,214,165
Weighted average number of common shares outstanding		70,609,160	70,609,160	72,629,160	71,637,029

Basic earnings per share (in won)	~~W~~	4,604	16,693	5,263	16,949

2)	The weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2016 and 2015 are calculated as follows:

(In shares)
	Number of shares	Weighted number of shares
		Three-month period ended September 30	Nine-month period ended September 30
Issued common shares at January 1, 2016	80,745,711	80,745,711	80,745,711
Weighted average number of treasury stock	(10,136,551)	(10,136,551)	(10,136,551)
Weighted average number of common shares outstanding at September 30, 2016	70,609,160	70,609,160	70,609,160

(In shares)	Number of shares	Weighted number of shares
		Three-month period ended September 30	Nine-month period ended September 30
Issued common shares at January 1, 2015	80,745,711	80,745,711	80,745,711
Weighted average number of treasury stock	(8,116,551)	(8,116,551)	(9,108,682)
Weighted average number of common shares outstanding at September 30, 2015	72,629,160	72,629,160	71,637,029

(2)	Diluted earnings per share

For the nine-month periods ended September 30, 2016 and 2015, there were no potentially dilutive shares. Therefore, diluted earnings per share for the nine-month periods ended September 30, 2016 and 2015 are the same as basic earnings per share.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

31.    Categories of Financial Instruments

(1) Financial assets by categories as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016
	Financial assets at fair value through profit or loss		Available-for- sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	~~W~~	—	—	859,222	—	859,222
Financial instruments		—	—	533,883	—	533,883
Short-term investment securities		—	202,513	—	—	202,513
Long-term investment securities		—	1,073,976	—	—	1,073,976
Accounts receivable – trade		—	—	2,348,286	—	2,348,286
Loans and other receivables(*)		—	—	1,955,162	—	1,955,162
Derivative financial assets		9,292	—	—	38,368	47,660

	~~W~~	9,292	1,276,489	5,696,553	38,368	7,020,702

(In millions of won)
	December 31, 2015
	Financial assets at fair value through profit or loss		Available-for- sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	~~W~~	—	—	768,922	—	768,922
Financial instruments		—	—	701,713	—	701,713
Short-term investment securities		—	92,262	—	—	92,262
Long-term investment securities		—	1,207,226	—	—	1,207,226
Accounts receivable – trade		—	—	2,390,110	—	2,390,110
Loans and other receivables(*)		—	—	1,102,403	—	1,102,403
Derivative financial assets		6,277	—	—	160,122	166,399

	~~W~~	6,277	1,299,488	4,963,148	160,122	6,429,035

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

31.	Categories of Financial Instruments, Continued

(1)	Financial assets by categories as of September 30, 2016 and December 31, 2015 are as follows, Continued:

(*)	Details of loans and other receivables as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Short-term loans	~~W~~	65,702	53,895
Accounts receivable - other		1,255,813	673,739
Accrued income		12,676	10,753
Other current assets		1,807	1,861
Long-term loans		88,480	62,454
Long-term accounts receivable - other		228,686	2,420
Guarantee deposits		301,998	297,281

	~~W~~	1,955,162	1,102,403

(2)	Financial liabilities by categories as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)	September 30, 2016
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable – trade	~~W~~	—	306,722	—	306,722
Derivative financial liabilities		—	—	140,415	140,415
Borrowings		—	129,265	—	129,265
Debentures(*1)		104,479	6,939,212	—	7,043,691
Accounts payable - other and others (*2)		—	3,896,739	—	3,896,739

	~~W~~	104,479	11,271,938	140,415	11,516,832

(In millions of won)	December 31, 2015
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable – trade	~~W~~	—	279,782	—	279,782
Derivative financial liabilities		—	—	89,296	89,296
Borrowings		—	415,134	—	415,134
Debentures(*1)		155,704	6,952,949	—	7,108,653
Accounts payable - other and others (*2)		—	2,970,801	—	2,970,801

	~~W~~	155,704	10,618,666	89,296	10,863,666

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

31.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by categories as of September 30, 2016 and December 31, 2015 are as follows, Continued:

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of September 30, 2016 and December 31, 2015 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to eliminate a measurement inconsistency with the related derivatives.
(*2)	Details of accounts payable and other payables as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Accounts payable - other	~~W~~	1,191,608	1,323,434
Withholdings		1,637	1,178
Accrued expenses		1,162,960	920,739
Current installments of long-term payables - other		215,769	120,211
Long-term payables - other		1,303,535	581,697
Other non-current liabilities		21,230	23,542

	~~W~~	3,896,739	2,970,801

32.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, financial assets available-for-sale, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Group. The Group manages currency risk by using currency forward, etc. to hedge currency risk on business transactions.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

32.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1) Market risk, Continued

(i) Currency risk, Continued

Foreign currency monetary assets and liabilities as of September 30, 2016 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won translation		Foreign Currencies	Won translation
USD	151,023	~~W~~	165,567	1,842,455	~~W~~	2,019,887
EUR	15,089		18,565	19		23
JPY	122,865		1,331	9,306		101
AUD	—		—	299,401		250,623
CHF	—		—	299,697		340,174
Others	—		1,514	—		6

		~~W~~	186,977		~~W~~	2,610,814

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See Note 20)

As of September 30, 2016, effects on income before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	8,269	(8,269)
EUR		959	(959)
JPY		158	(158)
Others		174	(174)

	~~W~~	9,560	(9,560)

(ii) Equity price risk

The Group has equity securities which include listed and non-listed securities for its liquidity management and operating purpose. As of September 30, 2016, available-for-sale equity instruments measured at fair value amount of ~~W~~931,455 million.

(iii) Interest rate risk

Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows are not influenced by the changes in market interest rates. However, the Group still has interest rate risk arising from borrowings and debentures.

Accordingly, the Group performs various analysis of interest rate risk to reduce interest rate risk and to optimize its financing. To minimize risks from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

32.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(iii)	Interest rate risk, Continued

The Group’s interest rate risk arises from floating-rate borrowings and debentures. As of September 30, 2016, floating-rate borrowings and debentures amount to ~~W~~5,299 million and ~~W~~328,890 million respectively, and the Group has entered into interest rate swaps to hedge interest rate risk related to floating-rate debentures (See Note 20). On the other hand, if the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes over the next one year will fluctuate as much as ~~W~~53 million due to the interest expense on floating-rate borrowings that have not entered into an interest rate swap agreement.

2)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Cash and cash equivalents	~~W~~	858,971	768,794
Financial instruments		533,883	701,713
Available-for-sale financial assets		2,930	3,430
Accounts receivable – trade		2,348,286	2,390,110
Loans and receivables		1,955,162	1,102,403
Derivative financial assets		47,660	166,399

	~~W~~	5,746,892	5,132,849

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

For the nine-month period ended September 30, 2016, the Group has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Group believes that the possibility of default is remote. Also, the Group’s credit risk can arise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of September 30, 2016.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

32.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

Contractual maturities of financial liabilities as of September 30, 2016 are as follows:

(In millions of won)

	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	~~W~~	306,722	306,722	306,722	—	—
Borrowings(*)		129,265	139,194	37,274	89,095	12,825
Debentures(*)		7,043,691	8,324,620	855,867	4,166,893	3,301,860
Accounts payable - other and others		3,896,739	4,022,868	2,502,719	996,261	523,888

	~~W~~	11,376,417	12,793,404	3,702,582	5,252,249	3,838,573

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*)	Includes interest to be paid.

As of September 30, 2016, periods which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)

	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	38,368	39,379	6,149	39,584	(6,354)
Liabilities		(140,415)	(143,196)	(40,835)	(101,954)	(407)

	~~W~~	(102,047)	(103,817)	(34,686)	(62,370)	(6,761)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

32.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2015.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; the total liabilities and equity is derived from the financial statements.

Debt-equity ratios as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	September 30, 2016		December 31, 2015
Total liabilities	~~W~~	14,011,518	13,207,291
Total equity		15,544,187	15,374,096

Debt-equity ratios		90.14%	85.91%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

32.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2016 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
Financial assets at fair value through profit or loss	~~W~~	9,292	—	9,292	—	9,292
Derivative financial assets		38,368	—	38,368	—	38,368
Available-for-sale financial assets		925,293	776,262	47,513	101,518	925,293

	~~W~~	972,953	776,262	95,173	101,518	972,953

Financial liabilities that are measured at fair value:
Financial liabilities at fair value through profit or loss	~~W~~	104,479	—	104,479	—	104,479
Derivative financial liabilities		140,415	—	140,415	—	140,415

	~~W~~	244,894	—	244,894	—	244,894

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	129,265	—	133,102	—	133,102
Debentures		6,939,212	—	7,550,641	—	7,550,641

	~~W~~	7,068,477	—	7,683,743	—	7,683,743

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

32.     Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2015 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
Financial assets at fair value through profit or loss	~~W~~	6,277	—	6,277	—	6,277
Derivative financial assets		160,122	—	160,122	—	160,122
Available-for-sale financial assets		1,076,291	897,958	47,262	131,071	1,076,291

	~~W~~	1,242,690	897,958	213,661	131,071	1,242,690

Financial liabilities that are measured at fair value:
Financial liabilities at fair value through profit or loss	~~W~~	155,704	—	155,704	—	155,704
Derivative financial liabilities		89,296	—	89,296	—	89,296

	~~W~~	245,000	—	245,000	—	245,000

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	415,134	—	416,702	—	416,702
Debentures		6,952,949	—	7,411,909	—	7,411,909

	~~W~~	7,368,083	—	7,828,611	—	7,828,611

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Available-for-sale financial assets amounting to ~~W~~351,196 million and ~~W~~223,197 million as of September 30, 2016 and December 31, 2015, respectively, are measured at cost in accordance with K-IFRS 1039 since they are considered as equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) and cannot be reliably measured using other valuation methods.

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

32.	Financial Risk Management, Continued

(3)	Fair value, Continued

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of September 30, 2016 are as follows:

Interest rate
Derivative instruments	1.90 ~ 3.44%
Borrowings and debentures	1.55 ~ 3.48%

3)	There have been no transfers between Level 2 and Level 1 for the nine-month period ended September 30, 2016 and changes of financial assets classified as Level 3 for the nine-month period ended September 30, 2016 are as follows:

(In millions of won)
	Balance at January 1, 2016		Transfer	Other comprehensive loss	Disposal	Balance at September 30, 2016
Available-for-sale financial assets	~~W~~	131,071	4,446	(7,208)	(26,791)	101,518

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

32.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of September 30, 2016 are as follows:

(In millions of won)
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	42,591	—	42,591	(42,591)	—
Accounts receivable – trade and others		128,867	(112,475)	16,392	—	16,392

	~~W~~	171,458	(112,475)	58,983	(42,591)	16,392

Financial liabilities:
Derivatives(*)	~~W~~	140,415	—	140,415	(42,591)	97,824
Accounts payable – other and others		118,800	(112,475)	6,325	—	6,325

	~~W~~	259,215	(112,475)	146,740	(42,591)	104,149

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2015 are as follows:

(In millions of won)
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	55,673	—	55,673	(55,673)	—
Accounts receivable – trade and others		129,527	(113,003)	16,524	—	16,524

	~~W~~	185,200	(113,003)	72,197	(55,673)	16,524

Financial liabilities:
Derivatives(*)	~~W~~	89,734	—	89,734	(55,673)	34,061
Accounts payable – other and others		113,003	(113,003)	—	—	—

	~~W~~	202,737	(113,003)	89,734	(55,673)	34,061

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

33.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint ventures	Dogus Planet, Inc. and 4 other companies
Associates	SK hynix Inc. and 49 other companies
Affiliates	The Ultimate Controlling Entity’s other subsidiaries and associates, etc.

(2)	Compensation for the key management members

The Parent Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management members. The compensation given to such key management members for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)
	2016			2015
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Salaries	~~W~~	220	1,421	207	1,767
Defined benefits plan expenses		48	376	42	584

	~~W~~	268	1,797	249	2,351

Compensation for the key management members includes salaries, non-monetary salaries and contributions made in relation to pension plans.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

33.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)
		2016
		Operating revenue and others			Operating expense and others		Acquisition of property and equipment		Loans		Collection of loans
Scope	Company	Three- month period ended Sep. 30		Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	5,984	16,988	119,102	567,221	69,386	118,972	—	—	—	—
Associates	F&U Credit information Co., Ltd.		560	1,630	11,998	35,335	—	—	—	—	—	—
	HappyNarae Co., Ltd.		73	225	5,418	11,139	7,479	11,788	—	—	—	—
	SK hynix Inc.(*2)		9,027	94,331	83	373	—	—	—	—	—	—
	SK Wyverns Baseball Club Co., Ltd.		328	948	2	14,971	—	—	—	—	—	—
	KEB HanaCard Co., Ltd.		4,929	14,928	3,667	11,146	—	—	—	—	—	—
	Others(*3)		2	6,084	1,085	3,800	316	359	—	1,100	1,290	2,990

			14,919	118,146	22,253	76,764	7,795	12,147	—	1,100	1,290	2,990

Other	SK Engineering & Construction Co., Ltd.		1,053	4,083	265	1,427	1,245	1,890	—	—	—	—
	SK Networks Co., Ltd.		3,299	8,486	301,420	834,915	—	16	—	—	—	—
	SK Networks service Co., Ltd.		234	1,020	23,506	68,336	1,492	2,101	—	—	—	—
	SK Telesys Co., Ltd.		392	525	38,860	57,216	30,076	84,669	—	—	—	—
	SK TNS Co., Ltd		29	76	11,575	28,960	103,969	195,310	—	—	—	—
	SK Energy Co., Ltd.		2,300	5,048	163	618	—	—	—	—	—	—
	SK Gas Co., Ltd.		721	1,662	—	2	—	—	—	—	—	—
	Others		9,676	26,737	21,043	47,637	14,985	21,273	—	—	—	—

			17,704	47,637	396,832	1,039,111	151,767	305,259	—	—	—	—

Total		~~W~~	38,607	182,771	538,187	1,683,096	228,948	436,378	—	1,100	1,290	2,990

(*1)	Operating expenses and others include ~~W~~203,635 million of dividends paid by the Parent Company.
(*2)	Operating revenue and others include ~~W~~73,050 million of dividends paid by the associates which was deducted from the investment in associates.
(*3)	Operating revenue and others include ~~W~~6,082 million of dividends received from the Korea IT Fund.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

33.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the nine-month periods ended September 30, 2016 and 2015 are as follows, Continued:

(In millions of won)
		2015
		Operating revenue and others			Operating expense and others		Acquisition of property and equipment		Loans
Scope	Company	Three- month period ended Sep. 30		Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30
Ultimate Controlling Entity	SK Holdings Co., Ltd.(formerly, SK C&C Co., Ltd.)(*1)	~~W~~	6,855	14,234	109,558	270,486	43,677	134,061	—	—
	SK Holdings Co., Ltd. (formerly, SK Holding Co., Ltd.) (*2,3)		55	1,299	23,257	212,378	117	117	—	—

			6,910	15,533	132,815	482,864	43,794	134,178	—	—

Associates	F&U Credit information Co., Ltd.		633	1,964	11,114	33,480	—	—	—	—
	HappyNarae Co., Ltd.		88	227	1,651	4,610	2,352	5,221	—	—
	SK hynix Inc.(*4)		2,725	52,903	36	2,235	—	—	—	—
	SK Wyverns Baseball Club Co., Ltd.		413	3,543	2,002	13,437	—	—	—	—
	KEB HanaCard Co., Ltd.		5,325	16,175	3,958	12,181	—	—	—	—
	Xian Tianlong Science and Technology Co., Ltd.		—	—	—	—	—	—	1,463	8,616
	Others(*5)		898	5,954	1,822	11,334	—	1,141	—	500

			10,082	80,766	20,583	77,277	2,352	6,362	1,463	9,116

Other	SK Engineering & Construction Co., Ltd.		1,537	6,296	12,845	25,902	98,555	223,949	—	—
	SK Networks Co., Ltd.		3,114	9,137	284,214	904,931	2	2	—	—
	SK Networks service Co., Ltd.		2,837	7,667	24,552	62,326	1,441	1,967	—	—
	SK Telesys Co., Ltd.		104	316	13,996	35,097	34,595	107,954	—	—
	SK Energy Co., Ltd.		2,919	5,934	318	761	—	—	—	—
	SK Gas Co., Ltd.		756	2,641	1	1	—	—	—	—
	Others		7,773	20,867	13,677	33,337	6,230	10,793	—	—

			19,040	52,858	349,603	1,062,355	140,823	344,665	—	—

Total		~~W~~	36,032	149,157	503,001	1,622,496	186,969	485,205	1,463	9,116

(*1)	On August 1, 2015, SK C&C Co., Ltd., the Ultimate Controlling Entity’s equity method investee , merged with SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company, and changed its name to SK Holdings Co., Ltd.
(*2)	These relate to transactions occurred prior to the merger with SK C&C Co., Ltd on July 31, 2015.
(*3)	Operating expense and others include ~~W~~191,416 million of dividends paid by the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

33.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the nine-month periods ended September 30, 2016 and 2015 are as follows, Continued:

(*4)	Operating revenue and others include ~~W~~43,830 million of dividends paid by SK hynix Inc. which was deducted from the investment in associates.
(*5)	Operating revenue and others include ~~W~~2,103 million and ~~W~~227 million of dividends paid by Korea IT Fund and UniSK, respectively, which were deducted from the investment in associates.

(4)	Account balances as of September 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
		September 30, 2016
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade and others	Accounts payable – other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	1,294	64,904
Associates	HappyNarae Co., Ltd.		—	35	6,416
	F&U Credit information Co., Ltd.		—	13	1,065
	SK hynix Inc.		—	33,710	26
	SK Wyverns Baseball Club Co., Ltd.		1,017	136	—
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,147	8,114	—
	KEB HanaCard Co., Ltd.		—	1,595	5,097
	Xian Tianlong Science and Technology Co., Ltd.		8,287	—	—
	Others		—	280	771

			31,451	82,295	13,375

Other	SK Engineering & Construction Co., Ltd.		—	996	—
	SK Networks. Co., Ltd.		—	1,660	191,671
	SK Networks Services Co., Ltd.		—	2	4,858
	SK Telesys Co., Ltd.		—	420	14,677
	SK TNS Co., Ltd.		—	—	24,665
	SK innovation co., ltd.		—	9,019	166
	SK Energy Co., Ltd.		—	1,723	1,104
	SK Gas Co., Ltd.		—	11	9
	Others		—	1,434	11,157

			—	15,265	248,307

		~~W~~	31,451	98,854	326,586

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

33.	Transactions with Related Parties, Continued

(4)	Account balances as of September 30, 2016 and December 31, 2015 are as follows, Continued:

(In millions of won)
		December 31, 2015
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade and others	Accounts payable – other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.) (*)	~~W~~	—	1,836	160,133
Associates	HappyNarae Co., Ltd.		—	12	6,162
	F&U Credit information Co., Ltd.		—	66	934
	SK hynix Inc.		—	4,360	155
	SK Wyverns Baseball Club Co., Ltd.		1,017	4,502	—
	Wave City Development Co., Ltd.		1,890	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,771	9,042
	Xian Tianlong Science and Technology Co., Ltd.		8,287	—	—
	Others		—	299	964

			33,341	49,422	17,257

Other	SK Engineering & Construction Co., Ltd.		—	1,005	14,877
	SK Networks. Co., Ltd.		—	1,569	208,291
	SK Networks Services Co., Ltd.		—	—	9,414
	SK Telesys Co., Ltd.		—	140	37,491
	SK TNS Co., Ltd.		—	—	43,585
	SK innovation co., ltd.		—	2,159	1,424
	SK Energy Co., Ltd.		—	1,681	173
	SK Gas Co., Ltd.		—	1,830	9
	Others		—	2,886	14,503

			—	11,270	329,767

		~~W~~	33,341	62,528	507,157

(*)	On August 1, 2015, SK C&C Co., Ltd., the Ultimate Controlling Entity’s investor using equity method, merged SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company, and changed its name to SK, Holdings Co., Ltd.

(5)	M&Service Co., Ltd., a subsidiary of the Parent Company, entered into performance agreement with SK Energy Co., Ltd. and provided a blank note to SK Energy Co., Ltd., with regard to this transaction.

(6)	There were additional investments in associates and joint ventures during the nine-month period ended September 30, 2016 as presented in Note 10.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

34.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~7,035 million as of September 30, 2016.

SK Broadband Co., Ltd. has guaranteed for employees’ borrowings relating to employee stock ownership program and provided short-term financial instruments amounting to ~~W~~728 million as collateral as of September 30, 2016.

(2)	Contingencies

As of September 30, 2016 the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. For those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation for these matters, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Accounts receivables from the sale of handsets

The agents of the Parent Company sell handsets to our subscribers on an installment basis. During the nine-month period ended September 30, 2016, the Parent Company entered into comprehensive agreement to purchase the accounts receivables from the handset sales with agents and to transfer the accounts receivables from the handset sales to a Special Purpose Company, respectively.

The accounts receivables from the sale of handsets amounting to ~~W~~714,074 million as of September 30, 2016, which the Parent Company purchased according to relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable- other.

(4)	Frequency usage rights

During the nine-month period ended September 30, 2016, the Parent Company secured bandwidth blocs in the 2.6 GHz band for ~~W~~1,330,100 million at the spectrum auction held by the Ministry of Science, ICT and Future Planning (MSIP) of Korea. The Parent Company acquired the ownership of frequency usage rights for 2.6 GHz band and made the initial payment in accordance with the terms of the agreement in August 2016. The remaining consideration will be paid on an annual installment basis for 10 years from March 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

35.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2016		September 30, 2015
Interest income	~~W~~	(39,037)	(36,497)
Dividends		(18,230)	(16,081)
Gain on foreign currency translation		(5,389)	(10,382)
Gain on relating to financial liabilities at fair value through profit or loss		(1,225)	(5,188)
Gain on disposal of long-term investments securities		(320,052)	(6,832)
Gain on valuation of derivatives		(4,708)	(4,633)
Gain on disposal of accounts receivable - trade		(12,708)	—
Gain related to investments in associates and joint ventures, net		(228,813)	(626,278)
Gain on disposal of property and equipment and intangible assets		(4,893)	(4,406)
Other income		(794)	(98)
Interest expense		217,066	224,090
Loss on foreign currency translation		8,707	9,243
Loss on disposal of long-term investments securities		444	1,746
Loss on settlement of derivatives		1,837	4,517
Loss relating to financial liabilities at fair value through profit or loss		—	4,850
Other finance costs		—	3,217
Bad debt expense		32,695	43,855
Income tax expense		346,646	408,015
Depreciation and amortization		2,266,101	2,222,893
Loss on impairment of property and equipment and intangible assets		3,229	1,976
Loss on disposal of property and equipment and intangible assets		37,495	17,604
Provision for retirement benefits		87,806	80,443
Loss on impairment of investment assets		14,977	34,387
Bad debt for accounts receivable - other		7,604	7,570
Other expenses		21,320	7,332

	~~W~~	2,410,078	2,361,343

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

35.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2016		September 30, 2015
Accounts receivable - trade	~~W~~	(2,254)	(193,599)
Accounts receivable - other		(484,036)	(53,057)
Accrued income		441	84
Advance payments		10,864	(35,155)
Prepaid expenses		(21,616)	(31,866)
Value-Added Tax refundable		(1,527)	295
Inventories		(6,125)	(5,662)
Long-term receivables - other		(226,167)	—
Guarantee deposits		(3,449)	(14,647)
Accounts payable - trade		37,497	59,267
Accounts payable - other		(117,347)	(173,754)
Advanced receipts		7,966	(3,399)
Withholdings		210,506	9,761
Deposits received		(1,974)	(5,746)
Accrued expenses		207,212	(51,303)
Value-Added Tax payable		7,685	10,957
Unearned revenue		(34,438)	(105,404)
Provisions		905	(29,555)
Long-term provisions		(20)	(6,623)
Plan assets		(18,723)	669
Retirement benefit payment		(32,415)	(43,416)
Others		(11,549)	(21,154)

	~~W~~	(478,564)	(693,307)

(3)	Significant non-cash transactions for the nine-month periods ended September 30, 2016 and 2015 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2016		September 30, 2015
Increase(decrease) of accounts payable - other related to acquisition of property and equipment and intangible assets	~~W~~	800,734	(238,064)

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